                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Half-year

Financial Report

at June 30, 2012

Contents

The Telecom Italia Group

3

Letter to the shareholders

5

Key Financial and Operating Data - Telecom Italia Group

6

Half-year 2012 Highlights

6

Consolidated Financial Performance in the First Half of 2012

7

Financial and Operating Highlights –  The Business Units of the Telecom Italia Group

13

Consolidated Financial Position and Cash Flow Performance

27

Half-year Condensed  Consolidated Financial Statements

34

Business Outlook for the Year 2012

43

Events Subsequent to June 30, 2012

43

Main Commercial Developments of the Business Units of the Group

44

Principal Changes in the Regulatory Framework

49

Corporate Boards at June 30, 2012

55

Macro-Organization Chart – Telecom Italia Group at June 30, 2012

57

Information for Investors

58

Related Party Transactions

61

Alternative Performance Measures

62

Sustainability section

64

Environment

64

Human Resources

66

Research and development

77

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2012

82

Contents

83

Consolidated Statements of Financial Position

84

Separate Consolidated Income Statements

86

Consolidated Statements of Comprehensive Income

87

Consolidated Statements of Changes in Equity

88

Consolidated Statements of Cash Flows

90

Notes to the Half-year Condensed Consolidated Financial Statements

92

Certification of the Half-year Condensed Consolidated Financial Statements at June 30,
2012 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with
Amendments and Additions  171

Auditors’ Report on the Review of the Condensed Consolidated Interim Financial

Statements

172

Useful Information

174

This document has been translated into English solely for the  convenience of the readers.

In the event of a discrepancy, the Italian language version prevails.

The Telecom Italia Group

The Business Units

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

CORE DOMESTIC • Consumer • Business • Top • National Wholesale • Other (Support Structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle Group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus Group

BRAZIL

The Brazil Business Unit (Tim Brasil group) offers services using UMTS and GSM technologies. Moreover, through the subsidiary Intelig Telecomunicações, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS. At the end of October 2011, the Tim Brasil group acquired control of two companies in the AES Atimus group which have been renamed Tim Fiber RJ and Tim Fiber SP. The companies will offer residential broadband services.

Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. – Intelig Telecomunicações Ltda – Tim Celular S.A. — Tim Fiber RJ S.A. — Tim Fiber SP Ltda

ARGENTINA

The Argentina Business Unit (Sofora - Telecom Argentina group) operates in Argentina and Paraguay. Specifically, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal (with the Personal brand); in Paraguay it operates in the mobile sector with the company Núcleo.

Sofora Telecomunicaciones S.A. (Sofora) • Nortel Inversora S.A. — Telecom Argentina S.A. — Telecom Argentina USA Inc. — Telecom Personal S.A. − NúcleoS.A. (Paraguay)

MEDIA

Media operates in the business segments of television broadcasting through La7, La7d and the MTV group, the production of multimedia music platforms and satellite channels and also the management of analog and digital broadcasting networks as well as accessory services and television broadcasting platforms.

Telecom Italia Media – La7 • MTV group • TI Media Broadcasting (network operator)

OLIVETTI

Olivetti operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. The reference market is focused mainly in Europe, Asia and South America.

Olivetti S.p.A. • Advalso • Olivetti I-Jet • European Affiliates

Board of Directors

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Sabrina Bruno Gianluca Ponzellini Salvatore Spiniello Ferdinando Superti Furga
Alternate Auditors	Ugo Rock Vittorio Mariani Roberto Capone Franco Patti

Letter to the Shareholders

To the Shareholders,

after reporting a loss in 2011 as a result of the impairment charge for goodwill, the Company returned to solid earnings in the first half of 2012 despite a worsening of the economic conditions in Italy and the slowdown of the economies in the countries of Latin America.

An even more important result comes from the reduction in debt, which fell by 800 million euros from the end of the same period last year to 30.4 billion euros at June 30, 2012, after dividend payments of over 1 billion euros.

In a scenario where most Italian companies found it extremely difficult to access credit, Telecom Italia successfully placed bonds worth 1.5 billion euros, maintaining its liquidity margin at a level sufficient to meet its repayment obligations until 2014. The Company would thus be able to cope with any temporary deterioration in the financial market panorama without placing its plans at risk. The credibility and the consistency of the debt reduction plan allow us to proceed with the project to relaunch the industrial side of the Telecom Italia Group, on which the whole management team has been working for so long.

This project breaks important new ground in terms of infrastructures. Effectively, it gives the go-ahead to build fixed and mobile ultra broadband networks in Italy. Furthermore, it will strengthen the company’s presence in Brazil by extending and upgrading the mobile network and by developing a fiber optic network starting from the infrastructure of AES – Tim Fiber, acquired in Brazil last year.

In order to generate the cash necessary to render the plan for the relaunch of investments compatible with the reduction of debt, for which we have set ourselves ambitious objectives, the role of the Italian market is of fundamental importance. In the past we have succeeded in defending our margins thanks to constant efforts to reduce costs: today defending revenues is just as important. In the first half of the year, important results have been achieved on this front. In fact, revenues from mobile telephone services record a recovery, both as a result of stabilizing the customer base and increasing revenues associated with broadband services. The recovery trend is particularly obvious in the Consumer sector, whereas the area of small and medium-size enterprises is feeling the effects of the difficult market situation, something made even worse by the fact that credit is so tight. In this segment, innovative offerings, however successful they are from a sales point of view --a prime example being Nuvola Italiana-- are not able to compensate the erosion of prices and volumes in the more traditional components of the offering.

The macroeconomic and financial scenario seems unlikely to improve in the next few months, either in Italy or in Latin America, but this must not jeopardize the aims we have set ourselves, especially with regard to reducing debt. We intend to use every bit of flexibility offered by the various operational levers that management has at its disposal.  We are fully aware that a situation of exceptional complexity, like the one we face now, requires not only coherent, rigorous management but also the capacity to find new directions to develop. This will ensure that we can proceed confidently along the path towards growth on which we have embarked with the new investment plan.

Franco Bernabè

Key Financial and Operating Data - Telecom Italia Group

Half-year 2012 Highlights

During the course of the first half of the year, the Group, thanks to geographic diversification, streamlining of its operating expenses and repositioning of the offering set out in its Business Plan, was able to combat the pressures of a recession on the domestic market and the slowdown of the economies of the Latin American countries, while confirming the profile for the growth of consolidated revenues and profit.

•

Consolidated Revenues are up 1.7% compared to the first half of the prior year (+3.1% in organic terms) to 14.8 billion euros, while EBITDA of 5.9 billion euros fell 1.6% (-1.0% in organic terms).

•

Operating Profit (EBIT) is 3.2 billion euros; an operating loss of 63 million euros was reported in the first half of 2011 following the Core Domestic goodwill impairment charge for 3.2 billion euros. Organic EBIT records an increase of 2.4%.

•

Profit attributable to owners of the Parent (1.2 billion euros) increased 3.3 billion euros over the same period of the prior year. On a comparable, basis, excluding the impairment charge for 3.2 billion euros recorded in the first half of 2011, the increase is +0.1 billion euros (+9.2%).

•

Cash flows generated during the first half more than compensated requirements, for a total of 1.3 billion euros, for the payment of dividends and taxes, bringing Adjusted Net Financial Debt at the end of the period to 30.4 billion euros, down 54 million euros compared to the end of 2011.

Financial Highlights

(millions of euros)	1st Half 2012	1st Half 2011 (1)	Change %
			Reported	Organic

Revenues	14,793	14,543	1.7	3.1
EBITDA(2)	5,859	5,956	(1.6)	(1.0)
EBITDA Margin	39.6%	41.0%	(1.4) pp
Organic EBITDA Margin	39.8%	41.5%	(1.7) pp
EBIT(2)	3,205	(63)	n.s.	2.4
EBIT Margin	21.7%	n.s.	n.s.
Organic EBIT Margin	21.7%	21.9%	(0.2) pp
Profit (loss) for the period attributable to owners of the Parent	1,245	(2,042)	n.s.
Capital expenditures (CAPEX)	2,269	2,037	11.4
	6/30/2012	12/31/2011	Change
Adjusted net financial debt(2)	30,360	30,414	(54)

(1)

Starting from the first half of 2012, the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits); therefore, the comparative figures have been restated on a consistent basis. Further details and the effects on the periods presented are provided in the Note “Accounting policies” in the half-year condensed consolidated financial statements at June 30,2012.

(2)

Details are provided under “Alternative Performance Measures”.

Consolidated Financial Performance in the First Half of 2012

Revenues

Revenues amount to 14,793 million euros in the first half of 2012, increasing 1.7% compared to 14,543 million euros in the first half of 2011 (+250 million euros). In terms of the organic change, consolidated revenues grew 3.1% (+443 million euros).

Specifically, the organic change in revenues is calculated by excluding:

•

the effect of exchange differences (1) equal to -179 million euros, for the most part relating to the Brazil Business Unit (-185 million euros) and to a lesser extent to the Argentina Business Unit (-3 million euros);

•

the effect of the change in the scope of consolidation (-5 million euros) in connection with the sale of the subsidiary Loquendo (Domestic Business Unit) on September 30, 2011;

•

the effect of a reduction in revenues of 9 million euros due to the closing of commercial disputes with other operators.

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Half 2012		1st Half 2011		Change
		% of total		% of total	amount	%	% organic

Domestic	9,048	61.2	9,335	64.2	(287)	(3.1)	(3.0)
Core Domestic	8,570	57.9	8,932	61.4	(362)	(4.1)	(3.9)
International Wholesale	709	4.8	642	4.4	67	10.4	8.9
Brazil	3,733	25.2	3,499	24.1	234	6.7	12.6
Argentina	1,823	12.3	1,511	10.4	312	20.6	20.9
Media, Olivetti and Other Operations	290	2.0	343	2.3	(53)
Adjustments and Eliminations	(101)	(0.7)	(145)	(1.0)	44
Total consolidated revenues	14,793	100.0	14,543	100.0	250	1.7	3.1

()

The average exchange rates used for the translation to euro (expressed in terms of units of local currency per 1 euro) are: for the Brazilian real, 2.41520 in the first half of 2012 and 2.28778 in the first half of 2011 and for the Argentine peso, 5.69209 in the first half of 2012 and 5.67941 in the first half of 2011. The effect of the change in exchange rates is calculated by applying, to the period under comparison, the foreign currency translation rates used for the current period.

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reports a declining trend in organic Revenues of 282 million euros compared to the first half of 2011 (-3.0%), with the main operating indicators confirming a structural improvement owing to the repositioning strategy undertaken by the Mobile business (especially in the Consumer segment) and the focus on the value of the customer base in the Fixed-line business.

In the first half of 2012, organic revenues from services total 8,714 million euros and record a contraction of 2.9% compared to the same period of the prior year. This is an improvement over the average performance for the full year 2011 (-5.2%) but a slight decline in the second quarter compared to the first quarter of 2012 (-3.6%; -2.3% in the first quarter of 2012, which benefited from one additional business day owing to the fact that 2012 was a leap year).

Revenues from services in the Mobile business record a shrinkage of 5.6% compared to the first half of 2011, with a slowdown in the second quarter (-7.5%) attributable particularly to the above calendar effect and a contraction in the Business and Top segments caused not only by competition but also by the economic climate. Performance nevertheless remains better than in the year 2011 (-8.7%), thanks always to the curtailment of revenue erosion in traditional services and the positive growth of Mobile Internet revenues.

The fixed-line area features a decline in revenues from services of 103 million euros (-1.6% compared to the first half of 2011) with a confirmation of the improving trend also in the second quarter (-1.4%; -1.8% in the first quarter of 2012; -3.4% in the year 2011) thanks to the focus on the value of the customer base which nevertheless posts a decrease of 4.6% compared to June 30, 2011.

Product revenues total 343 million euros and are 18 million euros lower compared to the first half of 2011. The growth in Mobile devices, driven by a greater commercial push on mobile internet-enabled devices, in fact, was absorbed by the sharp contraction of Fixed-line products attributable to a contraction of the market but also to a more selective commercial strategy to defend the profit base.

As for the Brazil Business Unit, organic revenues grew 12.6% in the first half of 2012 compared to the corresponding period of the prior year. Revenues from services continue to display a positive trend (+11.0% over the first half of 2011) propelled by the growth of the customer base (about 69 million lines at June 30, 2012, up 24% compared to June 30, 2011); handset revenues also show a positive trend (+27.5% compared to the first half of 2011).

With respect to the Argentina Business Unit, organic revenues gained 20.9% compared to the first half of 2011 (+315 million euros); specifically, mobile business revenues (1,318 million euros) recorded a growth of 24.4% while the fixed area grew 12.7% vs. the corresponding period of the prior year.

An in-depth analysis of revenue performance by individual Business Unit is provided under “Financial and Operating Highlights - The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 5,859 million euros, decreasing 97 million euros (-1.6%) compared to the corresponding period of the prior year; the EBITDA margin is 39.6% (41.0% in the first half of 2011). Organic EBITDA fell 59 million euros (-1.0%) from the same period of the prior year; the organic EBITDA margin is down 1.7 percentage points (39.8% in the first half of 2012 against 41.5% in the first half of 2011) owing to a higher percentage of total revenues by South America where margins are lower than the Domestic business as well as higher sales of mobile devices, aimed at a greater penetration of data services.

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	1st Half 2012		1st Half 2011		Change
		% of total		% of total	amount	%	% organic

Domestic	4,406	75.2	4,527	76.0	(121)	(2.7)	(3.3)
EBITDA margin	48.7		48.5			0.2 pp	(0.2) pp
Brazil	987	16.8	948	15.9	39	4.1	10.0
EBITDA margin	26.5		27.1			(0.6) pp	(0.6) pp
Argentina	550	9.4	506	8.5	44	8.7	8.9
EBITDA margin	30.2		33.5			(3.3) pp	(3.3) pp
Media, Olivetti and Other Operations	(81)	(1.3)	(25)	(0.4)	(56)
Adjustments and Eliminations	(3)	(0.1)	-	-	(3)
Total consolidated EBITDA	5,859	100.0	5,956	100.0	(97)	(1.6)	(1.0)
% on Revenues	39.6		41.0			(1.4) pp	(1.7) pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•

Acquisition of goods and services (6,500 million euros; 6,232 million euros in the first half of 2011). The increase of 268 million euros is largely due to the surge in the commercial and technical costs of the Brazil Business Unit (+105 million euros, including a negative exchange rate effect for 113 million euros) and of the Argentina Business Unit (+222 million euros), needed to support the growth of the customer base, voice and data traffic volumes and, consequently sales in the Latin America area. Countering these changes is the domestic business which benefits from cost cutting actions which contributed to a reduction in purchases of 69 million euros compared to the first half of 2011.

•

Employee benefits expenses (2,006 million euros; 1,986 million euros in the first half of 2011) record a net increase of 20 million euros. The change was influenced by:

–

in the foreign component, an increase in the average headcount referring to the salaried workforce of 1,446, mainly in the Brazil Business Unit and the Argentina Business Unit;

–

in the Italian component, a decrease of ordinary employee benefits expenses, mainly due to the reduction in the average headcount of the salaried workforce of 1,280 compared to the first half of 2011;

–

expenses of 16 million euros, arising from the agreements signed with the labor unions of Olivetti I-Jet and its subsidiary Olivetti Engineering S.A. aimed at dealing with the excess staff of the company put into a wind-up.

•

Other operating expenses (897 million euros; 843 million euros in the first half of 2011). The increase of 54 million euros is primarily in reference to the Brazil Business Unit (+36 million euros, including a negative exchange rate effect of 18 million euros) and the Argentina Business Unit (+40 million euros) and is partially compensated by the Domestic Business Unit (-37 million euros). In particular:

–

writedowns and expenses in connection with credit management comprise mainly 174 million euros (177 million euros in the first half of 2011) referring to the Domestic Business Unit, 49 million euros (47 million euros in the first half of 2011) to the Brazil Business Unit and 26 million euros (15 million euros in the first half of 2011) to the Argentina Business Unit;

–

provision charges recorded for pending disputes refer mainly to the Brazil Business Unit  for 35 million euros (30 million euros in the first half of 2011), the Domestic Business Unit for 13 million euros (43 million euros in the first half of 2011) and the Argentina Business Unit for 6 million euros (5 million euros in the first half of 2011);

–

telecommunications operating fees and charges mostly refer to the Brazil Business Unit for 272 million euros (242 million euros in the first half of 2011), to the Argentina Business Unit for 35 million euros (28 million euros in the first half of 2011) and to the Domestic Business Unit for 30 million euros (29 million euros in the first half of 2011).

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Half 2012	1st Half 2011	Change

Amortization of intangible assets with a finite useful life	1,073	1,094	(21)
Depreciation of property, plant and equipment – owned and leased	1,597	1,740	(143)
Total	2,670	2,834	(164)

The decrease in depreciation and amortization charges is mainly in reference to the Domestic Business Unit (-219 million euros), offset by the increase in depreciation and amortization charges of the Argentina Business Unit (+44 million euros).

Net gains (losses) on disposals of non-current assets

Net gains on disposals of non-current assets principally refer to the Domestic Business Unit.

Impairment losses on non-current assets

In the first half of 2012, the Group, as in previous years, repeated the impairment test on goodwill. The outcome of this test did not require an impairment charge. In the first half of 2011, the impairment charge of goodwill allocated to the Core Domestic Cash-Generating Unit (CGU) in the Domestic Business Unit was 3,182 million euros. Further details are provided in the Note “Goodwill” in the half-year condensed consolidated financial statements at June 30, 2012 of the Telecom Italia Group.

EBIT

EBIT is 3,205 million euros; in the first half of 2011, a negative 63 million euros was reported which included the aforementioned impairment charge of 3,182 million euros on the goodwill allocated to the Core Domestic CGU. The organic change in EBIT is a positive 76 million euros (+2.4%) occasioned principally by the aforementioned reduction in depreciation and amortization, with a 21.7% organic EBIT margin more or less unchanged compared to the first half of 2011.

Other income (expenses) from investments

Neither income nor expenses from investments were recorded in the first half of 2012.

In the first half of 2011, the income balance of Other income (expenses) from investments was 15 million euros and referred to the gain (17 million euros) on the sale of the entire 27% investment in the Cuban operator EtecSA.

Finance income (expenses)

Finance income (expenses) is an expense balance of 917 million euros (an expense balance of 981 million euros in the first half of 2011), with an improvement of 64 million euros. The reduction, even though the net debt exposure remained basically unchanged, is due to multiple factors including the positive effects deriving from the change in finance expenses as a result of the impact of bond buybacks in the first half of 2011, as well as the capitalization of finance expenses (29 million euros) relating to the purchase of the user rights for the LTE mobile telephony frequencies by  the Domestic Business Unit.

Income tax expense

Income tax expense is 824 million euros and increased 55 million euros compared to the first half of 2011 mainly due to the higher taxable base of the Parent, Telecom Italia S.p.A., the Brazil Business Unit and also the Argentina Business Unit.

Profit (loss) for the period

The profit (loss) for the period can be analyzed as follows:

(millions of euros)	1st Half 2012	1st Half 2011

Profit (loss) for the period	1,460	(1,821)
Attributable to:
Owners of the Parent :
Profit (loss) from continuing operations	1,245	(2,031)
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	(11)
Profit (loss) for the period attributable to owners of the Parent	1,245	(2,042)
Non-controlling interests :
Profit (loss) from continuing operations	215	221
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) attributable to Non-controlling interests	215	221

Financial and Operating Highlights –
The Business Units of the Telecom Italia Group

Starting from the first half of 2012, the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits); therefore, the comparative figures of the Business Units have been restated on a consistent basis.

Domestic

In the first half of 2012, the company Matrix was moved to Other Operations and hence is no longer part of Core Domestic in the Domestic Business Unit. The periods under comparison have been reclassified accordingly.

(millions of euros)	1st Half 2012	1st Half 2011	Change
			amount	%	% organic
Revenues	9,048	9,335	(287)	(3.1)	(3.0)
EBITDA	4,406	4,527	(121)	(2.7)	(3.3)
EBITDA margin	48.7	48.5		0.2pp	(0.2)pp
EBIT	2,605	(697)	3,302	°	2.8
EBIT margin	28.8	°		°	1.6pp
Headcount at period-end (number)(*)	55,278	(**) 55,047	231	0.4

(*)

The 231 headcount change includes the effects resulting from the acquisition, as of January 1, 2012, of the Contact Center business and the relative 249 resources from the company Advalso in the Olivetti Business Unit.

(**)  Headcount at December 31, 2011.

Fixed

	6/30/2012	12/31/2011	6/30/2011
Physical accesses at period-end (thousands)	21,382	21,712	21,965
of which Retail physical accesses at period-end (thousands)	14,277	14,652	14,962
Broadband accesses in Italy at period-end (thousands)	9,022	9,089	9,117
of which Retail broadband accesses (thousands)	7,037	7,125	7,169
Network infrastructure in Italy:
access network in copper (millions of km – pair, distribution and connection)	112.5	112.2	111.9
access network in optical fiber (millions of km – fiber)	4.8	4.6	4.4
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,500	7,500	7,500
South America (km of fiber)	30,000	30,000	30,000
Atlantic (km of submarine cable)	15,000	15,000	15,000
Total traffic:
Minutes of traffic on fixed-line network (billions)	53.4	108.9	55.8
Domestic traffic	45.5	93.3	48.5
International traffic	7.9	15.6	7.3
DownStream and UpStream traffic volumes (PBytes)	1,071	1,937	951

Mobile

	6/30/2012	12/31/2011	6/30/2011
Number of lines at period-end (thousands)	32,225	32,227	31,260
Change in lines (%)	0.0	3.9	0.8
Churn rate (%) (1)	12.9	21.9	11.1
Total average outgoing traffic per month (millions of minutes)	3,706	3,633	3,608
Total average outgoing and incoming traffic per month (millions of minutes)	4,935	4,843	4,801
Mobile browsing volumes (PBytes) (2)	45.5	75.9	34.9
Average monthly revenues per line (in euros) (3)	16.0	17.4	17.5

(1)

The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)

National traffic excluding roaming.

(3)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to two Cash-generating units (CGU):

•

Core Domestic: includes all telecommunications activities inherent to the Italian market. Revenues are broken down according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

–

Consumer: comprises the aggregate of voice and internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

–

Business: is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium-size enterprises) and SOHOs (Small Office Home Office) in the Fixed and Mobile telecommunications markets;

–

Top: comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise customers in the Fixed and Mobile telecommunications markets;

–

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

–

Other (Support Structures): includes:

−

Technology & IT: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

−

Staff & Other: services carried out by staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Main financial data

Key results in the first half of 2012 by the Domestic Business Unit overall and by market/business segment compared to the first half of 2011 are presented in the following tables.

Core Domestic

(millions of euros)	1st Half 2012	1st Half 2011	Change
			amount	%	% organic

Revenues	8,570	8,932	(362)	(4.1)	(3.9)
Consumer (1)	4,432	4,499	(67)	(1.5)	(1.5)
Business (2)	1,438	1,557	(119)	(7.6)	(7.6)
Top (2)	1,574	1,722	(148)	(8.6)	(8.6)
National Wholesale	1,035	1,054	(19)	(1.8)	(0.9)
Other	91	100	(9)	(9.0)	(4.2)
EBITDA	4,309	4,412	(103)	(2.3)	(2.9)
EBITDA margin	50.3	49.4		0.9pp	0.5pp
EBIT	2,556	(757)	3,313	°	3.4
EBIT margin	29.8	°		°	2.1pp
Headcount at period-end (number)	54,262	(*) 54,038	224	0.4

(*)

Headcount at December 31, 2011.

(1)

In the first half of 2012, the company Matrix was moved to Other Operations and hence is no longer part of the Consumer segment. The periods under comparison have been reclassified accordingly.

(2)

The data of the Business and Top segments in the first half of 2011 have been reclassified for purposes of comparison with the data of the first half of 2012, which take into account the new customer classification criteria introduced at the beginning of 2012.

International Wholesale

(millions of euros)	1st Half 2012	1st Half 2011	Change
			amount	%	% organic

Revenues	709	642	67	10.4	8.9
of which third parties	500	431	69	16.0	13.6
EBITDA	103	120	(17)	(14.2)	(16.3)
EBITDA margin	14.5	18.7		(4.2) pp	(4.4) pp
EBIT	50	60	(10)	(16.7)	(19.4)
EBIT margin	7.1	9.3		(2.2) pp	(2.4) pp
Headcount at period-end (number)	1,016	(*) 1,009	7	0.7

(*) Headcount at December 31, 2011.

Revenues

In a deteriorating economic climate and in a continuing fiercely competitive market, revenues of all segments in the first half of 2012, although displaying a contraction, confirm a gradual recovery thanks to the growth of the mobile customer base, the policy focusing on ARPU (Average Revenues Per User) in the Fixed-line business and the effectiveness of new rate plan policies both in terms of slowing down the fall in prices (both Fixed-line and Mobile) and the development of new services, particularly in the Mobile Internet area.

More to the point:

•

Consumer: the Consumer segment reports a reduction in revenues of 67 million euros (-1.5%) compared to the first half of 2011. This confirms the trend of steady recovery seen in 2011 thanks particularly to the stabilization of the erosion of voice revenues (both Fixed and Mobile), strong expansion of Browsing revenues and an increase in handset sales (+65 million euros, +52.7%), particularly Mobile Internet-enabled devices. The reduction is entirely due to revenues from services (-132 million euros, -3.0%) and can be ascribed to traditional Voice and Messaging services. Such contraction is for the most part offset by higher Mobile Internet revenues (+51 million euros, +15.9% compared to the first half of 2011) and Fixed Broadband accesses (+16 million euros, +3.4% compared to the same period of 2011).

•

Business: the Business segment in the first half of 2012 shows a reduction in revenues of 119 million euros (-7.6%) compared to the first half of 2011. This decline is mostly in reference to service revenues, -91 million euros of which -56 million euros refers to the Fixed-line area (-5.5%), attributable entirely to the erosion of the customer base (-6.7% compared to 2011), and -38 million euros to the Mobile area (-7.6%), stemming from both a reduction in the customer base (-5.4% excluding data only lines) and a fall in the revenues and the average per unit prices particularly for voice services.

•

Top: the Top segment reports lower revenues of 148 million euros (-8.6%) in the first half of 2012 compared to the same period of 2011. This shrinkage refers to both revenues from services (-92 million euros, -6%), and product sales (-55 million euros, -28.2%). The drop in revenues from services specifically comes from the Fixed business (Voice -48 million euros, Data -34 million euros) while the fall in the Mobile business is limited to -18 million euros (-3.9%), entirely attributable to the decrease in prices/revenues from traffic and messaging that was only partly offset by the increase in Browsing revenues.

•

National Wholesale: the National Wholesale segment highlights a decrease in revenues in the first half of 2012 (-19 million euros, -1.8%, -0.9% in organic terms) that can be traced largely to lower carrier and interconnection revenues, only in part matched by the growth of access services to alternative operators.

International Wholesale Revenues

International Wholesale (the Telecom Italia Sparkle group) reports revenues of 709 million euros in the first half of 2012 or an increase of 67 million euros (+10.4%, +8.9% in organic terms) compared to 2011. Such performance is almost entirely due to Voice services (+15.7%) and, to a lesser extent, to the IP business/Data segment (+8.6%). All areas of business were impacted by strong pressures on prices caused by market competition as well as the continuing actions to rationalize the sector according to a more selective approach in terms of the customer portfolio and traffic strategy.

EBITDA

EBITDA of the Domestic Business Unit is 4,406 million euros in the first half of 2012, down 121 million euros compared to the first half of 2011 (-2.7%). The EBITDA margin is 48.7%, a slight improvement compared to the first half of 2011 (+0.2 percentage points). The contraction in revenues from services impacted EBITDA (-269 million euros) and was offset only in part by the reduction in the portion of revenues to be paid to other operators and the changes in efficiency obtained by selective control and containment of operating expenses.

Organic EBITDA in the first half of 2012 comes to 4,424 million euros (-150 million euros, -3.3% compared to the first half of 2011), with the organic EBITDA margin equal to 48.8%, or slightly lower than the first half of 2011 (-0.2 percentage points).

With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Half 2012	1st Half 2011	Change

Acquisition of goods and services	3,236	3,305	(69)
Employee benefits expenses	1,472	1,535	(63)
Other operating expenses	301	338	(37)

In particular:

•

acquisition of goods and services: shrunk 69 million euros (-2.1%) compared to the same period of 2011. Such contraction is mainly due to a decrease in the portion of revenues to be paid to other operators, owing principally to the reduction in Mobile termination rates;

•

employee benefits expenses: fell 63 million euros from the first half of 2011 (-4.1%), attributable mostly to the reduction in the average headcount of the salaried workforce by 864 compared to the first half of 2011, countered by higher expenses as a result of the acquisition, as of January 1, 2012, of the Contact Center business and the relative 249 resources from the company Advalso in the Olivetti Business Unit;

•

other operating expenses: are down 37 million euros vs. the first half of 2011, principally as a result of lower provision charges – non organic. Details are as follows:

(millions of euros)	1st Half 2012	1st Half 2011	Change

Writedowns and expenses in connection with credit management	174	177	(3)
Provision charges	13	43	(30)
Telecommunications operating fees and charges	30	29	1
Indirect duties and taxes	51	48	3
Sundry expenses	33	41	(8)
Total	301	338	(37)

EBIT

EBIT in the first half of 2012 is 2,605 million euros; a negative EBIT was reported in the same period of the prior year for 697 million euros and included the goodwill impairment charge of the Core Domestic CGU for 3,182 million euros. The EBIT margin is 28.8%. Organic EBIT is 2,602 million euros, up 71 million euros compared to 2,531 million euros in the first half of 2011 (+2.8%); the organic EBIT margin is 28.7% or 1.6 percentage points higher vs. the first half of 2011 (27.1%).

Brazil

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	Change
	(a)	(b)	(c)	(d)	amount (c-d)	% (c-d)/d

Revenues	3,733	3,499	9,016	8,004	1,012	12.6
EBITDA	987	948	2,385	2,169	216	10.0
EBITDA margin	26.5	27.1	26.5	27.1		(0.6)pp
EBIT	466	440	1,125	1,007	118	11.7
EBIT margin	12.5	12.6	12.5	12.6		(0.1)pp
Headcount at period-end (number)		10,922	(*) 10,539		383	3.6

(*)

Headcount at December 31, 2011.

	1st Half 2012	1st Half 2011

Lines at period-end (thousands)	68,860	(*) 64,070
MOU (minutes/month)	126.9	126.6
ARPU (reais)	18.7	21.2

(*)

Number at December 31, 2011.

Main financial data

Revenues

Revenues total 9,016 million reais, up 1,012 million reais compared to the same period of 2011 (+12.6%). Revenues from services in the first half of 2012 are 8,000 million reais, increasing from 7,207 million reais in the same period of 2011 (+11.0%). Revenues from the sale of products increased from 797 million reais in the first half of 2011 to 1,016 million reais in the same period of 2012 (+27.5%), reflecting a higher penetration of the customer base with high-value smartphones and webphones, serving as an important leverage for the expansion of revenues from data services.

The ARPU mobile (Average Revenue Per User) for the first six months of 2012 is 18.7 reais compared to 21.2 reais for the same period of 2011 (-11.8%). The change in ARPU and revenues from services is adversely affected by the reduction in interconnection charges to the network of mobile operators, in effect since February 2012.

Total lines at June 30, 2012 number 68.9 million, up 7.5% compared to December 31, 2011 and 24.0% compared to June 30, 2011, corresponding to a 26.9% market share of the lines.

EBITDA

EBITDA in the first half of 2012 is 2,385 million reais, or 216 million reais higher than the same period of 2011 (+10.0%). The increase in the EBITDA is supported by higher revenues mainly relating to outgoing voice traffic and VAS, offset basically by higher termination charges due to the increase in traffic volumes and to the costs strictly linked to the change in the customer base.

The EBITDA margin is 26.5%, down 0.6 percentage points compared to the same period of 2011.

The increase in the EBITDA margin of revenues from services is countered by the higher contribution of revenues from the sale of smartphones and webphones.

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	Change
	(a)	(b)	(c)	(d)	(c-d)

Acquisition of goods and services	2,255	2,150	5,447	4,919	528
Employee benefits expenses	177	161	427	368	59
Other operating expenses	373	337	900	771	129
Change in inventories	(17)	(52)	(41)	(120)	79

•

acquisition of goods and services: totals 5,447 million reais (4,919 million reais in the first half of 2011). The increase of 10.7% compared to the first half of 2011 (+528 million reais) can be analyzed as follows:

+170 million reais for the purchases referring primarily to product cost;

-11 million reais for external services costs;

+269 million reais for the portion of revenues to be paid to other TLC operators;

+100 million reais for rent and lease costs;

•

employee benefits expenses amount to 427 million reais, increasing 59 million reais compared to the first half of 2011 (+16.0%). The average headcount grew from 9,053 in the first half of 2011 to 9,795 in the same period of 2012. The percentage of employee benefits expenses to revenues is 4.7%, increasing 0.1 percentage points compared to the first half of 2011;

•

other operating expenses: come to 900 million reais, increasing 16.7% (771 million reais in the first half of 2011). Such expenses consist of the following:

(million reais)	1st Half 2012	1st Half 2011	Change

Writedowns and expenses in connection with credit management	118	108	10
Provision charges	85	68	17
Telecommunications operating fees and charges	656	555	101
Indirect duties and taxes	17	18	(1)
Sundry expenses	24	22	2
Total	900	771	129

EBIT

EBIT is 1,125 million reais, increasing 118 million reais compared to the first half of 2011. This increase is due to a higher contribution by EBITDA offset to a marginal degree by higher depreciation and amortization charges of 96 million reais (1,256 million reais in the first half of 2012, compared to 1,160 million reais in the same period of 2011).

Auction for the user rights to mobile telephony frequencies

In June 2012, Tim Celular, a subsidiary of TIM Brasil, took part in the auction for the acquisition of the user rights to the fourth-generation (4G) mobile telephony frequency bands.

On June 12 and 13, 2012, the Brazilian regulator, Anatel, announced the results of the bidding, awarding Tim Celular the user rights to one national 10+10MHz and six regional 10+10MHz frequencies bands, as well as 7+7MHz in 450MHz in four states. The total value of the investment is 382 million reais and allows the Tim Brasil group to use the new frequencies for 15 years (renewable for another 15 years).

The assignment of the acquired spectrum will be formalized in the third quarter of 2012.

Argentina

	(millions of euros)		(millions of Argentine pesos)
	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	Change
	(a)	(b)	(c)	(d)	amount (c-d)	% (c-d)/d

Revenues	1,823	1,511	10,379	8,583	1,796	20.9
EBITDA	550	506	3,131	2,876	255	8.9
EBITDA margin	30.2	33.5	30.2	33.5		(3.3)pp
EBIT	255	257	1,452	1,462	(10)	(0.7)
EBIT margin	14.0	17.0	14.0	17.0		(3.0)pp
Headcount at period-end (number)(*)			16,785	(**) 16,350	435	2.7

(*)  Includes employees with temp work contracts: 1 at 6/30/2012 and 1 at 12/31/2011.

(**) Headcount at December 31, 2011.

	6/30/2012	12/31/2011	Change
			amount	%

Fixed-line
Lines at period-end (thousands)	4,148	4,141	7	0.2
ARBU (Average Revenue Billed per User) (Argentine pesos)	47.2	(°) 44.7	2.5	5.6
Mobile
Lines at period-end (thousands)	20,965	20,342	623	3.1
Telecom Personal lines (thousands)	18,723	18,193	530	2.9
% postpaid lines (**)	32%	32%	-	-
MOU Telecom Personal (minutes/month)	96	(°) 97	(1)	(1.0)
ARPU Telecom Personal (Argentine pesos)	54.6	(°) 48.3	6.3	13.0
Núcleo mobile lines (thousands)(***)	2,242	2,149	93	4.3
% postpaid lines (**)	18%	17%		1 pp
Broadband
Broadband accesses at period-end (thousands)	1,594	1,550	44	2.8
ARPU (Argentine pesos) (****)	96.1	(°) 84.1	12.0	14.3

(° )

Data relating to the first half of 2011.

(**)

Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.

(***)

Includes WiMAX lines.

(****)

The calculation method was updated in order to exclude, from the customer base, the internet sticks sold to customers who already have ADSL access.

Revenues

Revenues in the first half of 2012 amount to 10,379 million pesos, up 1,796 million pesos (+20.9%) compared to the same period of 2011 (8,583 million pesos) thanks to the growth of the broadband and mobile customer bases, in addition to the relative ARPU. The main source of revenues for the Argentina Business Unit is mobile telephony which accounted for about 72% of the consolidated revenues of the Business Unit, increasing more than 24% compared to the first half of 2011.

Fixed-line telephony service: the number of fixed lines at June 30, 2012 remained more or less the same compared to the end of 2011. Even though the fixed-line regulated services in Argentina continue to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 5.6% compared to the first half of 2011, thanks to the sale of plans which include minutes of traffic and value-added services. ARBU also benefits from increases in the prices of both value-added services and traffic plans.

Mobile telephony service: Telecom Personal mobile lines in Argentina increased by 530 thousand compared to the end of 2011, arriving at a total of 18,723 thousand lines at June 30, 2012, 32% of which is postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU gained 13% reaching 54.6 pesos (48.3 pesos in the first half of 2011). A large part of this growth can be traced to Value-Added Services (including text messaging) and the Mobile Internet service which, on the whole, accounts for approximately 52% of revenues from mobile telephony services in the first half of 2012.

In Paraguay, the Núcleo customer base grew about 4% compared to December 31, 2011 and at June 30, 2012 reached 2,242 thousand lines, 18% of which is postpaid.

Broadband: Telecom Argentina’s portfolio of total broadband lines at June 30, 2012 reached 1,594 thousand accesses, with an increase of 44 thousand accesses compared to the end of 2011 and representing a gain of about 3%.

EBITDA

EBITDA is up 255 million pesos (+8.9%) over the first half of 2011, reaching 3,131 million pesos in the first half of 2012. The EBITDA margin is 30.2%, down 3.3 percentage points compared to the same period of 2011, mainly due to higher costs for the acquisition of goods and services and employee benefits expenses.

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	1st Half 2012 (a)	1st Half 2011 (b)	1st Half 2012 (c)	1st Half 2011 (d)	Change (c-d)

Acquisition of goods and services	839	617	4,773	3,502	1,271
Employee benefits expenses	267	208	1,519	1,179	340
Other operating expenses	197	157	1,122	894	228
Change in inventories	(28)	26	(157)	149	(306)

•

acquisition of goods and services: totals 4,773 million pesos (3,502 million pesos in the first half of 2011). The increase of 36.3% compared to the same period of the prior year (+1,271 million pesos) is mainly due to higher external service costs for 621 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise for 560 million pesos;

•

employee benefits expenses: stand at 1,519 million pesos, increasing 340 million pesos compared to the first half of 2011 (+28.8%). The increase comes from salary rises, as a result of periodical revisions in union agreements and is largely connected to inflation. Moreover, an increase is recorded in the average number of employees in the mobile area. The percentage of employee benefits expenses to total revenues is 14.6%, growing 0.9 percentage points over the first half of 2011;

•

other operating expenses: amount to 1,122 million pesos, increasing 25.5% (894 million pesos in the first half of 2011).  Such expenses consist of the following:

(millions of Argentine pesos)	1st Half 2012	1st Half 2011	Change
	(a)	(b)	(a-b)

Writedowns and expenses in connection with credit management	148	84	64
Telecommunications operating fees and charges	196	160	36
Indirect duties and taxes	741	620	121
Sundry expenses	37	30	7
Total	1,122	894	228

EBIT

EBIT fell by 10 million pesos (-0.7%) in the first half of 2012 to 1,452 million pesos, mainly as a result of higher depreciation and amortization. The EBIT margin is 14.0%, down 3.0 percentage points compared to the same period of the prior year.

Media

(millions of euros)	1st Half 2012	1st Half 2011	Change
			amount	%

Revenues	119	118	1	0.8
EBITDA	(16)	9	(25)	n.s.
EBITDA margin	(13.4)	7.6
EBIT	(46)	(20)	(26)	n.s.
EBIT margin	(38.7)	(16.9)
Headcount at period-end (number)	792	(*) 765	27	3.5

(*) Headcount at December 31, 2011.

	6/30/2012	6/30/2011

La7 audience share Free to Air (average during the period, in %)	3.5	3.7
Gross advertising revenues (millions of euros)	129.1	121.2

At July 4, 2012, date of the national switch-off, Telecom Italia Media Broadcasting’s three Digital Multiplexes
(excluding the fourth, which is currently operating only in Sardinia) cover 94.9% of the Italian population.

Revenues

Revenues amount to 119 million euros in the first half of 2012, increasing 1 million euros compared to 118 million euros in the first half of 2011.  Specifically:

•

revenues of TI Media – La7 in the first half of 2012, before infragroup eliminations, stand at 70 million euros, decreasing 1 million euros compared to the corresponding period of 2011. The change is due to the increase in total gross advertising revenues which in the first half of 2012 expanded by 6 million euros, or +10.1%, over the first half of 2011; this increase almost completely offset the absence of revenues from the Competence Center activities which ceased operations in September 2011 and had generated revenues of 8 million euros in the first half of the prior year. Advertising revenues particularly benefitted from channel La7’s daily average audience share which reached 3.5% in the first six months of 2012 and also from channel La7d’s net advertising revenues in the first half of 2012 which totaled 4 million euros (+38.7%);

•

MTV group revenues came to 30 million euros, before intragroup eliminations, decreasing 6 million euros compared to the first half of 2011 (36 million euros). This reduction is principally due to lower net advertising revenues (21 million euros in the first half of 2012 compared to 25 million euros in the first half of 2011);

•

revenues from Network Operator activities (TIMB), before intragroup eliminations, total 38 million euros, compared to 26 million euros in the first half of 2011, increasing 12 million euros. The positive change is due both to the evolution of existing contracts and to new channels put under contract at the end of 2011 for digital terrestrial TV on Multiplexes, which led to the full use of the available digital band since February 2012.

EBITDA

EBITDA is a negative 16 million euros in the first half of 2012 compared to a positive 9 million euros recorded in the first half of 2011. In particular:

•

EBITDA of Telecom Italia Media – La7, comes to –35 million euros, with a negative change of 29 million euros compared to the first half of 2011 (-6 million euros). This result largely reflects higher operating costs connected mostly with the programming costs of channels La7 (+21 million euros) and La7d (+3 million euros), due to the launch of new programs and new faces compared to the first half of 2011, aimed at consolidating and extending the current viewing targets. The result was also adversely affected by the absence of profits from the Competence Center business (8 million euros of revenues in the first half of 2011) which ceased operations in September 2011;

•

EBITDA of the MTV group is -3 million euros, with a negative change of 6 million euros compared to the first half of 2011 mainly as a result of the contraction in advertising revenues;

•

EBITDA relating to network operator activities is 22 million euros, improving 10 million euros over the first half of 2011. This result was influenced by the above increase in sales while operating costs are slightly higher (1 million euros, +7.9%) compared to the first half of 2011.

EBIT

The negative EBIT in the first half of 2012 increased by 26 million euros, compared to the first half 2011, to a negative 46 million euros and generally reflects the above-described change in EBITDA.

Olivetti

Effective January 1, 2012, the contact center business and resources of Advalso S.p.A. were sold to Telecontact Center S.p.A. (a subsidiary of Telecom Italia – Domestic Business unit), under the project aimed at unitary management – under the control of Telecontact Center – of the call center activities conducted in the Telecom Italia Group.

Moreover, on June 13, 2012, the shareholders’ meeting of the subsidiary Olivetti I-Jet S.p.A. approved the wind-up of the company.

(millions of euros)	1st Half 2012	1st Half 2011	Change
			amount	%	% organic

Revenues	130	161	(31)	(19.3)	(12.8)
EBITDA	(38)	(25)	(13)	(52.0)	12.0
EBITDA margin	(29.2)	(15.5)
EBIT	(41)	(27)	(14)	(51.9)	7.4
EBITD margin	(31.5)	(16.8)
Headcount at period-end (number)	807	(*) 1.075	(268)	(24.9)

(*)

Headcount at December 31, 2011.

Revenues

Revenues amount to 130 million euros in the first half of 2012, decreasing 31 million euros compared to the first six months of the prior year. Nevertheless, organic revenues calculated on a comparable scope of consolidation basis by excluding the above transfer to Telecontact Center S.p.A., decreased 19 million euros (-12.8%). If the revenues under the agreements with the Parent, Telecom Italia S.p.A., regulating brands and patents are also excluded, the reduction is 14 million euros (-9.7%).

The decrease in revenues is largely associated with lower sales for 8 million euros in the indirect channel in Italy (SME and professional offices), the channel most exposed to the current market crisis; lower sales for 6 million euros in the international sales channel (sales to extra EU and extra Latin America customers) due to a different monthly timing compared to the prior year of the printer supply contracts with customers in the Far East and the cancellation of product supply contracts with unsatisfactory margins; and lastly, lower product supply contracts with Telecom Italia for 6 million euros. Higher sales are reported in Italy for 3 million euros in the direct channel (large customers) and an increase in sales for 2 million euros is confirmed for South America, a market with strong growth such that expectations are for a strengthening of Olivetti’s presence there, in particular in Brazil.

EBITDA

The organic change in EBITDA is a positive 3 million euros (+12%) thanks to the reduction in costs for 4 million euros (lower fixed and labor costs) which more than offset the lower margins caused by a drop in sales. Organic growth was calculated by excluding the provision charge for restructuring expenses of 16.5 million euros, recorded following the start of the process for the wind-up of Olivetti I-Jet S.p.A., consistently with the process to reposition of the business unit’s activities in keeping with the shift towards a paperless world and mobile applications. The change in the scope of consolidation had no impact on EBITDA.

EBIT

The organic change in EBIT is a positive 2 million euros (+7.4%) and was impacted by the same variables that affected EBITDA performance. The first half was also hurt by higher amortization of 1 million euros compared to the same period of 2011, following the conferral against a future capital increase of brands and patents from Telecom Italia S.p.A. to Olivetti S.p.A. during the previous year.

Consolidated Financial Position and Cash Flows Performance

Non-current assets

•

Goodwill: decreased 95 million euros, from 36,957 million euros at the end of 2011 to 36,862 million euros at June 30, 2012 due to the exchange rate effect of the Brazilian and Argentine companies.

•

Other intangible assets:  decreased 205 million euros, from 8,600 million euros at the end of 2011 to 8,395 million euros at June 30, 2012, being the balance of the following:

–

additions (+917 million euros);

–

amortization charge for the period (-1,073 million euros);

–

capitalization of borrowing costs relating to the acquisition of the user rights for the LTE mobile telephony frequencies (+29 million euros); the interest rate used is between 5.2% and 6%;

–

disposals, exchange differences, reclassifications and other movements (for a net balance of -78 million euros).

•

Tangible assets: decreased 410 million euros from 15,948 million euros at the end of 2011 to 15,538 million euros at June 30, 2012, being the balance of the following:

–

additions (+1,352 million euros);

–

depreciation charge for the period (-1,597 million euros);

–

disposals, exchange differences, reclassifications and other movements (for a net balance of -165 million euros).

Consolidated equity

Consolidated equity is 26,828 million euros (26,695 million euros at December 31, 2011), of which 22,918 million euros is attributable to owners of the Parent (22,791 million euros at December 31, 2011) and 3,910 million euros is attributable to Non-controlling interests (3,904 million euros at December 31, 2011).

In greater detail, the changes in equity are the following:

(millions of euros)	6/30/2012	12/31/2011

At the beginning of the period	26,695	32,555
Total comprehensive income (loss) for the period	1,124	(4,605)
Dividends declared by:	(994)	(1,302)
Telecom Italia S.p.A.	(895)	(1,184)
Other Group companies	(99)	(118)
Issue of equity instruments	1	7
Effect of increase in economic interest in Argentina BU	-	(210)
Effect of capital transactions by companies in Brazil BU	-	240
Other changes	2	10
At the end of the period	26,828	26,695

Cash flows

Adjusted net financial debt during the first half of 2012 was mainly impacted by the following:

Change in adjusted net financial debt

(millions of euros)	1st Half 2012	1st Half 2011	Change

EBITDA	5,859	5,956	(97)
Capital expenditures on an accrual basis	(2,269)	(2,037)	(232)
Change in net operating working capital:	(1,329)	(1,381)	52
Change in inventories	(57)	(73)	16
Change in trade receivables and net amounts due on construction contracts	235	(278)	513
Change in trade payables (*)	(1,336)	(843)	(493)
Other changes in operating receivables/payables	(171)	(187)	16
Change in provisions for employee benefits	(6)	(34)	28
Change in operating provisions and Other changes	(12)	8	(20)
Net operating free cash flow	2,243	2,512	(269)
% of Revenues	15.2	17.3	(2.1)pp

Sale of investments and other disposals flow	25	392	(367)
Financial investments flow	(7)	(156)	149
Dividend payment	(1,027)	(1,325)	298
Finance expenses, income taxes and other net non-operating requirements flow	(1,180)	(1,074)	(106)
Reduction/(Increase) in adjusted net financial debt	54	349	(295)

(*)

Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net financial debt during the first half of 2012 has been particularly impacted by the following items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Half 2012		1st Half 2011		Change
		% of total		% of total

Domestic	1,333	58.7	1,352	66.4	(19)
Brazil	662	29.2	444	21.8	218
Argentina	236	10.4	205	10.1	31
Media, Olivetti and Other Operations	38	1.7	36	1.7	2
Adjustments and Eliminations	-	-	-	-	-
Total consolidated capital expenditures	2,269	100.0	2,037	100.0	232
% of Revenues	15.3		14.0		1.3 pp

Capital expenditures total 2,269 million euros in the first half of 2012, increasing 232 million euros (+11.4%) compared to the first half of 2011. In particular:

•

the Domestic Business Unit records a reduction of 19 million euros particularly because of less need to accept deliveries for new plant due to a slowdown and contraction of the commercial dynamics of the fixed-line access business;

•

the Brazil Business Unit posts an increase of 218 million euros (including a negative exchange effect of 23 million euros) mainly for expenditures dedicated to the expansion of the network infrastructure;

•

the Argentina Business Unit increased capital expenditures by 31 million euros. Besides the increase in subscriber acquisition costs, capitalized on binding contracts, investments were aimed at extending and upgrading broadband services in order to improve transmission capacity and increase access speeds offered to customers. Moreover, Telecom Personal invested mainly to increase capacity and extend the 3G network to sustain internet mobile growth.

Change in net operating working capital

The change during the period, from 1,381 million euros in the first half of 2011 to 1,329 million euros in the first half of 2012 generated a reduction in overall requirements of 52 million euros.

In the first half of 2012, certain disputes were settled with another operator which basically had a nil effect on the change in net operating working capital and on operating cash flows. This settlement led to a reduction in trade accounts receivable for 350 million euros, trade accounts payable for 432 million euros and a net reduction in other net operating receivables/payables for 83 million euros.

Sale of investments and other disposals flow

Sale of investments and other disposals flow totals 25 million euros in the first half of 2012 and principally refers to the collection of the installments on the sale of the investment in EtecSA Cuba which took place at the end of January 2011.

In the first half of 2011, the flow was equal to 392 million euros, of which 386 million euros was the amount already collected, net of the related incidental costs, on the sale of EtecSA Cuba.

Financial investments flow

Financial investments flow refer mainly to the payment of incidental costs and other payables in connection with the acquisition of investments during the last part of the year. In the first half of 2011, the amount was 156 million euros, mainly referring to the increase in the interest held in the Sofora - Telecom Argentina group.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, during the first half of 2012, of net finance expenses (1,148 million euros) and income taxes (241 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	6/30/2012	12/31/2011	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,298	24,478	(180)
Amounts due to banks, other financial payables and liabilities	9,911	10,078	(167)
Finance lease liabilities	1,239	1,304	(65)
	35,448	35,860	(412)
Current financial liabilities (*)
Bonds	3,289	3,895	(606)
Amounts due to banks, other financial payables and liabilities	2,036	1,951	85
Finance lease liabilities	236	245	(9)
	5,561	6,091	(530)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	41,009	41,951	(942)
Non-current financial assets
Securities other than investments	(12)	(12)	-
Financial receivables and other non-current financial assets	(3,206)	(2,937)	(269)
	(3,218)	(2,949)	(269)
Current financial assets
Securities other than investments	(613)	(1,007)	394
Financial receivables and other current financial assets	(364)	(462)	98
Cash and cash equivalents	(6,029)	(6,714)	685
	(7,006)	(8,183)	1,177
Financial assets included in Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(10,224)	(11,132)	908
Accounting net financial debt	30,785	30,819	(34)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(425)	(405)	(20)
Adjusted net financial debt	30,360	30,414	(54)
Detailed as follows:
Total adjusted gross financial debt	38,429	39,382	(953)
Total adjusted financial assets	(8,069)	(8,968)	899
(*) of which current portion of medium/long-term debt:
Bonds	3,289	3,895	(606)
Amounts due to banks, other financial payables and liabilities	1,117	1,064	53
Finance lease liabilities	236	245	(9)

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. Having said this and in order to present a more realistic analysis of net financial debt, starting from the Half-year Financial Report at June 30, 2009, in addition to the usual indicator (renamed “Accounting net financial debt”), a new indicator was also presented denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first half of 2012 resulted in a positive effect on net financial debt at June 30, 2012 of 882 million euros (1,334 million euros at December 31, 2011 and 815 million euros at June 30, 2011).

Gross financial debt

Bonds

Bonds at June 30, 2012 are recorded for 27,587 million euros (28,373 million euros at December 31, 2011). Their nominal repayment amount is 26,594 million euros, decreasing 381 million euros compared to December 31, 2011 (26,975 million euros).

With regard to the change in bonds during the first half of 2012, is as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 750 million euros 4.625% maturing 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	6/15/2012

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 1,222.5 million euros 6.250% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros 3-month Euribor +1.30%	Euro	107.7	3/14/2012
Telecom Italia Finance S.A. 790 million euros 7.250% (2)	Euro	790	4/24/2012

(1)

Net of buybacks by the Company for 27.5 million euros during 2011.

(2)

Net of buybacks by the Company for 210 million euros during 2011 and 2012.

As occurred in past years, during the first half of 2012, the Telecom Italia Group bought back bonds with the aim of:

•

giving investors a further possibility of monetizing their positions;

•

partially repaying some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback periods

Buybacks
Telecom Italia Finance S.A. 790 million euros 7.250% maturing April 2012(*)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875% maturing January 2013(*)	Euro	80.8	January – May 2012

(*)

Buybacks of the above bonds during 2011 amounted to 290 million euros (199 million euros on the bonds maturing April 2012 and 91 million euros on the bonds maturing January 2013). Therefore the total amount bought back is 382 million euros.

In July 2012, Telecom Italia S.p.A. proceeded, through a tender offer, to repurchase four of its bond issues, with maturities between March 2013 and May 2014, for an overall nominal amount of 777.3 million euros. Further details are provided in the Note “Events subsequent to June 30, 2012” to the half-year condensed consolidated financial statements at June 30, 2012 of the Telecom Italia Group.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at June 30, 2012, the nominal amount is equal to 241 million euros and decreased by 25 million euros compared to December 31, 2011 (266 million euros).

Revolving Credit Facility and term loan

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2012:

(billions of euros)	6/30/2012		12/31/2011
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	0.25	1.25	0.25
Revolving Credit Facility – expiring August 2014	8.0	2.0	8.0	2.0
Revolving Credit Facility - expiring December 2013	0.2	0.2	0.2	0.2
Total	9.45	2.45	9.45	2.45

On May 24, 2012, Telecom Italia signed a new contract to extend half of the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into force in August 2014 (or at a prior date in the event Telecom Italia decides to early cancel the commitments under the current RCF 2014) and will expire in May 2017.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the portion of medium/long-term financial liabilities due within 12 months) is 7.24 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes “Financial liabilities (non-current and current)” and “Financial risk management” in the Telecom Italia Group first-half condensed consolidated financial statements at June 30, 2012.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and current Securities other than investments, amounts to 6,642 million euros at June 30,

2012 (7,721 million euros at December 31, 2011) which, together with its unused committed credit lines for 7 billion euros above, allows the Group to amply meet its repayment obligations over the next 24 months.

In particular:

Cash and cash equivalents come to 6,029 million euros (6,714 million euros at December 31, 2011). The different technical forms of investing available cash at June 30, 2012, which include Euro Commercial Paper for 109 million euros, can be analyzed as follows:

•

Maturities: investments have a maximum maturity of three months;

•

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;

•

Country risk: investments are made mainly in major European financial markets.

Securities other than investments amount to 613 million euros (1,007 million euros at December 31, 2011). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These consist of 445.5 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities” and have been made in accordance with the “Guideline for investments of liquidity using financial instruments” adopted by the Telecom Italia Group in July 2009) and also 167 million euros of bonds with different maturities, but all with an active market, that is, readily convertible into cash.

In the second quarter of 2012, adjusted net financial debt remained basically stable at the end of March level: the payment of dividends absorbed the positive effects from positive operating changes.

(millions of euros)	6/30/2012	3/31/2012	Change
	(a)	(b)	(a-b)

Accounting net financial debt	30,785	30,979	(194)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(425)	(667)	242
Adjusted net financial debt	30,360	30,312	48
Detailed as follows:
Total adjusted gross financial debt	38,429	37,513	916
Total adjusted financial assets	(8,069)	(7,201)	(868)

Half-year Condensed
Consolidated Financial Statements

The Half-year Financial Report at June 30, 2012 of the Telecom Italia Group has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), with subsequent amendments and additions, and drawn up in accordance with international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (denominated “IFRS”), as well as the measures enacted implementing art. 9 of Legislative Decree 38/2005.

The Half-year Financial Report includes:

•

the Interim Management Report;

•

the Half-year Condensed Consolidated Financial Statements;

•

the Certification of the Half-year Condensed Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions.

The accounting principles and consolidation principles adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2012 have been applied on a basis consistent with those adopted in the annual consolidated financial statements at December 31, 2011, to which reference can be made, except for new standards and interpretations adopted by the Group. Such new standards and interpretations did not have any impact on the half-year condensed consolidated financial statements at June 30, 2012 – with the exception of the early adoption and retrospective application of revised IAS 19 (Employee Benefits). Due to the application of this standard, the periods under comparison have been restated on a consistent basis. Further details are provided in the Note “Accounting policies” to the half-year condensed consolidated financial statements at June 30, 2012.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in Revenues, EBITDA and EBIT, accounting net financial debt and adjusted net financial debt. Further details on such measures are presented under “Alternative performance measures”.

Moreover, the part entitled “Business Outlook for the Year 2012” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Half-year Financial Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

Principal changes in the scope of consolidation

In the first half of 2012, there were no significant changes in the scope of consolidation. During 2011, the following changes had occurred:

•

Tim Fiber – Brazil: on October 31, 2011, ownership interests were acquired for a 100% stake in the company Eletropaulo Telecomunicações Ltda and a 98.3% stake in AES Communications Rio de Janeiro S.A., both telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed Tim Fiber SP and Tim Fiber RJ, respectively. The original ownership interest in Tim Fiber RJ was subsequently increased to 99.1% and the remaining 0.9% was the object of a tender offer which was concluded at the end of February 2012 and brought the percentage interest to 99.7%. The acquisitions were carried out through the subsidiary Tim Celular S.A.

•

4GH group - Domestic: on July 27, 2011, the 4G Holding group entered the scope of consolidation (retail sale of telephony products) following the acquisition of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.

•

Loquendo – Domestic: on September 30, 2011, Loquendo S.p.A. was sold and consequently exited the scope of consolidation.

Separate Consolidated Income Statements

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)	Change (a-b)
	(a)	(b)	amount	%

Revenues	14,793	14,543	250	1.7
Other income	108	108	-	°
Total operating revenues and other income	14,901	14,651	250	1.7
Acquisition of goods and services	(6,500)	(6,232)	(268)	(4.3)
Employee benefits expenses	(2,006)	(1,986)	(20)	(1.0)
Other operating expenses	(897)	(843)	(54)	(6.4)
Changes in inventories	62	81	(19)	(23.5)
Internally generated assets	299	285	14	4.9
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,859	5,956	(97)	(1.6)
Depreciation and amortization	(2,670)	(2,834)	164	5.8
Gains (losses) on disposals of non-current assets	16	(3)	19	°
Impairment reversals (losses) on non-current assets	-	(3,182)	3,182	°
Operating profit (loss) (EBIT)	3,205	(63)	3,268	n.s.
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(4)	(12)	8	66.7
Other income (expenses) from investments	-	15	(15)	°
Finance income	1,272	1,685	(413)	(24.5)
Finance expenses	(2,189)	(2,666)	477	17.9
Profit (loss) before tax from continuing operations	2,284	(1,041)	3,325	n.s.
Income tax expense	(824)	(769)	(55)	(7.2)
Profit (loss) from continuing operations	1,460	(1,810)	3,270	n.s.
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	(11)	11	°
Profit (loss) for the period	1,460	(1,821)	3,281	n.s.
Attributable to:
• Owners of the Parent	1,245	(2,042)	3,287	n.s.
• Non-controlling interests	215	221	(6)	(2.7)

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following statements of comprehensive income include the profit (loss) for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		1st Half 2012	1st Half 2011 (Restated)

Profit (loss) for the period	(a)	1,460	(1,821)
Other components of the Statements of Comprehensive Income:
Available-for-sale assets:
Profit (loss) from fair value adjustments		31	5
Loss (profit) transferred to the Separate Consolidated Income Statement		1	1
Net fiscal impact		(7)	(1)
	(b)	25	5
Hedging instruments:
Profit (loss) from fair value adjustments		(76)	(346)
Loss (profit) transferred to the Separate Consolidated Income Statement		39	634
Net fiscal impact		10	(80)
	(c)	(27)	208
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(337)	(356)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	75
Net fiscal impact		-	-
	(d)	(337)	(281)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		-	1
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		-	-
	(e)	-	1
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		4	42
Net fiscal impact		(1)	(12)
	(f)	3	30
Total	g=(b+c+d+e+f)	(336)	(37)
Total comprehensive profit (loss) for the period	(a+g)	1,124	(1,858)
Attributable to:
• Owners of the Parent		1,021	(1,850)
• Non-controlling interests		103	(8)

Consolidated Statements of Financial Position

(millions of euros)		6/30/2012 (a)	12/31/2011 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		36,862	36,957	(95)
Other intangible assets		8,395	8,600	(205)
		45,257	45,557	(300)
Tangible assets
Property, plant and equipment owned		14,492	14,854	(362)
Assets held under finance leases		1,046	1,094	(48)
		15,538	15,948	(410)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		67	47	20
Other investments		35	38	(3)
Non-current financial assets		3,218	2,949	269
Miscellaneous receivables and other non-current assets		1,241	1,128	113
Deferred tax assets		1,021	1,637	(616)
		5,582	5,799	(217)
Total Non-current assets	(a)	66,377	67,304	(927)
Current assets
Inventories		504	447	57
Trade and miscellaneous receivables and other current assets		7,768	7,770	(2)
Current income tax receivables		25	155	(130)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		977	1,469	(492)
Cash and cash equivalents		6,029	6,714	(685)
		7,006	8,183	(1,177)
Current assets sub-total		15,303	16,555	(1,252)
Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-

Total Current assets	(b)	15,303	16,555	(1,252)
Total Assets	(a+b)	81,680	83,859	(2,179)

(millions of euros)		6/30/2012 (a)	12/31/2011 (b)	Change (a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		22,918	22,791	127
Equity attributable to non-controlling interests		3,910	3,904	6
Total Equity	(c)	26,828	26,695	133
Non-current liabilities
Non-current financial liabilities		35,448	35,860	(412)
Employee benefits		870	850	20
Deferred tax liabilities		1,068	1,056	12
Provisions		843	831	12
Miscellaneous payables and other non-current liabilities		1,128	1,156	(28)
Total Non-current liabilities	(d)	39,357	39,753	(396)
Current liabilities
Current financial liabilities		5,561	6,091	(530)
Trade and miscellaneous payables and other current liabilities		9,784	10,984	(1,200)
Current income tax payables		150	336	(186)
Current liabilities sub-total		15,495	17,411	(1,916)
Liabilities directly associated with discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-

Total Current Liabilities	(e)	15,495	17,411	(1,916)
Total Liabilities	(f=d+e)	54,852	57,164	(2,312)
Total Equity and Liabilities	(c+f)	81,680	83,859	(2,179)

Consolidated Statements of Cash Flows

(millions of euros)		1st Half 2012	1st Half 2011 (Restated)

Cash flows from operating activities:
Profit (loss) from continuing operations		1,460	(1,810)
Adjustments for:
Depreciation and amortization		2,670	2,834
Impairment losses (reversals) on non-current assets (including investments)		1	3,189
Net change in deferred tax assets and liabilities		630	504
Losses (gains) realized on disposals of non-current assets (including investments)		(16)	(11)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		4	12
Change in employee benefits		(6)	(34)
Change in inventories		(57)	(73)
Change in trade receivables and net amounts due from customers on construction contracts		235	(278)
Change in trade payables		(695)	(258)
Net change in current income tax receivables/payables		(54)	(53)
Net change in miscellaneous receivables/payables and other assets/liabilities		(193)	19
Cash flows from (used in) operating activities	(a)	3,979	4,041
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(917)	(853)
Purchase of tangible assets on an accrual basis		(1,352)	(1,184)
Total purchase of intangible and tangible assets on an accrual basis		(2,269)	(2,037)
Change in amounts due to fixed asset suppliers		(641)	(585)
Total purchase of intangible and tangible assets on a cash basis		(2,910)	(2,622)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(7)	-
Acquisitions/disposals of other investments		-	(1)
Change in financial receivables and other financial assets		236	516
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(5)	(2)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		30	394
Cash flows from (used in) investing activities	(b)	(2,656)	(1,715)
Cash flows from financing activities:
Change in current financial liabilities and other		(100)	(874)
Proceeds from non-current financial liabilities (including current portion)		1,846	2,058
Repayments of non-current financial liabilities (including current portion)		(2,687)	(3,514)
Share capital proceeds/reimbursements (including subsidiaries)		(2)	-
Dividends paid		(1,027)	(1,325)
Changes in ownership interests in consolidated subsidiaries		-	(155)
Cash flows from (used in) financing activities	(c)	(1,970)	(3,810)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	(647)	(1,484)
Net cash and cash equivalents at beginning of the period	(f)	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)	(28)	(54)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,995	3,744

Additional Cash Flow Information

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)

Income taxes (paid)/received	(241)	(208)
Interest expense paid	(1,875)	(1,792)
Interest income received	727	632
Dividends received	-	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	6,714	5,526
Bank overdrafts repayable on demand – from continuing operations	(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	6,670	5,282
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	6,029	3,760
Bank overdrafts repayable on demand – from continuing operations	(34)	(16)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,995	3,744

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	1st Half 2012	1st Half 2011	Change

Acquisition of goods	1,262	1,162	100
Portion of revenues to be paid to other operators and interconnection costs	2,139	2,088	51
Commercial and advertising costs	1,064	1,125	(61)
Energy, maintenance and outsourced services	904	707	197
Rent and leases	328	316	12
Other service expenses	803	834	(31)
Total Acquisition of goods and services	6,500	6,232	268
% of Revenues	43.9	42.9	1.0 pp

Employee benefits expenses

(millions of euros)	1st Half 2012	1st Half 2011	Change

Employee benefits expenses - Italy	1,544	1,598	(54)
Employee benefits expenses – Outside Italy	462	388	74
Total Employee benefits expenses	2,006	1,986	20
% of Revenues	13.6	13.7	(0.1) pp

Average headcount of the salaried workforce

(equivalent number)	1st Half 2012	1st Half 2011	Change

Average salaried headcount – Italy	52,275	53,555	(1,280)
Average salaried headcount – Outside Italy	25,876	24,430	1,446
Total Average salaried headcount (1)	78,151	77,985	166

 (1)

Includes headcount with temp work contracts: 55 average headcount in the first half of 2012 (53 in Italy and 2 outside Italy). In the first half of 2011, the average headcount was 97 (79 in Italy and 18 outside Italy).

Headcount at period-end

(number)	6/30/2012	12/31/2011	Change

Headcount – Italy	56,815	56,878	(63)
Headcount – Outside Italy	28,074	27,276	798
Total (1)	84,889	84,154	735

(1) Includes headcount with temp work contracts: 64 at June 30, 2012 and 42 at December 31, 2011.

Headcount at period-end – Breakdown by Business Unit

(number)	6/30/2012	12/31/2011	Change
Domestic	55,278	55,047	231
Brazil	10,922	10,539	383
Argentina	16,785	16,350	435
Media	792	765	27
Olivetti	807	1,075	(268)
Other Operations	305	378	(73)
Total	84,889	84,154	735

Other income

(millions of euros)	1st Half 2012	1st Half 2011	Change

Late payment fees charged for telephone services	37	36	1
Recovery of employee benefits expenses, purchases and services rendered	19	14	5
Capital and operating grants	9	14	(5)
Damage compensation, penalties and sundry recoveries	16	10	6
Sundry income	27	34	(7)
Total	108	108	-

Other operating expenses

(millions of euros)	1st Half 2012	1st Half 2011	Change

Writedowns and expenses in connection with credit management	270	244	26
Provision charges	56	80	(24)
Telecommunications operating fees and charges	337	301	36
Indirect duties and taxes	189	167	22
Penalties, settlement compensation and administrative fines	11	21	(10)
Association dues and fees, donations, scholarships and traineeships	14	11	3
Sundry expenses	20	19	1
Total	897	843	54

Reconciliation between reported data and organic data

EBITDA – reconciliation of organic data

	Domestic		Olivetti		TELECOM ITALIA GROUP
(millions of euros)	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011

HISTORICAL EBITDA	4,406	4,527	(38)	(25)	5,859	5,956
Changes in the scope of consolidation		-		-		-
Foreign currency financial statements translation effect		3		-		(48)
Non-organic (income) expenses	18	44	16	-	34	44
Disputes and settlements	12	8	-	-	12	8
Restructuring expenses	-	-	16	-	16	-
Other (income) expenses	6	36	-	-	6	36
COMPARABLE EBITDA	4,424	4,574	(22)	(25)	5,893	5,952

EBIT – reconciliation of organic data

	Domestic		Olivetti		TELECOM ITALIA GROUP
(millions of euros)	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011
HISTORICAL EBIT	2,605	(697)	(41)	(27)	3,205	(63)
Changes in the scope of consolidation		1				1
Foreign currency financial statements translation effect		2				(21)
Non-organic (income) expenses already described under EBITDA	18	44	16	-	34	44
Core Domestic CGU goodwill impairment charge	-	3,182			-	3,182
Gains on disposals of non-current assets	(21)	-	-	-	(21)	-
Other	-	(1)	-	-	-	(1)
COMPARABLE EBIT	2,602	2,531	(25)	(27)	3,218	3,142

Business Outlook for the Year 2012

As for the Telecom Italia Group’s outlook for the current year, the objectives linked to the principal financial and economic indicators, as outlined in the Business Plan 2012-2014, are the following for the full year 2012:

•

Revenues and EBITDA basically unchanged compared to 2011;

•

Adjusted net financial debt at about 27.5 billion euros.

Such outlook for the year 2012 could nevertheless be affected by risks and uncertainties caused by multiple factors, the majority of which are outside the control of the Group, some of which are:

•

changes in the general macroeconomic situation in the Italian and European markets as well as South American market;

•

variations in business conditions;

•

changes to laws and regulations (price and rate variations);

•

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

•

financial risks (interest rate and/or exchange rate trends).

Events Subsequent to June 30, 2012

With regard to subsequent events, reference should be made to the specific Note “Events subsequent to June 30, 2012” in the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2012.

Main Commercial Developments of the Business Units of the Group

Domestic

Consumer Mobile

In 2012 commercial activities continued to focus on the acquisition of new Mobile Number Portability (MNP) lines, with an extension of the promotion named “Passa a TIM: mantieni il tuo numero e scegli l’offerta più adatta a te!“ (Switch to TIM: keep your number and choose the best plan for you!), which includes a two-year discount on the subscription to various types of plans or double the refill. To maintain and strengthen the TIM customer base, and encourage people to use data and SMS services, in June, Carta Vacanze was launched, offering unlimited calls and SMS to TIM numbers and with unlimited internet access for only 9 euros.

Furthermore, during the first half of the year, the portfolio of offerings in the High-Value segment was enhanced by the launch of Tutto Compreso Unlimited which meets all the mobile communication requirements of even the most demanding clientele. As well as a voice bundle, SMS and internet with a smartphone included, the rate plan also includes roaming traffic and digital reading of a leading daily Italian newspaper of the customer’s choice on a PC/Tablet/Smartphone for 30 months). In addition, the focus on the High-Value segment continues with a strong boost to promote increasingly innovative smartphones, supported by press campaigns and dedicated in-store activities.

The rate plan portfolio for the younger (under 30s) segment was enhanced with the launch of the TIM Young Limited Edition profile (with a voice rate based on the number of seconds and no set-up charge) and the TIM Young Summer Edition promotion (for only 2 euros more than TIM Young, the customer has twice the number of SMS and internet access plus the Cubomusica option included). This summer rate plan is supported by a continuous presence on target vertical TV channels, radio and the internet.

With regard to the Ethnic target, TIM has expanded its focus on the Sales Network by simplifying the rationale behind the marketing of rate plans and moving from “rate profiles for ethnic groups” to a single “ethnic option” for all international traffic. Furthermore, a new exclusive option was launched for on-Net traffic for foreign customers (TIM Community), with the aim of boosting community dynamics and augmenting the national traffic volumes of its ethnic clientele.

As far as mobile internet using internet sticks, Wi-Fi modems and tablets are concerned, the portfolio kept pace with market trends (higher frequency connections and always-on products) with rate plans based on volume without any time limit (at the end of the bundle, surfing speed falls to 32 Kbps without any extra cost), segmentation based on speed (bit rate) and the quality of service provided. Moreover, in April, the new TIMxSmartphone Maxi (5 euros/week for 500MB of internet surfing) rate plan was successfully launched for high-volume consumers who use smartphones.

With regard to value-added services (VAS), the rate plan for the Cubomusica Mobile application has been expanded with activation of the service at advantageous prices as a rate option for customers with a TIM smartphone rate plan. Two new rate plans were launched for the summer months: “Cubomusica Download Card” for downloading to MP3 devices from the internet and “Cubomusica Pack” which offers TIM customers 3 months of unlimited streaming.

In June, the Offerta Edicola was launched, enabling customers to activate subscriptions to read a leading daily Italian newspaper of their choice on a PC/Tablet/Smartphone with a promotion for the first 3 months.

Finally, the TIM Cloud brand and service was strengthened (Italy’s first mobile cloud computing service, which enables people to save multimedia content on the TI cloud) with the launch of the Premium pay-version (1 euro/month for 10GB of cloud-space).

Consumer Fixed-line

During 2012, the Group continued to push its strategy for winbacks, value growth and loyalty of customers by promoting InternetSenzaLimiti and TuttoSenzaLimiti rate plans thanks partly to “loyalty”

promotions which include the contribution to home line activation for new Telecom Italia customers. In particular, to support action for winbacks, the Internet Senza Limiti bundle has been proposed in conjunction with a subscription to Cubovision with the promotion “ADSL gratis per 12 mesi + 12 mesi Abbonamento canali Cubovision gratis” (Free ADSL for 12 months + a free 12-month subscription to Cubovision channels) in a co-marketing venture with Samsung Smart TVs from April to June and with LG Smart TVs from May to June.

Development of the Super internet option continued apace in conjunction with the Cubovision rate plan for 8.4 euros/month for one year with the first month free. With regard to fixed-line telephones, the quarter saw the launch of three new plans.

As for internet TV services, Telecom Italia relaunched Cubovision Pay-TV, with the competitive “L’Abbonamento” plan. This offers more than 25 channels on different themes and hundreds of different types of content on demand, all of which are continually available and can be accessed from a PC (by connecting to the site www.cubovision.it), or on new-generation Samsung Smart TV sets, or on old-generation sets with a Cubovision decoder. The Cubovision subscription (which is being promoted for the first 6 months at a reduced price) focuses on the formula of a monthly subscription and the extension of the service with anycast routing (from PCs and TV sets in the domestic sphere and from Smartphones and Tablets through the Mobile Cubovision application in the mobile sphere).

Business

In the Business segment, the agreement signed on April 4 with Microsoft Italia is of special importance. Its aim is to encourage digital development in Italian small and medium-size enterprises through the spread of computer solutions based on cloud computing. The agreement, which sanctions the start of a new project named “Prospettiva Impresa”, involves the creation of a joint sales channel within the ITIS (Information Technology Impresa Semplice) partner network which Telecom Italia has dedicated to small and medium-size enterprises. Through this channel, customers will be able to access a wide-ranging portfolio of IT solutions based on Telecom Italia’s cloud computing infrastructure and on Microsoft’s operating systems, platforms and applications software.

As regards the offering portfolio, the principal new plans and packages refer to Mobile Internet with the new Naviga Tablet rate plan, aimed at customers who want an all-inclusive solution offering product and data. In fact, Naviga Tablet combines a wide range of terminals (new iPads and Androids) with a high level of service flexibility in terms of costs, on the basis of consumption and the quality of the network service provided. In the second quarter, the Insieme rate plan was enhanced, rewarding customers who decide to opt for a new fixed phone line – by installing a new line or transferring from another operator - at the same time as at least one mobile line.

In June, the new top-of-the-range all-inclusive rechargeable rate plan, Tim Tutto Compreso, was launched. Against payment of a subscription of 80 euros/month, it offers a bundle with a large number of minutes (3,000 minutes to all mobile operators and unlimited calls to fixed numbers), data and SMS, including international traffic and roaming in Europe and the USA, without having to pay the government concession tax, and rental of a superior smartphone with all-risk assistance and the possibility of renewing the contract after two years.

Top Clients & Public Sector

Developments in the Top segment offering range focused on maintaining Telecom Italia’s leadership, both in traditional services (Phone services, Connectivity and Fixed and Mobile VAS) and innovative services (Cloud Service Broker, Private Cloud, HybridCloud, Outsourcing and Vertical Solutions).

In particular, for the Cloud Service Broker, Telecom Italia has developed a new network of partners which are able to integrate their own solutions with the Nuvola Italiana ICT services. This offering strategy involves the direct supervision of solutions and infrastructure as a service (IaaS) and encourages companies to form partnerships for other applications solutions. Within the framework of developing the Nuvola IT Powered Partnership offering, a new cooperation model has been developed, with the aim of improving how the offering proposals are presented and the commercial effectiveness of Telecom Italia’s proposals for ICT.

In the case of Private and HybridCloud services, the new Nuvola IT Self Data Center plan was launched, allowing customers to build their own “Virtual Data Center” where they can create their own IT architectures and solutions with a large degree of flexibility on Virtual Machines. This new service offers customers the advantage of reducing Time to Market by using a virtual data center with a low level of investment and rapid self-provisioning.

For Outsourcing, the new product launched is Nuvola IT Sinfonia. This is the ideal solution for businesses which need to outsource the creation and management of their geographical WAN network as well as its future development. The Nuvola IT Area Protection offering allows customers to make the best possible use of Telecom Italia’s IP connectivity services by protecting corporate networks from potential attacks from outside and, at the same time, creating safe VPNs with other corporate offices or remote users.

In the case of Vertical Solutions, the new product is Nuvola IT Image Archiving, which enables companies to manage historical archives remotely while ensuring the authenticity and wholeness of the documents (ex lege).

Finally, with regard to Fixed services, the new Nuvola IT Hyperway product is proving to be very successful and is now available in 57 provinces.

In the Mobile area, the offering was enhanced by the addition of Nuvola IT One company which comes with different types of bundles of minutes and SMS, with the aim of meeting the most diverse requirements of the top end of the market.

Brazil

TIM continued to innovate during the first half of 2012, focusing on its main distinguishing features: “simplicity” and “reasonable prices”.

In the Consumer segment, as far as voice plans are concerned, TIM continued its promotion of the “Infinity” and “Liberty” rate plans (for the pre- and post-paid segments respectively), which take maximum advantage of the process substituting traffic from fixed networks with mobile networks and developing the concept of the “TIM community”, a platform of about 70 million customers who can talk to each other for an ‘unlimited’ amount of time.

In the post-paid segment, TIM launched the new “Liberty Controle” plan, which combines the advantages of the “Liberty” and “Infinity” plans while giving customers the chance of controlling expenditures in excess of the plan using a simple refill.

Moreover, TIM has introduced some changes to the “Liberty” rate plans. The basic plan has become “Liberty + 50”, which, as well as offering unlimited local and long-distance calls to national TIM numbers, offers customers 50 extra minutes of off-net calls. This product has replaced the “Liberty 0” rate plan.

With the aim of getting closer to its clientele and encouraging the sale of its new plans, in 2012, TIM will increase its network of company stores by opening 54 new POS in 12 of the Brazilian states, thus augmenting the number of stores by almost 70%. The project involves an investment of 50 million Brazilian reais.

As regards data services, TIM has renewed its services offering unlimited internet surfing and data for the various user profiles. The new “Liberty Web Modem” plan is aimed at users who surf the internet for long periods of time; the connection offers up to 3 GB per month at a cost of 69.90 Brazilian reais per month, with a modem included. For ‘heavy user’ customers, TIM has launched the “Liberty Web Modem Plus” plan, which offers up to 10 GB per month at a cost of 101 Brazilian reais per month.

In the second quarter of the year, TIM installed Wi-Fi in the new “Parque Madureira” theme park in Rio de Janeiro, and installed Wi-Fi connections at the country’s 12 main airports, thus covering 80% of Brazil’s passenger traffic.

A partnership was defined with PromonLogicalis, the largest provider of integrated solutions for Information Technology and Communication in Latin America. The project involves the installation of 10,000 Wi-Fi hotspots in Brazil in 2012, which will help to reduce the amount of congestion on the network for data traffic.

With regard to the Corporate segment, TIM and Intelig have united their complementary experience in the sphere of mobile and fixed telephony, creating a new concept for businesses: “TIM Intelligence”. This concept makes it possible to develop tools and solutions for telephone mobility services, such as cloud-computing services, videoconferencing and Wi-Fi connection, which ensure security and efficiency for businesses.

On the plan and package front, where TIM strives to distinguish itself by creating innovative, exclusive rate plans, there have been some important commercial launches:

•

the new iPad with Wi-Fi and 3G within Brazil, available at a cost of 179.90 Brazilian reais per month. Another new plan is Liberty Web Tablet (an iPad with Wi-Fi and 3G and 16 GB supplied with a SIM card) at a cost of 49.90 reais per month with unlimited internet access;

•

launch of the Xperia™ U and Xperia™ S devices of the latest generation with a young, trendy design offered at competitive prices;

•

launch of the new Samsung Galaxy S III.

In the run-up to the imminent commercial launch of TIM Fiber’s new residential broadband rate plan, the website www.livetim.com.br specifically devoted to the rate plan reports that there is a high level of interest from future customers and that, in only one month, more than 15,000 people have already subscribed to the service.

With regard to commitment to social initiatives and the focus on sustainability issues, we would like to draw attention to the launch of the first phase of the “Dream Football in Brazil” project. The project offers players aspiring to a career in football the chance to demonstrate their talent through video-recordings, which will be examined by top names from the world of sport. The participant selected will have the opportunity to be a reserve for one of Brazil’s top football teams sponsored by TIM.

Argentina

Fixed-line telephony and broadband services

In the residential fixed-line telephony segment, Telecom Argentina concentrated its efforts on meeting customer access demand, seeking to control the fall in the minutes used because of a shift to mobile traffic while maintaining the growth of the Average Revenue Billed per User (ARBU). At the local level, voice services featured promotions with the aim of eliminating the set-up charge and a demand for services which include access to broadband. With regard to national and international long-distance services, the objective of encouraging people to acquire subscription plans remains central, improving customer ARBU partly by increasing the prices applied to value-added services and traffic rate plans.

The leadership of the "Arnet" brand benefited from an effective advertising campaign and a different offer for each segment at competitive prices. With “Arnet Móvil”, “Arnet Turbo” and local traffic minute bundles, this completes the broadband internet service plans for customers.

Mobile telephony services

Personal extended its sales network by opening new sales offices with an innovative model of assistance based on users’ experience and education, with the aim of responding better to customers’ requirements.

Within the context of its innovation strategy, Personal continues to encourage the renewal of devices by offering exclusive models and by developing campaigns geared to replacing mobile handsets, thus improving access to value-added services.

Finally, a new option was recently introduced for users who receive invoices to extend the validity of the remaining  unused minutes during any given month to the following month. During the first half of 2012, Núcleo implemented innovative promotions through which it offered its customers incentives to acquire voice, SMS and data services.

Núcleo has also launched its new branding campaign, emphasizing the variety of products, services and advantages available for every individual customer.

Olivetti

During the first half of 2012, efforts to increase the customer base continued, thanks to the focus on integrated HW/SW solutions.

In particular, this period saw the launch of Olipad Graphos, a special tablet for business applications which also provides for the customer’s digital signature, written directly onto the device, with full legal recognition. Thanks to this new device, various pilot schemes have been started in the utilities and insurance sectors. Moreover, various new projects have been launched in the financial institutions sector that have strengthened Olivetti’s leadership position in the sphere of dematerialization through use of a graphometric signature. Olivetti’s main customers include: Credito Emiliano, Credito Valtellinese and ITAS Assicurazioni.

Olivetti won the bid for the Consip 20 Framework Agreement to supply 4,000 multifunctional photocopying machines on a rental basis, worth a total of more than 13 million euros.

With regard to printers for banks, in June 2012, a project was launched with an important British bank for the supply of a total of about 5,000 terminals, of which 1,500 must be delivered in 2012.

Principal Changes in the Regulatory Framework

Domestic

Fixed Wholesale markets

Wholesale access services

With Decision 578/10/CONS of November 11, 2010, AGCom set the new rates for wholesale access services to Telecom Italia’s fixed network (unbundling, bitstream and WLR) and the calculation of the WACC, both applicable for the period May 1, 2010 to December 31, 2012. The WACC applicable to Telecom Italia’s wholesale access services was set at 9.36%.

In particular, for the unbundling charge, AGCom set the following values: 8.70 euros per month from May 1, 2010, 9.02 euros per month from January 1, 2011 and 9.28 euros per month from January 1, 2012.

The price increases for unbundling and other wholesales services for the two years 2011 and 2012 were made conditional, however, on the verification by the Regulator of attainment of certain parameters measuring quality improvement and modernization of the Company’s access network.

Following certification by an independent body, the outcome of AGCom’s verification was favorable and Telecom Italia was authorized to put the wholesale price changes into effect.

However, for Wholesale Line Rentals (WLR) alone, offered only from Telecom Italia telephone exchanges which are not open to unbundled services (Local Loop Unbundling), the Regulator’s outgoing Board, under Decision 59/12/CIR, decided to approve the 2012 WLR Reference Offer but did not approve the economic conditions. Furthermore, under Decision 284/12/CONS, AGCom decided to submit the change to Decision 578/10/CONS regarding the WLR monthly subscription charge to national public consultation and the successive notification to the EU Commission and to BEREC. In particular, the Regulator, without conducting a new analysis of the market, contrary to the cardinal principle of certainty regarding the rules, submitted new prices for the WLR monthly subscription charge to public consultation. These prices were lower than those established by the Network Cap; in fact, effective June 1, 2012, a monthly price has been set equal to 11.90 euros per month compared to 12.88 euros per month (single price for both types of clientele: residential and business) established by Decision 578/10/CONS. The Regulator justified this decision on the basis of changed market conditions stating that the retail offers by alternative operators based on WLR (in the areas without LLU) would no  longer be remunerative. Besides the cited profiles of illegitimacy regarding the change in the 2012 WLR monthly subscription charge, Telecom Italia pointed out to AGCom that competitive complications do not exist in the unbundled LLU areas, considering the fact that, even with a contracting fixed-line market, the penetration of WLR accesses continues to increase.

On April 4, 2012, the Italian Parliament approved definitively the Draft Law enacting the “Simplification and Development” Decree, containing (art. 47 paragraph 2 quater) the obligation to unbundle accessory services (activation and corrective maintenance) for unbundled lines.

The text of the law establishes that, within 120 days of publication, AGCom must identify the appropriate measures to: (i) assure the unbundled offering of the prices of accessory services and (ii) allow requesting operators to purchase the accessory services also from third party suppliers. The outgoing AGCom Board nevertheless decided not to formally open a procedure for the application of law, while awaiting the reply that the Italian government should have provided to the European Commissions as regards two letters requesting explanations. In these letters, the same Commission indicated possible questions on the legitimacy of the law, in relation to the compression of the powers and autonomy of AGCom and the imposition ex lege of “unusual” obligations beyond the procedures established by the European Directives. On July 19, 2012, the Commission formally initiated a violation procedure against Italy for the infringement of EU regulations and particularly the provisions of article 8 of the Framework Directive. In the letter in which the EU Commission challenges the legitimacy of the Italian law (this is the first step of the procedure regarding the violation of European laws), the EU Commission raised a question over the compatibility of the law with the Community legal framework; in the opinion of the

Commission, in fact, the law “constrains every margin of AGCom’s discretionary power”, as expressly provided by the EU Legal framework. From the time of receipt, the Italian government has two months’ time to answer with its arguments.

Wholesale origination, termination and call transit

In April 2011, AGCom published the final regulation for setting the 2011 prices (Decision 229/11/CONS) of wholesale origination, local transit, termination on the Telecom Italia network and termination on the network of another operator (reverse), confirming the same price levels as 2010. Specifically concerning the termination service on the networks of alternative operators, AGCom decided to postpone to 2012 the application of the symmetric termination prices, equal to Telecom Italia’s charge at the level of the local telephone exchange SGU (Urban Group Stage), between alternative infrastructured operators and Telecom Italia itself. AGCom has also decided that beginning in 2013 Telecom Italia and other fixed line operators (OLOs) will offer only IP interconnection with a single symmetric rate, resulting from the BU-LRIC (Bottom-Up-Long Range Incremental Cost) model which will be developed in the next few months consistently with the EU Recommendation 2009/396/EC on termination rates.

The legal controversy over the asymmetry of termination prices on the fixed network for the second half 2010 and 2011 ended on May 15, 2012. The Third Section of the Council of State upheld the appeals filed by the alternative operators and by AGCom against the ruling handed down by the Administrative Court (TAR) of Lazio which had annulled the decisions regarding the time frame for overcoming the asymmetry between the reverse termination rates applied by the alternative operators and the rates applied by Telecom Italia (Decisions 179/10/CONS and 229/11/CONS). Briefly, the Council of State, in modifying the ruling by the Administrative Court (TAR), accepted the thesis of the alternative operators whereby the diversities existing between Telecom Italia’s network architecture and those of the alternative operators’ networks cause a mismatch of the costs to the detriment of the latter. Therefore, temporarily maintaining the rate asymmetries would be justifiable especially in light of the planned switch-over to a system based on IP interconnection. Finally, with prospects already in place for the switch-over from asymmetries, the Council of State was convinced of the compatibility of the decisions in question with the positions expressed by the European Commission on this matter.

New Generation Networks

On September 23, 2010, with Decision 498/10/CONS, AGCom introduced the procedure for the regulation of access services to next generation networks. Subsequently, in January 2011 and May 2011 the Regulator submitted the new regulatory structure for access to next generation networks to public consultation. With Decision 1/12/CONS of January 18, 2012, the Regulator announced its final decision which does not explicitly require the unbundling of fiber at Telecom Italia telephone exchanges. The obligation to supply an end-to-end service in dark fiber between the Telecom Italia center and the final customer’s site was also confirmed, but with a significant attenuation of the scope compared to the proposal submitted for public consultation, introducing explicitly the principle of the “reasonableness and proportionality” of the service demands of alternative operators by reference to Telecom Italia’s NGAN (Next Generation Access Network) investment plan. With regard to the pricing of the bitstream on fiber service, AGCom confirmed the restriction of the obligation to adhere to cost to the non-competitive NGAN geographical areas only and limited to 60 days the time which must pass between publication of the Reference Offer for bitstream on fiber services approved by the Regulator and subsequent provision by Telecom Italia of retail services. In February 2012, AGCom initiated three procedures concerning the completion of the NGAN regulations: 1) the cost model for the determination of prices for wholesale services received and supplied and definition of the areas of competition for the geographic differentiation of bitstream service selling prices; 2) evaluation of the imposition on all operators of obligations for symmetrical access to vertical fiber cabling and to the sections leading to the buildings; 3) evaluation of possible amendments to the regulation of the copper wire sub loop unbundling service in the light of the possible introduction of vectoring technology on FTTCab-VDSL accesses. On March 19, 2012, in compliance with the dispositions of Decision 1/12/CONS, Telecom Italia published the Reference Offer for the year 2012 for wholesale NGAN access services (local installation infrastructures, ducts along access network, primary and secondary fiber optics, terminating segments in fiber optics, end-to-end access services and bitstream FTTCab and FTTH services). Telecom Italia may only begin the marketing of FTTCab and FTTH-type NGAN services 60 days after the publication of the Reference Offer of the corresponding bitstream (FTTCab and FTTH) services in the version approved by the Regulator.

Retail fixed markets

Local, national and fixed-to-mobile retail traffic

Beginning July 1, 2012, Telecom Italia introduced further price simplifications regarding the General Offer for the Consumer clientele. Specifically, the rate maneuver adopted can be described as follows:

•

for national traffic (local and long-distance), Telecom Italia introduced a single per minute price without changing the amount of the set-up charge;

•

for fixed and mobile traffic, a single per minute price was introduced for all fixed-mobile calls regardless of either the national mobile operator called or the time frame or day of the week, without changing, again in this case, the amount of the set-up charge;

•

for both types of traffic (fixed-fixed and fixed-mobile), Telecom Italia has adopted a rate with 60-second increments.

The following table summarizes the current prices in effect from July 1, 2012 (with and without VAT).

(eurocents/minute)	Prices (VAT included)		Prices (VAT excluded)
	To June 30	From July 1	To June 30	From July 1

Local	0.70	1.90	0.58	1.57
Long-distance	5.05		4.17

The set-up charge is unchanged at 7.94 eurocents (VAT included).

(eurocents/minute)	Prices (VAT included)			Prices (VAT excluded)
	To June 30		From July 1	To June 30		From July 1
Fixed-Mobile	Peak period	Off-peak period		Peak period	Off-peak period

TIM	11.50	7.83	9.90	9.50	6.47	8.18
Vodafone	11.92	7.99		9.85	6.60
Wind	12.10	9.16		10.00	7.57
H3G	13.55	10.93		11.20	9.03

The set-up charge is unchanged at 7.94 eurocents (VAT included).

Wholesale mobile markets

International roaming

In April 2012, the Commission, the Parliament and the European Council, reached a final agreement on the text of the “Roaming III Regulation” which was approved on May 30, 2012 and came into force on July 1, 2012.

The Regulation is founded on the application of measures in three principal areas:

a) enforcement of the obligation for transparency and of the cap mechanism (wholesale until 2022 and retail until 2017) with a broadening of the body of services affected (retail data), according to the following glide path:

	Roaming II	Roaming III
(euro)	July 1, 2011	July 1, 2012	July 1, 2013	July 1, 2014

Wholesale Voice	0.18	0.14	0.10	0.05
Retail outgoing Voice	0.35	0.29	0.24	0.19
Retail incoming Voice	0.11	0.08	0.07	0.05
Wholesale SMS	0.04	0.03	0.02	0.02
Retail SMS	0.11	0.09	0.08	0.06
Wholesale Data	0.50 /Mb	0.25 /Mb	0.15 /Mb	0.05 /Mb
Retail Data		0.70 /Mb	0.45 /Mb	0.20 Mb

b) the obligation, for mobile network operators, to provide access to wholesale roaming services at regulated prices;

c) the introduction, from 2014, of a new “structural” measure under which the customer has the possibility of purchasing roaming services from a supplier other than his supplier of national services; the technical mode of implementation of this structural measure will be defined in a later act which the Commission will publish, also on the basis of a technical analysis by the BEREC, not later than January 1, 2013.

AGCom fee

AGCom carried out inspections to verify Telecom Italia’s and all the other telecommunications companies’ compliance with their obligations to pay the AGCom fee for the years 2006, 2007, 2008, 2009 and 2010. On March 1, 2011, with Decision 99/11/CONS, the Regulator communicated to Telecom Italia the findings of its inspections, asserting that the Company had not paid the correct amount of the fees for AGCom’s operating costs for the years in question and listing the additional accounting items which, in its view, should have been included in the chargeable base for the computation of the fee. Telecom Italia therefore received a demand from AGCom for payment of an amount of 26.6 million euros for fees not paid for the five-year period 2006-2010. Telecom Italia challenged this claim before the Administrative Court (TAR) of Lazio and the court ordered the suspension of the payment demand pending settlement of the case.

On March 3, 2011, Decision 599/10/CONS was published relating to the annual fee for the contribution towards AGCom’s operating costs for 2011, in which AGCom raised the quota payable from 1.5‰ to 1.8‰ of 2009 communications sector revenues. On April 30, 2011 Telecom Italia made a conditional payment of an amount of 24.2 million euros, computed on a basis consistent with the Company’s submission challenging Decision 99/11/CONS and at the same time challenged Decision 599/10/CONS before the Administrative Court (TAR) of Lazio with regard both to the increase in the fee percentage and the extension of the accounting items to be included in the chargeable base.

With regard to the two challenges presented by the Company, on April 5, 2012 following the outcome of the December 13, 2011 hearing, two rulings were published in which the Administrative Court (TAR) of Lazio, section II, suspended the two decisions and referred to the European Court of Justice a pre-judicial question concerning the verification of the compatibility of AGCom’s national financing system with the principles embodied in the community directives pertaining to the sector.

On March 28, 2012, Decision 650/11/CONS was published relating to the  payment of the annual fee for the contribution towards AGCom’s 2012 operating costs in which the Regulator raised the quota payable to 2.0‰ of 2010 communications sector revenues. On April 30, 2012, Telecom Italia made a conditional payment of an amount of approximately 23.0 million euros and subsequently challenged Decision 650/11/CONS before the Administrative Court (TAR) of Lazio.

Calculation of the net cost of the Universal Service

With Decision 153/11/CIR of December 12, 2011, AGCom concluded the process of valuing the net cost of the Universal Service for 2004. In particular, the Regulator approved the application of the allocation mechanism and determined the net cost for 2004 in the aggregate amount of 25.9 million euros.

The contribution quota due by other operators (Vodafone, Wind, Fastweb, Teletu and BT Italia) amounts to 8.7 million euros.

Decision 153/11/CIR also authorized the initiation of work on the verification of the net cost of the Universal Service for the year 2005 requiring Telecom Italia to submit by January 25, 2012 the new assessment of the net cost of the Universal Service in accordance with the “methodological correctives” introduced by the aforesaid Decision. Concerning the assessment of the net cost for 2006, AGCom has initiated the process with its March 30, 2012 communication requesting Telecom Italia to resubmit by the end of June 2012 its estimate of 2006 net costs determined in accordance with the new regulatory and methodological framework. On June 28, 2012, Telecom Italia resubmitted its estimate of 2006 net costs, which resulted in an amount of about 44.22 million euros gross of indirect benefits. In light of the new and consolidated regulatory framework regarding the calculation and measurement of net costs for the Universal Service, the Company will also recalculate by the end of 2012 its estimates of the net costs for the years 2007 and 2008.

Media

Digital frequencies and switch off

In order to avoid the infringement procedure against the Italian State 2005/5086 due to failure to correct the television duopoly system and amassing of frequencies, in 2010, it was decided to hold a tender through a so-called “beauty contest” for the assignment of the user rights to the frequencies for television bandwidth for digital terrestrial broadcasting as discussed in Decision 497/10/CONS.

The beauty contest called for the assignment of five networks with DVB-T technology and one network with DVB-H/DVB-T2 technology divided as follows:

•

3 DVB-T networks to which all the operators could participate except RAI, Mediaset and TIMedia;

•

2 DVB-T networks to which all the operators could participate except SKY;

•

1 DVB-H/DVB-T2 network to which RAI, Mediaset, H3G and SKY could not participate.

TIMB, in order to obtain recognition of its legitimate rights to participate in the beauty contest for all the lots and opposing the fact that it is erroneously being treated on the same footing as the incumbents, RAI and Mediaset, filed an appeal to partially cancel the tender and the Regulation.

TIMB also petitioned for the annulment of the measure allowing RAI to be admitted to the beauty contest, challenging various profiles in violation of the tender, including: (i) reaching the maximum number of five DVB-T networks than can be controlled by an operator as established by the EU Commission (ii) non-compliance with the various tender requisites which, among others, include the obligation of corporate separation between editor and digital terrestrial network operator.

These cases are pending and the dates have not yet been set for the related public hearing.

With the publication of Law 44/12 in the April 28, 2012 Gazzetta Ufficiale, the beauty contest was cancelled.

The new law provides the assignment of the internal digital dividend through an auction within 120 days of the coming into force of the law, on the basis of procedures that will be established by AGCom, after consultation with the EU Commission, in compliance with the cap of five networks established by Decision 181/09/CONS.

Compensation is envisaged for the participants, within the limits of the proceeds received from the new tender, according to the criteria and procedures for allocation decided by the Ministry of Economic Development together with the Ministry of the Economy and Finance.

The network operators, participants in the tender, besides vertical separation from the editors, must also guarantee access to program suppliers at conditions that are equitable, non-discriminatory and favor technological innovation. The lots in the tender must allow for the creation of networks by macro areas (not necessarily with national coverage) and the user rights will have different durations so that a possible and timely change in their intended use to other services (e.g. LTE-700) will be assured, in compliance with Community provisions.

AGCom must also establish the administrative fees for the use of the television frequencies by the network operators within 90 days of the coming into force of the law. The new fee system for the network operators using digital terrestrial technology will be applied from the date of January 1, 2013 and must not involve higher expenses for the State. Up until the end of 2012, the concession fee will continue to be applied on activities that were carried out under concession granted to the former analog television broadcasters. The law provides other measures to favor the introduction of DVB-T2 technology in television equipment and in decoders. In particular, from January 1, 2015, equipment receiving television services sold by manufacturers to retail distributors must integrate a digital tuner to receive programs using DVB-T2 technology with MPEG-4 coding and starting from July 1, 2015, equipment receiving television services sold to consumers on national territory must integrate a digital tuner to receive DVB-T2 technology with MPEG-4 coding or subsequent evolutions.

On June 7, 2012, TIMB filed an appeal against the measure to release the three guarantees which had been signed in order to take part in the beauty contest. This measure, in fact, accepts the legal annulment of the beauty contest which had taken place and its replacement with an auction. As a precautionary measure, TIMB asked for:

•

suspension of the effectiveness of the measure, by, if necessary, referral to the Constitutional Court or adjournment to the EU Court of Justice, with the consequent obligation to conclude the beauty contest procedure, and

•

compensation for damages for:

–

costs to prepare the three applications (357,890.23 euros); cost of employees reassigned from other tasks (135,100.00 euros); investments not used because of the introduction of DVB-T2 technology (3,937,600.00 euros); investments, the value of which cannot be quantified, in HD programming on La7 and La7d;

–

expectations with regard to the Business Plan which forecast EBIT for a total of 105,201,000.00 euros in ten years with binding contracts for Lot C (in which TIMB was the sole party admitted) and 171,186,000.00 euros in ten years, of which 67,258,000.00 euros with binding contracts for one of the two B Lots (from which RAI was supposed to have been excluded since it did not fulfill the requisites established by the tender procedure and the Regulation).

The Administrative Court (TAR) of Lazio, in the Judges Chamber on July 11, 2012, postponed the discussion of the case which will be scheduled at the same time the appeal regarding the digital frequencies is discussed, by the end of 2012.

In line with Law 75/11 which established June 30, 2012 as the final date for transforming the user rights of the digital frequencies from temporary to definitive, on June 28, 2012, the Ministry of Economic Development assigned TIMB the definitive user rights for 3 DVB-T frequencies for 20 years.

Since the user rights were assigned before June 30, 2012, the principle of technological neutrality and the services is not directly applicable. The network operators using digital terrestrial technology may request that the existing limitations be re-examined, by May 25, 2016. Consequently, the change of the intended use from DVB-H to DVB-T for the three networks RAI, Mediaset and H3G, will not be automatic but must be authorized by the Ministry and the Regulator.

With the act giving definitive assignment, the fourth frequency assigned to TIMB in 2008 in Sardinia is revoked, while the other three frequencies are unchanged. In keeping with the previous contestations regarding the digital frequencies, the Telecom Italia Media Group will re-file an appeal against this act.

The act for the definitive assignment does not modify the assignment in Lazio, even though the decision by the Regulator 265/12/CONS on the revision of the frequencies plans in the areas digitalized before 2010 called for a change in the channel.

If on one hand this does not result in additional costs to reconfigure the networks and inconvenience to the users, who are not compelled to re-tune the channels, on the other hand, there is a difference between the frequencies assigned to TIMB and the Regulator’s Plan.

Corporate Boards at June 30, 2012

Board of Directors

The ordinary shareholders’ meeting held on April 12, 2011 appointed the new board of directors of the Company composed of 15 directors who will remain in office for three years until the approval of the financial statements for the year ended December 31, 2013. On May 15, 2012, the shareholders’ meeting confirmed the directors Lucia Calvosa and Massimo Egidi who were co-opted to replace, respectively, the directors Ferdinando Falco Beccalli and Francesco Profumo; their term of office is the same as that of the other members.

At June 30, 2012, the board of directors of the Company is therefore composed of the following directors (the appointment of Franco Bernabè, Aldo Minucci and Marco Patuano to the posts, respectively, of Executive Chairman, Deputy Chairman and Managing Director/Chief Operating Officer was made by the board of directors on April 13, 2011):

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operating Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Lucia Calvosa (independent)

Elio Cosimo Catania (independent)

Massimo Egidi (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

On April 13, 2011, the board of directors set up the following board Committees, which are composed of the members below as of June 30, 2012:

•

Executive Committee - Executive Chairman, Deputy Chairman, Managing Director and Chief Operating Officer, Directors Elio Cosimo Catania, Julio Linares López, Renato Pagliaro and Mauro Sentinelli (*). (1)

•

Committee for Internal Control and Corporate Governance – Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Lucia Calvosa (**), Mauro Sentinelli and Luigi Zingales;

•

Nomination and Remuneration Committee - Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Gabriele Galateri di Genola and Massimo Egidi (***).

The curricula vitae of the members of the board of directors can be consulted on the Company’s website at the following address: www.telecomitalia.com

Board of Statutory Auditors

The ordinary shareholders’ meeting held on May 15, 2012 appointed the board of statutory auditors of the Company which will remain in office until the approval of the financial statements for the year 2014.

The board of statutory auditors is composed as follows at June 30, 2012:

Chairman	Enrico Maria Bignami
Acting Auditors	Sabrina Bruno Gianluca Ponzellini Salvatore Spiniello Ferdinando Superti Furga
Alternate Auditors	Ugo Rock Vittorio Mariani Roberto Capone Franco Patti

The curricula vitae of the members of the board of statutory auditors can be consulted on the Company’s website at the following address: www.telecomitalia.com

Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company’s financial reports

Andrea Mangoni (Head of the Group Administration, Finance and Control & International Development Function) is the manager responsible for preparing Telecom Italia’s financial reports.

Macro-Organization Chart –
Telecom Italia Group at June 30, 2012

DEPUTY CHAIRMAN
ALDO MINUCCI
AUDIT
FEDERICO MAURIZIO d'ANDREA
COMPLIANCE
FRANCESCA PETRALIA
IT & SECURITY COMPLIANCE
ROBERTO MAZZILLI
CHAIRMAN
FRANCO BERNABÈ
STRATEGY
OSCAR CICCHETTI
LEGAL AFFAIRS
ANTONINO CUSIMANO
PUBLIC & REGULATORY AFFAIRS
FRANCO BRESCIA
CORPORATE COMMUNICATION
CARLO DE MARTINO
ADMINISTRATION, FINANCE AND CONTROL & INTERNATIONAL DEVELOPMENT
ANDREA MANGONI
SECURITY
DAMIANO TOSELLI
TI MEDIA
S. SALVEMINI
TIM BRASIL
(*)
TELECOM ARGENTINA
FRANCO BERTONE
DOMESTIC MANAGING DIRECTOR
MARCO PATUANO
DOMESTIC MEDIA
GIUSEPPINA CARLOTTA VENTURA
COMPLIANCE
FRANCESCA PETRALIA
QUALITY
GIUSEPPE ZAZA
HUMAN RESOURCES AND ORGANIZATION
ANTONIO MIGLIARDI
SUPPLY CHAIN & REAL ESTATE
STEFANO CIURLI
NATIONAL WHOLESALE SERVICES
ALESSANDRO TALOTTA
INNOVATION & INDUSTRY RELATIONS
CESARE SIRONI
CONSUMER
LUCA ROSSETTO
BUSINESS
PIETRO LABRIOLA
TOP CLIENTS AND PUBLIC SECTOR
SIMONE BATTIFERRI
TECHNOLOGY
GIUSEPPE ROBERTO OPILIO
IT
GIANLUCA PANCACCINI

(*) On July 19, 2012, Andrea Mangoni was elected Director Chairman of TIM Celular S.A.

The board of directors of Telecom Italia in its meeting of August 1, 2012 approved the appointment of Andrea Mangoni as General Manager of the Group’s activities in South America, with responsibility for the management and development of the business in the region.

Information for Investors

Telecom Italia S.p.A. share capital at June 30, 2012

Share capital	10,693,628,019.25 euros
Number of ordinary shares (par value 0.55 euros each)	13,416,839,374
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on June 2012 average prices)	13,118 million euros

Shareholders

Composition of Telecom Italia S.p.A. shareholders at June 30, 2012 according to the Shareholders Book, supplemented by communications received and other available sources of information (ordinary shares):

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122.  The description of the basic contents of the agreement is contained in the Report on Corporate Governance and Share Ownership Structure, posted on the website at the following address: www.telecomitalia.com

Major Holdings in Share Capital

At June 30, 2012, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 of February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are:

Holder	Type of ownership	Percentage of ownership

Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	4.99%

Furthermore, the following companies, as investment management firms, notified Consob that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Blackrock Inc.: on May 20, 2010, for a quantity of ordinary shares which at June 30, 2012 is equal to 2.89% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares which at June 30, 2012 is equal to 2.06% of total Telecom Italia S.p.A. ordinary shares.

Common Representatives

•

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2012).

•

By decree of March 26, 2009, the Milan Court appointed Francesco Pensato as the common representative of the bondholders for the “Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. Notes due 2019”, with a mandate for the three-year period 2009-2011. On July 9, 2012, the meeting of the holder of these bonds, convened for the appointment of the common representative, was unable to form a quorum (20%) to hold the meeting.

•

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2011-2013.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from 1/1/2012 – 6/30/2012

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

Chart based on Telecom Italia ord. share price of EUR 0.8457 at 1/2/2012 - Stock market prices. Source: Reuters

Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

Chart based on Telecom Italia Media ord. share price of EUR 0.1628 at 1/2/2012 - Stock market prices. Source: Reuters.

Tim Participações S.A. vs. BOVESPA Index (in Brazilian reais)

Chart based on Tim Participações ord. share price BRL 9.3171 at 1/2/2012 - Stock market prices. Source: Reuters.

Telecom Argentina S.A. (Class B ordinary shares) vs. MERVAL Index (in Argentine pesos)

Chart based on Telecom Argentina Class B price ARS 16.5472 at 1/2/2012 - Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. ordinary shares and Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 5 Tim Participações S.A. ordinary shares and 5 Telecom Argentina S.A. Class B ordinary shares and 0.05 Nortel Inversora S.A. Class B preferred shares.

Rating at June 30, 2012

	Rating	Outlook

STANDARD & POOR'S	BBB	Negative
MOODY'S	Baa2	Negative
FITCH RATINGS	BBB	Negative

Purchase of shares of group companies

In the first half of 2012, 25,917 Telecom Italia Media savings shares were purchased at an average price per share including the brokerage commission equal to 0.20112 euros for a total of 5,212.46 euros.

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221/2010 concerning “related party transactions” and the subsequent Consob Resolution 17389/2010, it is noted that no significant transactions were entered into in the first half of 2012 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group for the first half of 2012.

During the first half of 2012, moreover, the board of directors of Telecom Italia S.p.A. approved the activation of a revolving credit facility with the company Telecom Italia Finance S.A. (a wholly-owned subsidiary), for an amount of 3 billion euros. This transaction is regulated at market conditions.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2011 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2012.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. Furthermore, the transactions were subject to an internal procedure which defines procedures and timing for verification and monitoring. The procedure can be consulted on the Company’s website at the following address: www.telecomitalia.com, section Governance-channel governance system.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note “Related party transactions” in the first half-half condensed consolidated financial statements at June 30, 2012 of the Telecom Italia Group.

Alternative Performance Measures

In this Half-year Financial Report at June 30, 2012 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Interim Management Report as well as an analysis of the major non-organic components for the first six months of 2012 and 2011.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Interim Management Report includes two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

•

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Accounting net financial debt”) a new measure was introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

•

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
a)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
b)	Financial assets
c=(a - b)	Accounting net financial debt
d)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
e=(c + d)	Adjusted net financial debt

Sustainability section

Environment

Energy

Previously launched energy saving initiatives continued and new initiatives were taken, including:

•

as part of the work being carried out on the technologies used in buildings and telecommunication equipment, the replacement of traditional (fluorescent and dichroic) lights with energy efficient LED lights continued according to the plan launched in 2011. Around 40% of the lights included in the 2011/2012 programme were replaced, with a total energy saving in 2011 of 5 GWh. The plan for 2012 is to replace at least another 150,000 lights, with an estimated energy saving of over 7 GWh;

•

as part of the plan launched in October 2011 to supply power to public telephone boxes remotely from the telephone exchange, around 16,000 disconnections were completed, which allowed a total energy saving of 10 GWh to be achieved. The plan is to disconnect a further 6,000 telephone boxes from the mains in 2012. The remotely powered telephone boxes will be lit with energy efficient LED lights controlled by presence sensors;

•

activities began, which will be completed in 2012, to install photovoltaic panels on a total of 200 telephone exchanges owned by the company to produce their own power;

•

work began to install sensors and meters at telephone exchanges, offices, cogeneration plants and data processing centres for the remote monitoring of energy consumption by the individual internal “consumption components” of the various sites;

•

initial experimental energy audits were carried out on some types ofTelecom Italia’s buildings and offices, establishing guidelines that will be applied in an upcoming programme that will cover a significant number of the company’s sites where energy consumption is the highest;

•

on May 21st, 2012, a voluntary agreement was signed with the Ministry of the Environment to promote projects to measure, contain and neutralise the Group’s carbon footprint, i.e. the greenhouse gas emissions generated primarily by the use of electricity. The agreement, which will last 12 months, will be managed through a Steering and Monitoring Committee consisting of high profile representatives of the Ministry and the company, assisted by technical experts from the signatories;

•

during the first half of 2012, the AEEG approved two energy efficiency projects relating respectively to the new technological platforms for mobile telephone and the installation of magnetic levitation cooling units(2).

Eco-friendly equipment

The internal project to optimise the environmental aspects of digital home services continued, with activities aimed at developing eco-efficient solutions for access gateways (modems), network terminations, fixed and mobile terminals and wireless access points. In 2011, the company launched the “Telecom Italia Green” range of products, all of which are identified with a specific logo and feature an environmental declaration demonstrating the improvements achieved in terms of energy efficiency and eco-design. The most recent initiatives in this respect are the following:

•

the Telecom Italia Green range was expanded with the addition of a new Wi-Fi N access gateway and a cordless phone; the eco-friendliness and energy efficiency of these products, together with their respective environmental declarations, are available in the sustainability section of the telecomitalia.com website;

•

the environmental declaration for the new Cubovision multimedia terminal was finalised and those relating to new wired and wireless from various different suppliers are being completed;

•

the environmental declaration for a business fax machine was drawn up.

Introduction of electric vehicles to the company’s fleet

The company’s vehicle fleet will be expanded with the introduction of 10 EcoCar electric vehicles, the trial of which was successfully completed. These vehicles, which have a 64 bhp power rating and a 150 km range, are equipped with lithium ion batteries rechargeable within 6 hours using a 220 V power supply or in just 30 minutes if specific higher power sockets are used. The estimated life of the batteries is around 200,000 km with 1,500 recharging cycles.

The electric cars will be equipped in the same way as the conventional cars used by Telecom Italia and will be available to the company’s main office car pools in major cities. They will be identified by the same logo as the one used on “Telecom Italia Green” products, which will gradually be extended to products and initiatives with demonstrable eco-compatibility and eco-efficiency features (the relevant information will also be made public through the company’s communication channels). In addition to cutting emissions of CO2 and other environmental pollutants to zero, the EcoCars are not subject to any restrictions on circulation in urban areas, such as restricted traffic areas. The initiative confirms Telecom Italia’s commitment to sustainable mobility and the environment in general.

Human Resources

Headcount and changes

Telecom Italia Group

Headcount as of June 30, 2012 is as follows:

(units)	06.30.2012	12.31.2011	Changes

Italy	56,753	56,838	(85)
Abroad	28,072	27,274	798
Total personnel on payroll	84,825	84,112	713
Agency contract workers	64	42	22
Total personnel	84,889	84,154	735
Non-current assets held for sale	-	-	-
Total	84,889	84,154	735

Excluding agency contract workers, the Group’s headcount has increased by 713 compared to December 31, 2011.

The changes can be itemised as follows:

•

net turnover up by 713 units, as detailed below by individual Business Unit:

(units)	Recruited (*)	Departed (*)	Net change

Domestic	860	629	231
Brazil	2,568	2,185	383
Argentina	899	464	435
Olivetti, Media and others	72	408	(336)
Turnover	4,399	3,686	713

(*)

The table also includes transfers within the Group.

Breakdown of Telecom Italia Group personnel

Telecom Italia Group personnel, net of agency contract workers, can be broken down as follows:

Telecom Italia Group – Italy: employee breakdown by job category	Telecom Italia Group – Italy: employee breakdown by age group

People Caring

During the first  six months of 2012, Telecom Italia continued to implement specific initiatives relating to the following areas:

•

balance between working life and free time and support for therequirements of employees and their families;

•

support for volunteering initiatives by employees;

•

promoting the forms of diversity that exist in the workplace.

Balance between working life and free time and support for the requirements of employees and their families

•

Nurseries: in addition to the 10 nurseries available in 8 cities, five discount agreements were signed with an equal number of external nurseries at the Turin, Rome and Padua offices.

•

Company loans: 295 granted for various purposes (including home purchases and home renovation) and 118 granted to new parents with children under the age of  three years.

•

Time saving:

–

handling of official formalities: 32 offices in 9 cities;

–

laundry/shoe repairs: operational in 5 offices in Milan and Rome;

–

newsagents: available in 3 offices in Rome;

–

wellness: two centres in the company’s offices (Padua and Rome) and one external discount agreement (Palermo); new centres are planned in Genoa, Cagliari and Palermo;

–

discount  agreements: 45 online offers of products and services have been launched as a result of Telecom Italia’s partnership agreements, mostly within Italy (cars and motorbikes, culture and shows, electronic goods, sports, financial institutions, health and wellbeing, trips and holidays, miscellaneous).

•

Stays for employees’ children:

–

traditional 15-day summer camps for children between the ages of 6 and 12 run by 12 centres (4,562 registered participants);

–

themed 14-day stays for children between the ages of 11 and 17, in Italy, at 14 centres (2,010 registered participants) and abroad (UK, Ireland and Spain) at 5 colleges (513 registered participants);

–

 scholarships abroad: 20 scholarships were granted to young people between the ages of 15 and 17 for one-year stays abroad (Europe, Argentina, Brazil, USA, Costa Rica, Honduras, Canada, China, Hong Kong, India, Japan) and 100  for four-week stays (in Ireland, Spain, Finland).

•

Initiatives regarding sport, art, culture, entertainment and historical events: working with several different company departments, over 4,000 tickets and invitations to VIP areas allocated.

•

Mobility management: in order to assist colleagues commuting between home and work, an “Intranet Mobility” section has been created in some of the major cities to answer questions from colleagues and provide an opportunity to share cars (car pooling). The initiative has been launched in Genoa, Milan and Rome and will also be extended to Florence. 15 company offices have been provided with a shuttle service, making 315 journeys a day and 32 offices have been equipped with bicycle racks.

•

Counselling service: in order to help colleagues deal with psychological problems relating to their work and private life, a counselling service provided by professional psychologists is already operational in 4 Italian regions and has been extended to Emilia Romagna, Lombardy and Veneto. Either by telephone or email, 87 colleagues asked for information regarding the operation of the service and 101 made an appointment. 68 of these began a course of counselling sessions and 33 company-related matters were taken over by the Human Resources & Organization department. In the coming months, the counselling service will be extended to the whole country.

In Brazil, all employees with children between the ages of 6 months and 2 years can request a kit provided free of charge by the company that includes a number of specific foods. If prescribed by a doctor, the kit can also be requested for children under 6 months of age.

Support for volunteering initiatives by employees

•

Navigare Insieme (Browsing Together): activities run in computer training centres in 12 Italian cities to help people over 60 to use the Internet. Colleagues support volunteers from the partner associations involved in the project. After an initial phase involving staff from 10 Italian cities, a selection is planned for Naples during the month of September.

•

Banchetti Solidarietà (Solidarity Banquets): 69 banquets were organised in the company’s offices in Milan, Rome and Pomezia.

•

Distance adoptions: working with CIAI, the Sant’Egidio Foundation and Save the Children, over 941 children have been adopted by employees under a distance adoption scheme.

•

Fair trade shopping: a group has been set up with the Equologica cooperative in the Rome office at Via Pietro de Francisci (the initiative will be extended to other offices).

•

Volunteering at the Dynamo Camp: in the summer of 2012, 30 colleagues will be volunteering for two sessions at the Dynamo Camp facility, where children and young people with serious or chronic deseases can spend time playing and having fun in contact with nature.

•

Telecom Blood Donors Group: 40 blood donation days were organised in 6 cities.

In Argentina, the programme involving employees in voluntary activities (Red de Voluntarios) continued. 1,000 volunteers are expected to take part during the current year through 100 projects in 10 cities in 4 main areas of activity:

–

one-off activities lasting 1 or 2 days;

–

fund-raising initiatives within the company;

–

initiatives in which volunteers join in with programmes run by non-profit organisations;

–

initiatives run by non-profit organisations and presented by employees, which the company decides to support with financial contributions and the involvement of volunteers, monitoring their progress.

Promoting the forms of diversity that exist in the workplace

The activities of the Diversity Committee continued, focusing in particular on age, gender diversity and disability. Blogs regarding the promotion of diversity remain active, allowing discussions and the exchange of documents.

The Equal Opportunities Department, Families Department and the Municipality of Rome’s Land Registry Agency granted three loans amounting to approximately 330,000 euros, which People Caring allocated to summer stays, time-saving, diversity and the Rome shuttle bus service.

In Argentina, the activities of the Diversity Committee continued as part of the “Diversity and Inclusion Programme”. Consisting of over 30 representatives of the various operational areas of the company, with different levels of responsibility, its aim is to promote inclusion in the workplace and to establish the concept of diversity as a corporate value. During the first half of 2012, the Committee held 2 meetings in which proposed actions were presented for the current year and assessments were made of the progress achieved in implementing the three-year development programme adopted the previous year. Specific meetings were also held in a number of areas of the Human Capital Department for the purpose of informing colleagues of progress achieved in respect of the Programme and seize opportunities to make improvements in this field.

Selection and Development

Selection

During the first half of the year, Telecom Italia confirmed its presence at the main Italian Career Days, taking part in many meetings between companies and universities throughout the country, from Milan to Bari, as well as specific events held in the faculties of Italy’s leading universities, for the purpose of presenting its new initiatives to recruit young people into the company. Face-to-face meetings with young people visiting the stand allowed over 500 interviews to be held, during which the employment-related initiatives taken by Telecom Italia since last May were presented.

As of 2011, in agreement with the trade unions and following agreements signed with the relevant universities, the experimental social accountability project entitled “The day before” was launched by Telecom Italia with the aim of allowing university students from southern Italy and the rest of the country to combine the achievement of their academic qualification with work experience. The project provides for 200 young undergraduates in technical and economic subjects to be recruited by the subsidiary Telecontac Center (TCC) and 200 young undergraduates in technical subjects to be recruited by the Technology and Open Access department of Telecom Italia. The young people, all hired under 18 months apprenticeship contracts, will be involved in the training programme run by the company to acquire knowledge and develop the skills needed to hold managerial roles in the future. At the end of the apprenticeship, Telecom Italia undertook to confirm the recruitment of 100 young people, on permanent contracts, to be assigned to various different departments of the Group.

70 young undergraduates have so far been placed in the Technology and Open Access departments of the Milan, Turin, Venice, Rome and Bari offices. Additional recruitments are also planned for the Florence, Pisa and Genoa offices. Over 150 young people were recruited by TCC in Rome, Naples, Catanzaro and Caltanissetta offices.

Alongside “The Day Before” project, another project currently involves Telecom Italia in a major partnership aimed at developing research and launching a more constructive and practical dialogue regarding the needs of companies and universities. Thanks to funding for 95 research doctorate scholarships awarded to the most prestigious educational establishments in the country, some of our managers are working closely with 66 young doctorate students to develop 27 research themes identified by Telecom Italia. At the end of the three-year period, in addition to having achieved a prestigious Research PhD, the  students will have an opportunity to gain employment with the company.

Two new Corporate Master’s courses have been launched, aimed at engineers and economists, one of them in ICT Innovation, focused on designing and managing new generation services and cloud computing in co-operation with the Federico II University of Naples, and the other in Business Innovation & ICT Management at the MIP Polytechnic of Milan.

The established training courses include  a collaboration with the Polytechnic of Turin for the Corporate Master’s Degrees in Innovation for networks and services in the ICT sector, now in its 6th year, and the continuation of numerous partnerships with prestigious universities through the payment of  scholarships and the provision of stages on innovation-related subjects, ICT systems, TLC and the Media sectors, antitrust, security, general management issues and labour law. Partnerships launched in previous years continued and new ones were set up, with Telecom Italia contributing by disbursing scholarships and providing internships. During the first half of 2012, around 100 young people from leading Italian universities began a stage  within the Group.

The “Leader of the Future” - development and merit scholarships continued. This is an initiative being run in association with The European House-Ambrosetti and the Federazione Nazionale Cavalieri del Lavoro, in which Telecom Italia is involved by sponsoring 5 development and merit scholarships. In addition to attending training meetings and coaching sessions provided by Ambrosetti, two of the five scholarship holders gained experience through a stage with the Telecom Italia Group.

Once again this year, international initiatives include Telecom Italia’s collaboration with the University of Trento to promote a competition for 6 doctorate scholarships on the subject of “Human behaviour understanding from mobile phones data and web usage patterns”, which will be implemented during the second half of the year.

Development

Assessment centre activities were carried out as normal during the first half of 2012.

The task of assessing potential has been entrusted to the company HR Services S.r.l. of the Telecom Italia Group.

During the first half of 2012, in accordance with the established management development plan, activities continued in support of development plans, based on individual and Group coaching activities.

In Brazil, the following initiatives were carried out during the first half of 2012:

•

“Talents without frontiers” is intended to scout the market for young graduates in order to create a talented team of people who can be trained and developed to build the company management team of the future.

•

“Apprenticeships without frontiers” is a programme aimed at selecting talented interns and offering young university students the opportunity to grow professionally and prepare for the job market, increasing their potential to be hired permanently by the company and potentially to access the “Talents without frontiers” programme. During the first apprenticeship programme in 2012, TIM had an average of 100 available positions.

•

Also implemented was the 2012 performance management programme, which provides useful information for the decision-making process regarding awards, training activities and career plans. Thanks to an assessment system, the programme allows employees to grow and develop, consolidating the meritocratic culture.

In Argentina, during the first half of 2012, a new more flexible and user-friendly platform was implemented in the “Performance Management” (Gestión del Desempeño) application.

–

The work plan for 2012 includes the following actions: classroom training for second level executives;

–

classroom training for key customers;

–

e-learning for other assessors;

–

communication activities (articles in internal magazines, information emails).

Training

The Telecom Italia Group considers training to be a crucial element for developing people and improving the company’s performance.

During the first six months of 2012, around 1.1 million hours of training (classroom, online and on-the-job training) took place within the Telecom Italia Group, which equates to an average of 13.1 hours per head. 70.5% of personnel, equal to 59,762 employees, participated in at least one training session.

Organisational areas, total by training type (Telecom Italia Group)

Type of Training	Total by training type
	Hours
	Total hours (no.)	Hours per head (no.)	Participation(*) (no.)	Participants (no.)	Coverage

Specialist training	939,590	11.0	156,985	40,767	47.6%
Senior Managers	1,833	1.5	277	198	15.8%
Middle Managers	26,669	4.0	3,171	1,874	28.2%
Office Staff/Workers	911,088	11.8	153,537	38,695	49.8%
Management training	64,513	0.8	8,227	5,194	6.1%
Senior Managers	14,817	11.8	1,896	681	54.3%
Middle Managers	24,721	3.7	2,587	1,285	19.4%
Office Staff/Workers	24,975	0.3	3,744	3,228	4.2%
Institutional training	49,519	0.6	26,580	11,457	13.5%
Senior Managers	286	0.2	68	43	3.4%
Middle Managers	1,182	0.2	423	240	3.6%
Office Staff/Workers	48,051	0.6	26,089	11,174	14.5%
Training for newly-hired employees	12,671	0.2	556	346	0.9%
Senior Managers	11	-	1	1	0.1%
Middle Managers	110	-	9	6	0.1%
Office Staff/Workers	12,550	0.2	546	339	0.9%
Language training	40,848	0.5	2,071	1,998	2.4%
Senior Managers	7,815	6.2	469	429	34.2%
Middle Managers	7,535	1.1	489	479	7.2%
Office Staff/Workers	25,498	0.3	1,113	1,090	1.4%
TOTAL	1,107,141	13.1	194,419	59,762	70.5%
Senior Managers	24,762	19.7	2,711	1,352	107.8%
Middle Managers	60,217	9.0	6,679	3,884	58.5%
Office Staff/Workers	1,022,162	13.2	185,029	54,526	70.8%

(*)

Shows the overall number of participations in the various forms of training (classroom, online, on-the-job training).

The main objectives of the training activities, which have been carried out exclusively by the HR Services Group as of 2010, were the following:

•

business culture transformation by means of support plans for the management of organisational changes;

•

the development of individual skills by means of personalised plans;

•

professional redevelopment/retraining for the purpose of acquiring and reinforcing the skills required by organisational developments;

•

respect for the ethical and compliance principles declared by the Company (e.g. environmental protection, sustainability, ethics, Legislative Decree 231/2001, respect for privacy).

Internal communication

Internal events

Multimedia conventions are now the established method for conducting internal events. They involve a small number of people gathering in a physical space (auditorium or large meeting room) and interacting with a vast virtual audience of colleagues connected from their workstations by video streaming. People taking part in these multimedia conventions submit their questions to speakers before and during the event, interact on the subjects and provide constructive feedback through blogs, forums and virtual networks. This way of holding meetings is in keeping with the interaction and involvement experiences with which the company is experimenting through an increasingly widespread social media presence. The online mode also allows the content to be used at a later date and contributes to minimising greenhouse gas emissions by avoiding the need for people to travel.

In particular, meetings were held with the professional families of Top Clients in the Public Sector and the Technology, National Wholesale Services, Consumer Sales sectors.

A Twitter Time session was held with the CEO regarding new initiatives for the labour market. The third conference of the Telecom Italia School of Industrial Relations was held as part of a programme that includes significant networking activities with social partners, the academic world, the media and the Group’s managers. The subject of the conference was “A changing society. Transformations and how to manage them. The role of intermediate bodies”.

Information and company media

•

Intranet: 215 items of news published with a considerable increase on 2011. This channel is becoming increasingly popular due to the versatility, comprehensiveness and speed of communication.

•

Sincronizzando: 2 editions of the company magazine were published, one dedicated entirely to the company’s transformation and one more traditional edition focusing on customer service, quality and dialogue with employees. The magazine is printed on FSC mixed certified paper, which reduces CO2 emissions to zero. In May, the Android and IOS version of the Editoria (Publishing) app was launched, which allows Sincronizzando, the Technical Newsletter and Code of Ethics to be read online.

•

Multimedia Channel: 50 editions of the bi-weekly “Videonews” news programme and 58 monographic reports were broadcast on the corporate web TV.

Listening and involvement activities and projects

Between March and May 2012, the climate survey was carried out in Italy using an online questionnaire, distributed to all the Group’s employees, and a number of focus groups aimed at discussing the main findings in further detail. A representative sample of employees took part in these focus groups.

67% of employees participated in the Italian climate survey, an increase of 60.5% on the 2010 survey, from all the Group’s departments and companies. General satisfaction on a scale of 1 to 10 stood at 7.25, substantially confirming the figure of 7.23 recorded for 2010 (again on a scale of 1 to 10).

During the first half of 2012, 7 new themed blogs were set up which, in addition to the existing ones, deal with subjects connected with the company, testing, quality, research, photography, social networks, diversity, adoptions, giving blood and other subjects. 28,002 accesses to these blogs were recorded by 2,781 unique users.

The fifth Telecom Italia internal BarCamp event was held in Rome in February, attended by 120 colleagues from all over Italy and the various company departments, selected from among the many attendance requests received. The subject tackled was “Business communication”.

Colleagues presented forward-looking projects, innovative ideas, original solutions to be implemented in their working environment. Further discussions on the projects presented were held on the Social Media Club blog.

Editorial support was provided on the intranet for the “Futura Francesca” initiative. This allowed a video to be produced and broadcast on the net, based on involvement in a social storytelling contest in which 700 stories were told.

“Archimede” is the Open Access project which, since 2008, has been collecting and rewarding the best innovative ideas aimed at optimising the processes and services offered by the sector.

For 2012, it has also been extended to company stores, to fixed and mobile customer care services and to the Network and Technical Infrastructures facilities. Initial meetings were held between May and June to strengthen commitment to the project.

In Brazil, in order to encourage internal integration and promote corporate identity and corporate values, Olympic games were launched for the third year running. These are an internal championship that allows all employees to take part in various sporting activities. Internal communication activities also took place, dedicated to health and safety, environmental issues and volunteering activities.

In Argentina, NEOTV, a channel of multimedia content, broadcasts in streaming mode in all the company’s offices on subjects including health, presentation of work teams and developments in the company’s business. 3 new programmes were produced during the first 6 months of 2012:

–

“Leader in Azione” (Leader in Action), a programme about leadership, culture and communication.

–

“Canale” (Channel), the news programme about human resources, containing a monthly round-up of activities in the sector.

–

“La nostra gente” (Our people) a docu-reality show starring the company’s employees with information about their hobbies and leisure activities.

WikiTeco, a 2.0 application similar to Wikipedia has been developed with original content of interest to the Group. Tecotwitt, a tool similar to Twitter, has continued to be developed to allow all employees to take part in discussions on issues of interest.

Health and Safety

The following activities continued or were launched throughout the Group in Italy during the first half of 2012:

•

assessment of work-related stress: the Risk Assessment Document was updated with the results of the assessment carried out in 2011 and the improvement actions were determined and published. The second assessment of work-related stress was launched for the 3 uniform groups that were found to be at medium risk. This assessment will be carried out according to an updated method and involve all the parties concerned;

•

experimental project regarding risky tasks performed by engineers when carrying out their work: in conjunction with Open Access, the first stage of a project was carried out that covered 4 Access Operation Units - AOUs (2 in Naples and 2 in Milan) and involved analysing company safety procedures, drawing up monitoring check lists, performing observations/self-observations in the field, analysing results and making proposals for improvements. The second stage, which will be completed by the end of the year, will allow the ongoing actions and the effectiveness of the project to be assessed for the purpose of reducing accident rates in the AOUs involved;

•

ISO 9001 certification for EPPS: a renewed certification was achieved for the Quality Management System of the Environmental Prevention and Protection Services (EPPS), both for the central department and the 4 local offices;

•

Telecom Italia S.p.A. safety campaign: this was planned in order to reduce accidents and accident rates by means of targeted initiatives, raising awareness among employees and managers of issues regarding health and safety at work;

•

action was taken as required within the company to disseminate knowledge about safety standards and procedures. Specific training activities were focused on:

–

executives assigned to safety and environment-related duties;

–

personnel using company cars on a continuous basis, who were involved in driving courses on the road;

–

project management personnel in the Network Wholesale Service and Open Access functions, regarding the regulation of safety documentation to be obtained and supplied in the context of commercial relations with alternative operators (OLOs) and their customers;

•

safety monitoring and control systems: the results of checks required in 2011 on staff working with video terminals and engineers were analysed. The problems identified were assessed, contextualised in terms of where they occur in the company and geographically, and the actions need to monitor/overcome them were stated;

•

internal audits: there were carried out in the context of Telecom Italia Sparkle’s occupational health and safety management system. An audit plan was also launched for network companies regarding safety and the environment.

Industrial relations

On December 31st, 2011, the National Collective Labour Agreement for employees of telecommunication service operating companies expired. During the first half of 2012, negotiations were launched for the renewal of this contract, coordinated by the trade association ASSTEL.

During January, the minutes of the joint examination of changes to shifts in the Fixed Customer Operations Consumer - 187 Business Service were signed with the most representative trade unions.

The agreed working hours, which include a number of improvements to benefit operators, are consistent with the caring model of the 187 business service aimed at improving customer satisfaction.

At the same time, the parties signed an important agreement regarding well-being in call centres, aimed at people working in the Customer Operations Consumer - 187 Business Service. The parties planned a series of significant actions aimed at making the best use of resources, training staff and refreshing their knowledge, the work-life balance, the working environment and the organisation and pace of work. Specific attention was also paid to the needs of pregnant women, who will be granted more flexible working hours.

In this context, the company also granted the above members of staff the option to take so-called “Mum & Dad leave”, with time being made up at a later date, extending the age bracket up to age 11 (from the previous 8).

Both agreements were reached following wide-ranging and detailed discussions, some of them held by specific joint committees, in which the company and unions assessed the proposals and initiatives on the matters that were subsequently agreed.

During the first half of 2012, numerous agreements were reached and signed with trade unions for training programmes. Training plays a constant and crucial role in the process of teaching new skills and preventing professional obsolescence and is a constant feature in the application of the guidelines established by the agreement of August 4th, 2010.

As part of “The Day Before” initiative launched last year, aimed at fostering a closer relationship between the world of work and that of academia, an agreement with the trade unions was signed on February 15th to extend the project to Florence and Pisa universities.

In March, an agreement was reached for the creation and operation of new unitary trade union representations and the appointment of workers’ safety representatives at Telecom Italia S.p.A.

By agreement, the parties identified 25 production units, using the organisational structure of Telecom Italia S.p.A. as a reference, consisting of local operational structures and multi-regional staff structures.

On December 31st, 2011, the performance bonus agreement expired. Since no negotiations could be held for the new premium while negotiations were under way for the first level collective labour agreement, Telecom Italia decided to recognise the contribution made by employees to the economic and productive performance of the company by disbursing a fixed amount for each contract level for the period January, 1st - June, 30th 2012.

For this purpose, a specific agreement was reached with the trade union representatives on June 5th.

In June, during a specific meeting organised for this purpose, senior managers presented the trade unions with the guidelines for Telecom Italia Domestic’s 2012-14 business plan.

The content of the presentation was then discussed in detail. Telecom Italia will continue implementing its cost control policy in 2013 and 2014, focusing on improving efficiency, setting up discussion meetings with the trade unions. It will also be working with the union to verify that the government creates the conditions for completion of the social safety net plan required by the agreement signed with the Ministry of Economic Development and the Ministry of Labour on August 4th, 2010.

TI Media

With regard to journalists, on January 12, 2012, an agreement was signed with the Editorial Committee of Telecom Italia Media S.p.A. regarding the rules applicable to a number of bonuses for night-time work, particularly with regard to the specific working hours. The agreement also contained a number of other provisions regarding holiday work.

On June 28, 2012, a procedure was launched to comply with article 47 of Law 428/1990 for the sale of the Television Division business unit pursuant to general provision no. 92 of June 15, 2012 to the company La7 S.r.l.

Telecontact Center

With regard to the company TCC, numerous meetings with trade unions were held during the first half of 2012, during which the company illustrated the new system for overseeing customer activities and the respective shift structure. The parties reached specific agreements on the introduction of new working hours needed to improve the fulfilment of requirements expressed by customers.

As part of the agreements between the company and the unions, a joint committee was set up for the fixed consumer channel to ensure constant discussion and monitor implementation of the working hours.

On June 11, a specific agreement was reached with trade unions that provides for the company to pay a  bonus to employees, accordingly to their level, recognising their contribution to the economic and productive performance of the company.

TI  Sparkle

During the first half of 2012, several meetings were held with local trade union representatives in the Rome, Milan and Palermo offices to illustrate the reorganisation activities connected with the efficiency improvements launched during 2011 in the Network & Services Operations function.

In May, a national meeting was also held, in the presence of the Chairman and CEO of TI Sparkle, to present the trade unions with the results achieved by the company during 2011, the main aspects of the plan and the progress achieved in the mobility procedure that will be completed in December 2012.

On June 5th, a specific agreement was reached with trade unions that provides for the company to pay a  bonus to employees, without considering their level, recognising their contribution to the economic and productive performance of the company.

During the periodic risk prevention and protection meetings, Workers’ Safety Representatives were given an illustration of the safety management system, for which the company obtained a renewed OHSAS 18001 certificate for 2012 following 5 days of external audits carried out by the certification body IMQ at the company’s Italian offices.

Furthermore, as part of the initiatives launched nationally by the Parent company in the context of the “Decoro” project, aimed at improving working environments, Workers’ Safety Representatives were given an illustration of the refurbishment work planned for the Rome Acilia office (including a canteen and bar), which is already in progress.

Brazil and Argentina

In Brazil, at the beginning of the year, the National Collective Labour Agreement (valid until August 2012) was accepted and signed with the 2 union federations representing 100% of workers.

In Argentina, negotiations have been taking place since May 2012 with the federations of telecommunication unions gathered in the MUS (Mesa de Unidad Sindacal de las Telecommunicaciones), the main forum for dialogue concerning the 2012 agreements that will come into force in July.

During the first half of the year, the application of teleworking continued as part of the pilot programme for the implementation and promotion of teleworking in the private companies PROPET (Programa Piloto de Seguimiento y Promoción del Teletrabajo en Empresas Privadas) of the National Ministry of Employment MTEYSS (Ministerio de Trabajo, Empleo y Seguridad Social), as an additional tool for achieving a better work-life balance. A further 164 teleworking posts were created during the first half of the year.

Remuneration policy

The Group’s remuneration policy is based on an individual pay packet structure that aims to ensure a proper balance between the fixed and variable components, based on the company’s strategic objectives and risk management policy. The structure is intended to safeguard the identity and integration of the Group (unity) as well as to respect the diversity of the relevant markets (differentiation), so as to sustain the company’s competitiveness and performance and ensure staff involvement, honesty and internal fairness.

Remuneration policies differ according to a horizontal classification of employees aimed at subdividing resources based on the role they perform and their individual value.

The fixed remuneration component reflects the breadth and strategic nature of the role performed, measured using a job assessment system based on methods that are recognised and certified at international level, as well as the distinctive subjective characteristics and strategic skills of the employee.

The short term variable remuneration aims to establish a transparent link between pay and the degree of fulfilment of annual targets. For this purpose, the targets are fixed according to qualitative and quantitative indicators that represent and are consistent with the strategic priorities and business plan, measured according to pre-established and objective criteria, subject to discretional assessment margins.

In 2012, a significant review was carried out of the short-term variable incentive policies (MBO), which covered both the operational mechanisms and the number of recipients.

Alongside the MBO, a new system of incentives was introduced in 2012 for professional staff, with the aim of aligning the results achieved by these employees with the overall performance of the company.

In 2012, in line with the long term incentive structure established in 2011, Telecom Italia launched a new Long Term Incentive (LTI) cycle, extended to top management and so-called selected managers, excluding senior executives, which was approved by the Shareholders’ Meeting on May 15th, 2012.

Research and development

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation & Industry Relations departments, which oversee the analysis of new technologies and the development of engineering needed to deliver the services offered to customers.

Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s assets in patents rights. 5 new patent applications were filed during the first half of 2012.

Among the issues covered within the research and development 3 topics are of particular importance:

•

network and service platform innovation;

•

services to reduce environmental impact;

•

services for the Community.

Network and service platform innovation

•

Demonstration environment of the Elastic Cloud Networking concept based on integrated IT and network (flexible band) services created in the laboratory.

•

Completion of the Android smart phone prototype of the active call transfer (vertical handover) logics between 3G radio and Wi-Fi environments, according to the IPV6 mobile standard.

•

Completion of the LTE (Long Term Evolution) wireless router prototype of remote management logics for the inclusion in the management chains of mobile devices.

•

Continuation of electromagnetic compatibility testing of the LTE wireless networks currently being designed. The tests focused in particular on the interference issues associated with the proximity in the 800 MHz band spectrum between LTE channels and digital TV (DVB-T) channels and the issues arising from compliance with legal restrictions regarding emissions from the electromagnetic fields of antenna sites.

•

Launch in February, in Turin, of the public testing of new services based on the new generation LTE mobile network, which allows data transmission at speeds of up to 100 Mbit/s in download mode, making high definition multimedia services and content available simultaneously.

•

Completion of the development and release of the WeFlow system, which provides support/operational guidance functions for the Android terminals of Open Access engineers and allows advanced profile users to draw up new guides. WeFlow is used every day by over 500 engineers to perform guided corrective maintenance operations on the access network.

•

Completion of the commercial configuration of Ospit@Suite, an application that allows cloud computing solutions based on the Ospit@Virtuale service to be created and developed. Release of the web version of the application and of the tool for managing the respective service catalogue.

•

Completion of the following activities on the M2M platform, an integration platform supporting the business of TOP client customers who need to manage large amounts of SIMs for operational requirements:

–

platform infrastructure consolidation in terms of scalability and reliability;

–

management of traffic threshold monitoring by individual SIM;

–

alert management;

–

creation of a dashboard to manage the platform from the market control room;

–

creation and field testing of a smart application monitoring solution.

•

Completion of industrialisation work with field qualification trials of the first FTTCab (Fiber to the Cabinet) solution with remote power supply available for extensive testing.

•

Release of the solution with a new range of equipment, in order to increase the scalability of Ethernet-based (Optical Packet Metro) metro-regional aggregation networks.

•

Completion of development and testing for the release of Carrier Mask, a solution that solves the problems arising from the coexistence of ADSL2+ services from cabinet and from exchange.

•

Completion of the VoIP (Voice over IP) soft client and fixed network IM (Instant Messaging) for Android and iOS mobile terminals: the technological analysis required to launch development, which is already under way for VoIP, has ended, and an initial technological analysis for user-centric and multi-community IMs has been completed.

•

Completion of the development of new versions of the 187 Assistance service for iOS/Android mobile terminals, Samsung Smart TVs and Gold Mark DGTVi TV/Decoders. A new Home Network Discovery function has been developed which is currently being used for a technical test and will in future be supplemented with the same functions as the 187 app.

•

Completion of transmission tests on new DWDM (Dense Wavelength Division Multiplexing) fibre optic transmission systems with coherent 100 Gbit/s channels.

•

Completion of the technical specifications for Sparkle’s new ROADM (Reconfigurable Optical Add-Drop Multiplexer) and  OTN (Optical Transport Network) technology Pan-European Backbone.

•

Release of the network performance monitoring solution for LTE back-hauling in the solution planned for the LTE market launch for a selected number of TIM customers.

•

Environment created in the laboratory for operational testing of the Seamless MPLS (Multi Protocol Label Switching) model.

•

Numerous testing and validation activities carried out at the Telecom Italia Test Plant, including:

–

certification of new software and hardware releases for mobile network equipment in order to assess and analyse the main functions released by suppliers before making them available in the network;

–

energy certification of the mobile access network nodes, in order to identify any savings achievable by introducing new technologies, particularly using the Multi Standard Radio approach, which allows the same type of software to be used to implement different (2G/3G/4G) network technologies. The tests are carried out under different environmental and load conditions.

•

At the Telecom Italia test plant, an external shelter has been installed and equipped with latest-generation base stations in order to evaluate air conditioning (e.g. free cooling) or energy generation (e.g. photovoltaic panel) solutions through specific experimental projects.

Services to reduce environmental impact

•

Work started on the construction of an experimental facility to provide air conditioning for equipment rooms and office areas using methane-fuelled cooling units.

•

Experimental 5 kWp photovoltaic plant activated to provide a DC power supply to the radio equipment installed in a radio base station (RBS).

•

Monitoring activity continued on the 3 geocooling systems built to provide air conditioning to equipment rooms, with a view to checking their performance, characteristics and consumption for possible wider use across the country.

•

Qualification tests launched for a new lithium polymer battery with a nil environmental impact (zero emissions and 100% recyclable materials).

•

Initiatives launched in previous years continued, together with new ones, to modernise/reduce the size/increase the efficiency of exchanges, in order to achieve energy savings. The main actions related to:

–

optimising the use of systems and updating the technology of obsolete equipment;

–

reducing the size of switching modules;

–

modernising the mobile network access nodes to make them “greener” (reducing energy use) and more “future proof” (solutions that anticipate future technological development and their benefits) by adopting new multi-standard technologies with integrated stations such as the integration of 2G and 3G technologies achieved by the “Dream projects”, which has allowed 2,500 radio sites to be modernised.

•

Particularly thanks to the use of new generation (multi-standard) equipment, these technologies allow considerable energy savings to be achieved compared to previous installations.

•

Testing activities continued on RBS air conditioning systems using the test shelter installed at the Via Borgaro (Turin) offices. These activities relate to analysing the opportunity to control and manage equipment remotely and use power supply systems based on renewable energy produced by photovoltaic panels.

•

Testing continued on new generation batteries with greater energy densities as well as higher operating temperatures and a greater number of charge and discharge cycles. These features allow greater control of ambient temperature to be achieved, together with relevant savings on air conditioning, and the opportunity to use the batteries with renewable energy systems.

•

Collaboration restarted with the University of Salerno to develop forecasting models which, based on information received from monitoring systems installed in exchanges (Kaleidos, TI Green), allow potential actions to be identified to improve energy efficiency or design infrastructure work on exchanges in a more informed way, as well as allowing consumption forecasts to be made based on environmental and service conditions.

•

In the context of activities aimed at developing new mobile access technologies, experiments are being carried out on Active Antenna Systems which involve the use of innovative algorithms for the efficient use of radio resources. The purpose of this activity is to improve the energy efficiency of RBSs. In the development of new fixed access technologies (FTTx), analyses and evaluations are taking place specifically to reduce the power consumption of new equipment and, where present, the respective backup and air conditioning systems. This activity also involves participation in equipment standardisation teams at Italian level (CEI) and international level (ETSI EE/ATTM, ITU-T, ETNO ETF, HGI, GeSI-EEWG, BBF) and adherence to the two Codes of Conduct (CoC) established by the European Commission (EC-JRC) to reduce the power consumption of broadband equipment (from June 2009) and data centres (from September 2010).

•

Telecom Italia is also participating in various ways in updating the other three Codes of Conduct regarding on Digital TV, Uninterruptible Power Systems (containing energy efficiency targets for UPS systems allowing continuous power to be supplied to equipment such as servers, routers, etc.) and External Power Supplies (containing energy efficiency targets for the external power supplies of xDSL modems, STBs, etc.). Given the slowdown in activities regarding the Digital TV Systems Code, which covers “complex set top boxes” for the supply of IPTV and multimedia services in general, Telecom Italia has drawn up its own guidelines and submitted them to the European Commission for the current review. The efficiency criteria established so far are being applied to the Cubovision product that is due to be launched soon. The general aim of the above participation is to speed up the availability of lower energy consumption equipment and systems, while allowing suppliers to achieve greater economies of scale thanks to common energy efficiency requirements (no longer differentiated by country).

•

Continuation of the EARTH (Energy Aware Radio and NeTwork TecHnologies) project, which began in January 2010 and is scheduled to last two years and a half. Funded by the European Union, the project addresses broad themes including:

–

the development of a new generation of devices and components, focusing in particular on mobile systems such as LTE and its evolutions (LTE-Advanced), while not excluding 3G technologies (UMTS, HSPA);

–

the adoption of new network management system development strategies;

–

the use of innovative algorithms for the efficient use of radio resources.

•

The project aims to reduce system energy consumption by a factor of more than 50%, with consequent benefits in terms of savings and lower emissions.

•

At the end of 2012, the METIS (Mobile and wireless communications Enablers for Twenty-twenty - 2020 - Information Society) project will be launched, lasting a total of 30 months. Approved in the context of “Call 8” of the European FP7 financing programme, the project involves 29 partners, including the main equipment manufacturers, universities, research centres and operators, including Telecom Italia, with a significant amount of resources. The aim of the project is to set up the new radio system beyond LTE, working in a number of innovative directions that focus in particular on communication between objects and equipment, with a view to achieving greater overall energy efficiency. Like all European projects, METIS is organised into Work Packages. Telecom Italia is involved in those that will establish the guidelines for designing the new system, as well as in a specific one relating to multi-node cooperation.

•

The end of 2012 will also see the launch of the iJOIN (Interworking and JOINt Design of an Open Access and Backhaul Network Architecture for Small Cells based on Cloud Networks) project funded by the European Union and lasting 30 months. The project introduces the concept of RAN-as-a-Service (RANaaS), i.e. a mobile network in which radio functions are managed flexibly and in a centralised way through an open IT platform based on a cloud infrastructure, allowing greater energy efficiency to be achieved.

•

Continuation of the ECONET (low Energy COnsumption NETworks) project lasting 3 years and officially launched in October 2010. Funded by the European Union, the project focuses on the energy used by systems constituting the fixed telecommunication network, for both operators and customers. ECONET, which brings together a consortium of 15 partners including businesses, universities, research centres and SMEs from several European and non-European countries, aims to develop and test new integrated control technologies and mechanisms to enable energy saving by the dynamic adaptation of network capacity and resources according to the actual traffic load and requirements of users, while ensuring quality of service at the same time. The aim is to allow the energy requirement of equipment to be reduced by 50% in the short to medium term and 80% in the long term, based on an unchanged business scenario.

•

In the Home Networking field, the internal project to optimise the environmental aspects of digital home services continued with activities aimed at developing eco-efficient solutions for access gateways (modems), network terminations, fixed and mobile terminals and wireless access points. In this respect, the acquisition was finalised of a second supplier for the “Access Gateway Wi-Fi N” product, which launched a new range of “Telecom Italia Green” products in 2011, accompanied by an environmental declaration that demonstrates the improvements achieved on the energy efficiency and eco-design front. For this range of products, a declaration was finalised relating to the new Cubovision multimedia terminal and a business fax machine; declarations for new cordless and corded phones from several different suppliers are currently being finalised.

•

Start of field testing of an energy use monitoring service for the home, centred on an application residing on a prototype modem equipped with software modularity. The testing, which is based on a technical solution developed by the Energy@Home Consortium, in which Telecom Italia participates, will involve 100 users in the cities of Fabriano, Jesi, Udine and Pordenone and will take place in several stages, gradually activating user functions such as monitoring and displaying usage on a PC/Tablet, monitoring and displaying costs, displaying usage and costs on a washing machine, automatic monitoring of loads to avoid overloads and meter disconnection. Energy@Home allows significant energy savings to be achieved thanks to a system that monitors energy use, forces the monitored devices to operate at low energy levels, prevents overloads and promotes good behaviour on the part of customers for the purpose of saving energy.

•

Testing launched, among a group of Telecom Italia employees, of NFC (Near Field Communication) technology services, which allow two devices placed a short distance from each other to communicate by radio frequency in order to exchange information or make secure payments. This technology is now widely available and provides an opportunity to enable and digitise new services for companies, citizens and consumers (access control, proximity payments, loyalty, etc.). Mobile terminals become personal containers for these services and will eventually allow traditional media to be replaced (paper receipts, plastic credit cards, loyalty cards, ID documents, cash) and distribution and logistics processes to be optimised. The tests involved around 100 colleagues at three Telecom Italia offices (Milan, Rome and Turin) and may be extended to all employees in the coming years. The NFC services tested allow mobile phones to be used to access company offices (replacing badges), payments to be made at the company’s canteen, bar and vending machines (replacing cash and the paper-based handling of change).

•

Telecom Italia coordinated the specific Common Power Supply (CPS) activity for fixed terminals in the context of the Home Gateway Initiative (HGI), the final document of which was published in April 2010 and guided the transposition of this specification by the ETSI ATTM, where the first ETSI Standard regarding CPS (functional requirements) was published in September 2010 and the various implementation specifications were completed during the first quarter of 2011. A number of single power supply prototypes were tested by TILab, which also carried out a comparative LCA (Life Cycle Assessment) of the HGI/ETSI solution and the power supplies previously used for the access gateways installed until 2009. With the support of GeSI (Global e-Sustainability Initiative), in the context of the ITU-T SG5 WP3 Q21, Telecom Italia put an equal amount of effort into reviewing the L.1000 recommendation regarding the Universal Mobile Charger, with the aim of reducing the cable and connector options as much as possible and thus converging towards a single power supply solution.

•

As part of the certification of mobiles sold on the market under the TIM brand, TILab performs tests on all technologically innovative products to check the SAR (Specific Absorption Rate). This parameter estimates the quantity of electromagnetic radiation per unit of body mass produced by exposure of the human body to the field generated by mobile terminals. Only terminals that fall below the limit set by European regulations are certified and sold by Telecom Italia.

•

In defining the network architecture, the technical specifications of equipment and passive components and the respective RFQs (Requests for Quotation), including their assessment, criteria are adopted that minimise environmental impacts (e.g. consumption, excavation, obstacles, noise, use of batteries), while considering service requirements and the costs of the various solutions. As of 2008 in particular, the Total Cost of Ownership approach has been adopted in performing the financial assessments of bids, also considering the energy costs over a period of three to five years.

•

Since 2007, Telecom Italia S.p.A. has been measuring its own energy efficiency by using an “Eco-Efficiency Indicator” (published in the Sustainability Report) that establishes a relationship between the service offered to the customer (in terms of bits transmitted) and the environmental impact (Joules of energy consumed). The factors taken into consideration are the amounts of data and voice traffic of the fixed/mobile networks, energy consumption for industrial purposes (transmission and climate control in exchanges), domestic purposes (electricity for office use, air conditioning and office heating) and vehicles. The figure for 2011 was 2,204 bit/J, showing an increase of almost 30% on 2010. For further information see the sustainability section of the telecomitalia.com website.

•

With regard to the adoption of ICT solutions for the world of transport, Telecom Italia is a long-standing member of the main trade associations (ERTICO, TTS Italia, GSMA CCF) and has been active at European level in the development of ITS (Intelligent Transport Systems) architectures and solutions and standardisation activities (ETSI TC ITS) supporting European standards for the sector, in accordance with the ITS Action Plan published by the European Commission and currently being transposed by EU Member States. One of the priorities identified by the ITS Action Plan is eco-sustainable transport, which includes ICT solutions supporting electrical mobility, the efficiency of goods transport, multi-modality and managing the environmental impact of urban transport.

•

In terms of innovation, in addition to developing prototypes of solutions to support the management by local governments of the impact of goods traffic on the urban environment (e.g. CityLogistics), Telecom Italia has been active in the ITS sector in the context of many projects funded by the European Commission as part of the FP7 programme. The most significant of these in the field of eco-sustainability is the 3-year eCoMove project coordinated by ERTICO - ITS Europe with a consortium of 32 European companies. eCoMove focuses on the development of cooperative ITS applications for eco-driving and eco-traffic management with a view to cutting CO2 emissions by 20% by achieving a corresponding reduction in fuel consumption.

Services for the Community

•

Mobile Cloud: cloud computing service that allows music, photos and videos to be uploaded using the Nuvola Italiana (Italian Cloud) solution. This content can be used on all devices (mobile phones, PCs, Game Consoles, SmartTV) thanks to automatic adaptation, or can be shared with friends or published on the Internet.

•

Tim Social: the project aims to create a smart phone application for young people that can mediate and integrate photos, posts and activities from various social networks all in one place, creating a geo-located community of users.

•

RAI Check-in: the project aims to introduce the check-in by mobile phone function on the RAI minisite within the “Social King” TV programme, alongside the current public voting system, which involves using the “Like” function on the Facebook fanpage. The aim of the project is to increase interactivity with programme viewers, allowing people to watch TV programmes while discussing them in real time on social forums (which currently takes place on two separate screens).

•

Treatment of sores and ulcers: a prototype service has been completed for the remote monitoring of patients with problems associated with peripheral sores/ulcers that require constant treatment (e.g, diabetics). The service, which is an evolution of Nuvola IT Home Doctor solution, was presented at the PA forum.

Footnotes

1(*)

The director Ferdinando Falco Beccalli had also been a member of the Committee.

(**)

On September 29, 2011, the board of directors, having taken note of the resignation of the director Francesco Profumo, appointed the director Lucia Calvosa to take his place. The Committee continues to be composed of only independent directors.

(***)

On January 19, 2012, the board of directors appointed the director Massimo Egidi to replace the director Francesco Profumo.

2()

These are devices equipped with a centrifugal compressor, lubrication-free bearings and friction-free rotor, allowing very high performance to be achieved, particularly with partial loads.

Telecom Italia Group

Half-year Condensed

Consolidated

Financial Statements

at June 30, 2012

Contents

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2012

Consolidated Statements of Financial Position

84

Separate Consolidated Income Statements

86

Consolidated Statements of Comprehensive Income

87

Consolidated Statements of Changes in Equity

88

Consolidated Statements of Cash Flows

90

Note 1 Form, content and other general information

92

Note 2 Accounting policies

96

Note 3 Business combinations

99

Note 4 Goodwill

102

Note 5 Other intangible assets

105

Note 6 Tangible assets (owned and under finance leases)

106

Note 7 Investments accounted for using the equity method and Other investments

107

Note 8 Financial assets  (non-current and current)

108

Note 9 Trade and miscellaneous receivables and other current assets

110

Note 10 Equity

112

Note 11 Financial liabilities (non-current and current)

113

Note 12 Net financial debt

121

Note 13 Financial risk management

122

Note 14 Derivatives

128

Note 15 Employee benefits

129

Note 16 Provisions

130

Note 17 Trade and miscellaneous payables and other current liabilities

131

Note 18 Contingent liabilities, other information, commitments and guarantees

132

Note 19 Finance income and Finance expenses

138

Note 20 Profit (loss) for the period

141

Note 21 Earnings per share

142

Note 22 Segment reporting

145

Note 23 Related party transactions

149

Note 24 Equity compensation plans

160

Note 25 Significant non-recurring events and transactions

162

Note 26 Positions or transactions resulting from atypical and/or unusual operations

163

Note 27 Other information

164

Note 28 Events subsequent to June 30, 2012

165

Note 29 List of companies of the Telecom Italia Group

166

Consolidated Statements of Financial Position

Assets

(millions of euros)		note	6/30/2012	of which related parties	12/31/2011	of which related parties

Non-current assets
Intangible assets
Goodwill		4)	36,862		36,957
Other Intangible assets		5)	8,395		8,600
			45,257		45,557
Tangible assets		6)
Property, plant and equipment owned			14,492		14,854
Assets held under finance leases			1,046		1,094
			15,538		15,948
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		7)	67		47
Other investments		7)	35		38
Non-current financial assets		8)	3,218	310	2,949	269
Miscellaneous receivables and other non-current assets			1,241		1,128
Deferred tax assets			1,021		1,637
			5,582		5,799
Total Non-current assets	(a)		66,377		67,304
Current assets
Inventories			504		447
Trade and miscellaneous receivables and other current assets		9)	7,768	255	7,770	257
Current income tax receivables			25		155
Current financial assets		8)
Securities other than investments, financial receivables and other current financial assets			977	21	1,469	36
Cash and cash equivalents			6,029	208	6,714	278
			7,006		8,183
Current assets sub-total			15,303		16,555
Discontinued operations/ Non-current assets held for sale
of a financial nature			-		-
of a non-financial nature			-		-
			-		-
Total Current assets	(b)		15,303		16,555
Total Assets	(a+b)		81,680		83,859

Equity and Liabilities

(millions of euros)		note	6/30/2012	of which related parties	12/31/2011	of which related parties

Equity		10)
Share capital issued			10,693		10,693
less: treasury shares			(89)		(89)
Share capital			10,604		10,604
Paid-in capital			1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			10,610		10,483
Equity attributable to owners of the Parent			22,918		22,791
Equity attributable to non-controlling interests			3,910		3,904
Total Equity	(a)		26,828		26,695
Non-current liabilities
Non-current financial liabilities		11)	35,448	558	35,860	483
Employee benefits		15)	870		850
Deferred tax liabilities			1,068		1,056
Provisions		16)	843		831
Miscellaneous payables and other non-current liabilities			1,128	3	1,156	3
Total Non-current liabilities	(b)		39,357		39,753
Current liabilities
Current financial liabilities		11)	5,561	202	6,091	192
Trade and miscellaneous payables and other current liabilities		17)	9,784	250	10,984	252
Current income tax payables			150		336
Current liabilities sub-total			15,495		17,411
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			-		-
of a non-financial nature			-		-

Total Current liabilities	(c)		15,495		17,411
Total Liabilities	(d=b+c)		54,852		57,164
Total Equity and Liabilities	(a+d)		81,680		83,859

Separate Consolidated Income Statements

(millions of euros)	note	1st Half 2012	of which related parties	1st Half 2011 (Restated)	of which related parties

Revenues		14,793	508	14,543	530
Other income		108		108
Total operating revenues and other income		14,901		14,651
Acquisition of goods and services		(6,500)	343	(6,232)	356
Employee benefits expenses		(2,006)	53	(1,986)	55
Other operating expenses		(897)		(843)
Changes in inventories		62		81
Internally generated assets		299		285
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,859		5,956
of which: impact of non-recurring items	25)	(18)		-
Depreciation and amortization		(2,670)		(2,834)
Gains (losses) on disposals of non-current assets		16		(3)
Impairment reversals (losses) on non-current assets		-		(3,182)
Operating profit (loss) (EBIT)		3,205		(63)
of which: impact of non-recurring items	25)	3		(3,182)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	7)	(4)		(12)
Other income (expenses) from investments		-		15
Finance income	19)	1,272	26	1,685	40
Finance expenses	19)	(2,189)	39	(2,666)	60
Profit (loss) before tax from continuing operations		2,284		(1,041)
of which: impact of non-recurring items	25)	3		(3,166)
Income tax expense		(824)		(769)
Profit (loss) from continuing operations		1,460		(1,810)
Profit (loss) from Discontinued operations/ Non-current assets held for sale		-		(11)
Profit (loss) for the period	20)	1,460		(1,821)
of which: net impact of non-recurring items	25)	1		(3,177)
Attributable to:
• Owners of the Parent		1,245		(2,042)
• Non-controlling interests		215		221

(euro)		1st Half 2012	1st Half 2011 (Restated)
Basic and Diluted Earnings Per Share (EPS)(*):	21)
Ordinary Share		0.06	(0.11)
Savings Share		0.07	(0.11)
of which:
from Continuing operations
ordinary share		0.06	(0.11)
savings share		0.07	(0.11)
from Discontinued operations/Non-current assets held for sale
ordinary share		-	-
savings share		-	-

(*)

Basic EPS is equal to Diluted EPS.

Consolidated Statements of Comprehensive Income

Note 10

(millions of euros)		1st Half 2012	1st Half 2011 (Restated)

Profit (loss) for the period	(a)	1,460	(1,821)
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		31	5
Loss (profit) transferred to the Separate Consolidated Income Statement		1	1
Net fiscal impact		(7)	(1)
	(b)	25	5
Hedging instruments:
Profit (loss) from fair value adjustments		(76)	(346)
Loss (profit) transferred to the Separate Consolidated Income Statement		39	634
Net fiscal impact		10	(80)
	(c)	(27)	208
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(337)	(356)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	75
Net fiscal impact		-	-
	(d)	(337)	(281)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		-	1
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		-	-
	(e)	-	1
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		4	42
Net fiscal impact		(1)	(12)
	(f)	3	30
Total	(g=b+c+d+e+f)	(336)	(37)
Total comprehensive profit (loss) for the period	(a+g)	1,124	(1,858)
Attributable to:
• Owners of the Parent		1,021	(1,850)
• Non-controlling interests		103	(8)

Consolidated Statements of Changes in Equity

Changes in equity from January 1, to June 30, 2011

		Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Reserve for remeasurement of employee defined benefit plans (IAS19) (*)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period (*)	Total	Equity attributable to Non-controlling interests	Total equity

Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	112	15,301	28,819	3,736	32,555
Changes in equity during the period:
Dividends approved								(1,184)	(1,184)	(73)	(1,257)
Total comprehensive income (loss) for the period			5	208	(52)	1	30	(2,042)	(1,850)	(8)	(1,858)
Grant of equity instruments								4	4		4
Effect of Sofora Group (Argentina) consolidation								(39)	(39)	(114)	(153)
Other changes								10	10	9	19
Balance at June 30, 2011	10,600	1,697	(2)	(76)	1,349	-	142	12,050	25,760	3,550	29,310

(*)

The Reserve is presented as a result of the early adoption, starting from the first half of 2012, of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings, including profit (loss) for the period”.

Changes in equity from January 1, to June 30, 2012 – Note 10

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Reserve for remeasurement of employee defined benefit plans (IAS19) (*)	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period (*)	Total	Equity attributable to Non-controlling interests	Total equity

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	(1)	196	9,277	22,791	3,904	26,695
Changes in equity during the period:
Dividends approved								(895)	(895)	(99)	(994)
Total comprehensive income (loss) for the period			25	(27)	(225)		3	1,245	1,021	103	1,124
Grant of equity instruments								1	1		1
Other changes										2	2
Balance at June 30, 2012	10,604	1,704	21	(101)	864	(1)	199	9,628	22,918	3,910	26,828

(*)

The Reserve is presented as a result of the early adoption, starting from the first half of 2012, of revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings, including profit (loss) for the period”.

Consolidated Statements of Cash Flows

(millions of euros)		note	1st Half 2012	1st Half 2011 (Restated)

Cash flows from operating activities:
Profit (loss) from continuing operations			1,460	(1,810)
Adjustments for:
Depreciation and amortization			2,670	2,834
Impairment losses (reversals) on non-current assets (including investments)			1	3,189
Net change in deferred tax assets and liabilities			630	504
Losses (gains) realized on disposals of non-current assets (including investments)			(16)	(11)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			4	12
Change in employee benefits			(6)	(34)
Change in inventories			(57)	(73)
Change in trade receivables and net amounts due from customers on construction contracts			235	(278)
Change in trade payables			(695)	(258)
Net change in current income tax receivables/payables			(54)	(53)
Net change in miscellaneous receivables/payables and other assets/liabilities			(193)	19
Cash flows from (used in) operating activities	(a)		3,979	4,041
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		5)	(917)	(853)
Purchase of tangible assets on an accrual basis		6)	(1,352)	(1,184)
Total purchase of intangible and tangible assets on an accrual basis(*)			(2,269)	(2,037)
Change in amounts due to fixed asset suppliers			(641)	(585)
Total purchase of intangible and tangible assets on a cash basis			(2,910)	(2,622)
Acquisition of control of subsidiaries or other businesses, net of cash acquired			(7)	-
Acquisitions/disposals of other investments			-	(1)
Change in financial receivables and other financial assets			236	516
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			(5)	(2)
Proceeds from sale/repayment of intangible, tangible and other non-current assets			30	394
Cash flows from (used in) investing activities	(b)		(2,656)	(1,715)
Cash flows from financing activities:
Change in current financial liabilities and other			(100)	(874)
Proceeds from non-current financial liabilities (including current portion)			1,846	2,058
Repayments of non-current financial liabilities (including current portion)			(2,687)	(3,514)
Share capital proceeds/reimbursements (including subsidiaries)			(2)	-
Dividends paid(*)			(1,027)	(1,325)
Changes in ownership interests in consolidated subsidiaries			-	(155)
Cash flows from (used in) financing activities	(c)		(1,970)	(3,810)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)		-	-
Aggregate cash flows	(e=a+b+c+d)		(647)	(1,484)
Net cash and cash equivalents at beginning of the period	(f)		6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)		(28)	(54)
Net cash and cash equivalents at end of the period	(h=e+f+g)		5,995	3,744
(*) of which related parties:
Total purchases of intangible and tangible assets on an accrual basis			61	90
Dividends paid			139	192

Additional Cash Flow information

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)

Income taxes (paid) received	(241)	(208)
Interest expense paid	(1,875)	(1,792)
Interest income received	727	632
Dividends received	-	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	6,714	5,526
Bank overdrafts repayable on demand – from continuing operations	(44)	(244)
Cash and cash equivalents - from Discontinued operations/ Non-current assets held for sale	-	-
Bank overdrafts repayable on demand – from Discontinued operations/ Non-current assets held for sale	-	-
	6,670	5,282
Net cash and cash equivalents at end of the period :
Cash and cash equivalents - from continuing operations	6,029	3,760
Bank overdrafts repayable on demand – from continuing operations	(34)	(16)
Cash and cash equivalents - from Discontinued operations/ Non-current assets held for sale	-	-
Bank overdrafts repayable on demand – from Discontinued operations/ Non-current assets held for sale	-	-
	5,995	3,744

Note 1
Form, content and other general information

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Piazza degli Affari 2.

The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector, particularly the fixed and mobile domestic and international telecommunications sector.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2012 have been prepared on a going concern basis (further details are provided in the Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005).

In the first half of 2012, the Telecom Italia Group early adopted the revised version of IAS 19 (Employee Benefits) (“IAS 19 (2011)”); the effects are described in the Note “Accounting Policies”.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2012 have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2011 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statement of financial position at December 31, 2011 and the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows as well as the consolidated statement of changes in equity for the first half of 2011 have been presented in accordance with IAS 34.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2012 are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2012 was approved by resolution of the board of directors’ meeting held on August 1, 2012.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the Consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the Separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.

The separate consolidated income statement includes, in addition to EBIT, or Operating profit (loss), the performance measure EBITDA, or Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets.

In particular, in addition to EBIT, Telecom Italia uses EBITDA as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). EBITDA represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

the Consolidated statement of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the Consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their nature do not occur continuously during the normal course of business operations, (for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets; income/expenses stemming from corporate-related reorganizations; income/expenses arising from fines levied by regulatory agencies; and impairment losses on goodwill).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

Segment reporting

An operating segment is a component of an entity:

•

that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker (in the case of Telecom Italia the board of directors) to make decisions about resources to be allocated to the segment and assess its performance; and

•

for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographic location (Domestic, Brazil and Argentina) for the telecommunications business and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•

Brazil: includes mobile (Tim Celular) and fixed (Intelig, Tim Fiber SP and Tim Fiber RJ) telecommunications operations in Brazil;

•

Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•

Media: includes television network operations and management;

•

Olivetti: includes manufacturing operations for products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Scope of consolidation

The changes in the scope of consolidation at June 30, 2012 compared to December 31, 2011 are listed below:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

LA7 S.r.l.	new company	Media	May 2012

Exit of companies from the scope of consolidation:

Company		Business Unit	Month

Teco Soft Argentina S.A.	liquidated	Other Operations	March 2012
Latin American Nautilus Mexico S.A.	liquidated	Domestic	May 2012

Merger of subsidiaries:

Company		Business Unit	Month

Telecom Italia Audit and Compliance Services Scarl	merged in Telecom Italia S.p.A.	Domestic	January 2012

Besides the above, the changes in the scope of consolidation at June 30, 2012 compared to June 30, 2011 are listed as follows:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

Advanced Caring Center S.r.l.	new company	Domestic	November 2011
Tim Fiber RJ S.A.	new acquisition	Brazil	October 2011
Tim Fiber SP Ltda	new acquisition	Brazil	October 2011
Tierra Argentea S.A.	new acquisition	Other Operations	August 2011
4G Holding S.p.A.	new acquisition	Domestic	July 2011
4G Retail S.r.l.	new acquisition	Domestic	July 2011

Exit of companies from the scope of consolidation:

Company		Business Unit	Month

ETI – Euro Telecom International N.V.	liquidated	Other Operations	December 2011
ICH– International Communication Holding N.V.	liquidated	Other Operations	December 2011
Loquendo S.p.A.	sold	Domestic	September 2011

Merger of subsidiaries:

Company		Business Unit	Month

Telecom Italia Sparkle Luxembourg S.A.	merged in Telecom Italia Sparkle S.p.A.	Domestic	Starting from January 2011 (*)
TI United Kingdom Ltd	merged in Telecom Italia Sparkle S.p.A.	Domestic	Starting from January 2011 (*)

(*)

The merger was completed during the second half of 2011; effective from January 1, 2011.

A breakdown by number of the subsidiaries, associates and joint ventures of the Telecom Italia Group is as follows:

	6/30/2012
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	45	65	110
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	61	65	126

	12/31/2011
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	45	67	112
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	61	67	128

	6/30/2011
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	43	68	111
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	59	68	127

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

Note 2
Accounting policies

Going concern

The half-year condensed consolidated financial statements at June 30, 2012 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties (that are for the most part of exogenous nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

–

changes in the general macroeconomic situation in the Italian, European and South American markets;

–

variations in business conditions;

–

changes to laws and regulations (price and rate variations);

–

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

–

financial risks (interest rate and/or exchange rate trends);

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital, described in the 2011 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

Accounting policies and principles of consolidation

The accounting policies and principles of consolidation adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2012 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2011, to which reference should be made, except for:

•

the early adoption of the revised version of IAS 19 (Employee Benefits) (“IAS 19 (2011)”), applied retrospectively. Consequently, 2011 comparative data have been restated;

•

the new standards and interpretations adopted by the Group since January 1, 2012, that did not have any effect on the half-year condensed consolidated financial statements at June 30, 2012;

•

the changes required because of the nature of interim financial reporting.

Furthermore, in the half-year condensed consolidated financial statements at June 30, 2012, income taxes for the first six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

Use of accounting estimates

The preparation of the half-year condensed consolidated financial statements at June 30, 2012 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically. With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2011.

New Standards and Interpretations endorsed by the EU and in force from January 1, 2012

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the application of amendments to IFRS 7 (Disclosures-Transfers of Financial Assets), in force from January 1, 2012, did not have an impact on the half-year condensed consolidated financial statements at June 30, 2012.

New Standards and Interpretations endorsed by the EU, but not yet in force and early adopted

IAS 19 (2011) (Employee benefits)

In June 2012, the EU issued Commission Regulation (EU) 475/2012 that endorsed the revised version of IAS 19 (Employee Benefits) which is applicable retrospectively, starting from January 1, 2013, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). As permitted, Telecom Italia decided to early adopt the amendments to IAS 19 starting from the Half-year Financial Report at June 30, 2012 in order to reduce the volatility of the values recognized in the separate consolidated income statement.

In particular, under the amended IAS 19 (2011), with reference to the employee defined benefit plans (e.g. employee severance indemnity), remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Therefore, other options previously provided were deleted (including the one adopted by the Telecom Italia Group whereby these components had been recorded in Employee benefits expenses in the separate consolidated income statement). Service costs as well as interest expenses related to the “time value” component of the actuarial calculations (the latter reclassified to Finance expenses), are still recognized in the separate consolidated income statement.

The early adoption of such amendments resulted in the restatement of the separate consolidated income statement and the consolidated statement of comprehensive income for the first half of 2011.

The effects are as follows:

Separate consolidated income statements

(millions of euros)	1st Half 2011

Employee benefits expenses – reversal of actuarial gain	(42)
Employee benefits expenses –interest component reclassification	21
Finance expenses – interest component reclassification	(21)
Income tax expense	12
Impact on profit (loss) for the period	(30)

The adoption of such amendments did not have any effect on basic and diluted earnings per share in the first half of 2011.

Consolidated statements of comprehensive income

(millions of euros)	1st Half 2011

Impact on profit (loss) for the period	(30)

Remeasurements of employee defined benefit plans (IAS19)	30
Actuarial gains	42
Net fiscal impact	(12)

Impact on comprehensive profit (loss) for the period	-

Consolidated statements of cash flows

The early adoption of the amendments to IAS 19 did not have an impact on the “Aggregate cash flows” of the consolidated statements of cash flows and, in particular, the “Cash flows from (used in) operating activities”.

New Standards and Interpretations endorsed by the EU but not yet in force

In June 2012, the EU endorsed certain amendments to IAS 1 (Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income). Such amendments must be applied starting from January 1, 2013.

Such amendments are not expected to have any material effect on the Group consolidated financial statements.

Note 3
Business combinations

Year 2011 - Acquisition of the 4G Holding group (4GH)

At June 30, 2012, the recognition at fair value of the assets acquired and the liabilities assumed of the 4GH group, purchased on July 27, 2011, is in the process of being finalized.

The provisional amounts of fair value allocated in the business combination are as follows:

(millions of euros)		Provisional fair value amounts

Measurement of consideration	(a)	16
Value of assets acquired	(b)	67
Value of liabilities assumed	(c)	(67)
Goodwill	(a-b-c)	16

The most important acquisition-date amounts of the assets and liabilities of the 4GH group are summarized as follows:

4GH group – acquisition-date amounts

(millions of euros)		Provisional fair value amounts	Carrying amounts

Goodwill deriving from business combinations		16	-
Other non-current assets		22	29
Current assets		45	45
Total assets	(a)	83	74
Total non-current liabilities		12	5
Total current liabilities		55	55
Total liabilities	(b)	67	60
Net assets	(a-b)	16	14

Further details are provided in the consolidated financial statements of the Telecom Italia Group at December 31, 2011.

Year 2011 - Acquisition of Tim Fiber SP and Tim Fiber RJ

At June 30, 2012, the fair value evaluation of the assets acquired and the liabilities assumed of the companies TIM Fiber SP and TIM Fiber RJ, purchased on October 31, 2011, is still in progress.

The provisional amounts of fair value allocated in the business combination are as follows:

(millions of euros)		Tim Fiber SP Provisional fair value amounts	Tim Fiber RJ Provisional fair value amounts	Total

Measurement of consideration	(a)	461	196	657
Value of net assets acquired	(b)	53	48	101
Goodwill	(a–b)	408	148	556

The most important acquisition-date amounts of the assets and liabilities of the companies Tim Fiber SP and Tim Fiber RJ are summarized as follows:

Tim Fiber SP and Tim Fiber RJ – acquisition-date amounts

		Tim Fiber SP		Tim Fiber RJ
(millions of euros)		Provisional fair value amounts	Carrying amounts	Provisional fair value amounts	Carrying amounts

Goodwill arising from the business combinations		408		148
Other non-current assets		77	77	54	54
Current assets		23	23	16	16
Total assets	(a)	508	100	218	70
Total non-current liabilities		32	32	10	10
Total current liabilities		15	15	12	12
Total liabilities	(b)	47	47	22	22
Net assets	(a-b)	461	53	196	48

Further details are provided in the consolidated financial statements of the Telecom Italia Group at December 31, 2011.

Year 2010 - Acquisition of control of Sofora Telecomunicaciones S.A.

As reported in the notes to the consolidated financial statements of the Telecom Italia Group at December 31, 2011, to which reference should be made for further details, during the second half of 2011, the measurement of the assets acquired and the liabilities assumed and thus the provisional amounts of the assets and liabilities recorded at the acquisition date were adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. The income statement data for the first half of 2011 presented for comparison purposes have been restated accordingly: the net impact of the variations had a positive impact of 6 million euros on the first half of 2011 and is due to lower depreciation and amortization, net of the relative tax effect.

Both the provisional and final amounts of fair value allocated in the business combination are reported below:

(millions of euros)		Final amounts	Provisional amounts	Change

Measurement of interest acquired		130	130	-
Fair Value of interest held in the Sofora group before acquisition of control		394	394	-
Amount of net assets allocated to the non-controlling interests		1,948	2,003	(55)
Total	(a)	2,472	2,527	(55)
Net assets acquired	(b)	2,295	2,361	(66)
Goodwill	(a–b)	177	166	11

The most important acquisition-date amounts of the assets and liabilities of the Sofora group are summarized as follows:

(millions of euros)		Final fair value amounts	Provisional fair value amounts	Carrying amounts

Goodwill		177	166	-
Other non-current assets		3,546	3,648	1,483
of which Other intangible assets		1,840	1,807	214
of which Tangible assets		1,688	1,823	1,251
Current assets		887	887	873
of which Cash and cash equivalents		392	392	392
Total assets	(a)	4,610	4,701	2,356
Total non-current liabilities		1,101	1,137	377
of which Deferred tax liabilities		771	807	44
of which Provisions		100	100	100
of which Non-current financial liabilities		183	183	183
Total current liabilities		1,037	1,037	1,035
of which Current financial liabilities		216	216	216
Total liabilities	(b)	2,138	2,174	1,412
Net assets	(a-b)	2,472	2,527	944
Share of Non-controlling interests		1,948	2,003	814
Share of the Telecom Italia Group		524	524	130

Finally, as a result of subsequent acquisitions during the course of 2011, the economic interest of the Telecom Italia Group in Telecom Argentina went from 16.2% at the acquisition date to the current 22.7%.

Note 4
Goodwill

Goodwill shows the following breakdown and changes during the first half of 2012:

(millions of euros)	12/31/2011	Increase	Decrease	Impairments	Exchange differences	6/30/2012

Domestic	34,646					34,646
Core Domestic	34,231					34,231
International Wholesale	415					415
Brazil	2,010				(93)	1,917
Argentina	176				(2)	174
Media	125					125
Other Operations	-					-
Total	36,957	-	-	-	(95)	36,862

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. During the first half of 2012, the Group, as in past years, repeated the impairment test on goodwill; the results of testing indicated that no impairment charges were necessary.

Specifically, the cash-generating units – CGUs (or groups of units) to which goodwill was allocated are the following:

Segment	Cash-generating units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil group
Argentina	Sofora group
Media	Telecom Italia Media group

The Group performed the annual impairment test at December 31, 2011.

Since market capitalization at the end of the first half of 2012 was lower than the carrying amount of equity, in accordance with IAS 36.8, it is necessary to carry out an estimate of the recoverable amount of the CGUs when there are internal or external factors of presumed impairment.

As regards the Group, the estimate of the recoverable amount was repeated for the CGUs to which a large part of the goodwill is allocated (Core Domestic, Brazil and Argentina) since these are listed CGUs which recorded a reduction in market capitalization as compared to the most recent impairment test. Two CGUs were excluded:  International Wholesale (an unlisted CGU), whose results in the first of 2012 improved vs. the relative budget, and Media, since market capitalization was higher than the carrying amount of equity. At June 30, 2012, goodwill allocated to the two CGUs for which the formal estimate of the recoverable amount was not repeated corresponds to 1.5% of the total goodwill of the Group.

As for the cash-generating units Core Domestic, Brazil and Argentina, the formal estimate of the recoverable amount was carried out using the same method applied in the previous annual test at December 31, 2011, updating the relative inputs (flows of expected earnings, cost of capital and capitalization rate).

The basic assumptions to which the estimate of the value in use is more sensitive are reported in the following table:

Core Domestic	International Wholesale	Brazil	Argentina

EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
		BRL/euro exchange rate	ARS/euro exchange rate
Cost of capital	Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

The value in use for the three CGUs under consideration (Core Domestic, Brazil and Argentina) is based on the forecast for the second half of the 2012 and on the data in the business plan 2013-2014 duly adjusted downward to reflect internal and external factors of presumed impairment. In particular, the adjustments decreasing the flows of earnings (EBITDA and CAPEX) 2013 and 2014 have been calculated to reflect:

•

in the case of the Core Domestic CGU, the reduction in expectations by the consensus of analysts subsequent to the announcement of the results for the first quarter of 2012;

•

in the case of the Brazil and Argentina CGUs, a prudent assumption of higher capital expenditures compared to the 2012 budget.

The nominal growth rates used to estimate the terminal value are the following (the growth rates of Brazil and Argentina refer, respectively, to flows in Brazilian reais and Argentine pesos):

Core Domestic	Brazil	Argentina

+0.23%	+3.13%	+9.33%

The growth rate of the Core Domestic CGU (+0.23%) is consistent with the average capitalization rate (WACC – g) applied by the analysts who follow Telecom Italia stock (as can be seen in the reports published after the presentation of the first quarter of 2012), whereas for the Brazil and Argentina CGUs, in the absence of significant indications to support changes to the estimates made by analysts, the growth rates in the preceding annual impairment test were not changed.

The cost of capital was estimated by considering the following:

•

the criterion applied was the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

•

the Beta coefficient for the Core Domestic CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.28);

•

the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.03);

•

the Beta coefficient for the Argentina CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.03);

•

for the Core Domestic CGU, reference for comparison purposes was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the presentation of the results of the first quarter of 2012.

Since there is a direct correlation between the cost of capital used by the analysts and the long-term growth rate (g) projected to estimate the terminal value, the comparison was also made on the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic CGU was set equal to the median of the rate used by the analysts in the reports published after the presentation of the results of the first quarter of 2012 and up to July 18, 2012. Such rate expresses an implicit growth rate in the terminal value (g) equal to 0.23%. For purposes of estimating the earnings flow of EBITDA – CAPEX to be capitalized in the terminal value, for the Core Domestic CGU, a downward reduction was applied in order to consider the variation found between the estimates of the last year of the plan and the top limit of the interquartile range of the distribution of the estimates of the analysts after the announcement of the results of first quarter of 2012.

With regard to the Brazil CGU, the growth rate (3.13% in local currency) was kept the same as in the preceding annual impairment test while the investment rate used to estimate the terminal value was increased to 13.91%, compared to 13.32% in the preceding annual impairment test.

With regard to the Argentina CGU, the growth rate (9.33% in local currency) was kept the same as in the preceding annual impairment test while the investment rate used to estimate the terminal value was slightly increased to 14.87% compared to 14.85% in the preceding annual impairment test.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the relative capitalization rates (WACC - g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in reais and those of Argentina to flows in pesos) as follows:

	Core Domestic %	Brazil %	Argentina %

WACC post-tax	8.78	11.85	22.30
WACC post-tax – g	8.55	8.72	12.97
WACC pre-tax	12.65	16.16	28.70
WACC pre-tax – g	12.42	13.03	19.37

The recoverable amount of all the cash-generating units taken together at June 30, 2012 is higher than the carrying amount. As regards the Core Domestic CGU, for purposes of the sensitivity analysis and taking into account the impairment loss that had been recorded in 2011, a negative change in the principal key variables indicated above would result in an impairment loss.

Note 5
Other intangible assets

Other intangible assets decreased 205 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

(millions of euros)	12/31/2011	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	6/30/2012

Industrial patents and intellectual property rights	2,575	358	(695)	-	-	(44)		182	2,376
Concessions, licenses, trademarks and similar rights	3,336	6	(172)			(39)		168	3,299
of which Licenses with an indefinite useful life	441					(6)			435
Other intangible assets with a finite useful life	1,097	165	(206)			(12)		-	1,044
Work in progress and advance payments	1,592	388				(3)	29	(330)	1,676
Total	8,600	917	(1,073)	-	-	(98)	29	20	8,395

Additions in the first half of 2012 include 146 million euros of internally generated assets (145 million euros in the first half of 2011).

Industrial patents and intellectual property rights at June 30, 2012 consist mainly of applications software purchased outright and user license rights acquired for an indefinite period of time.  They mainly refer to Telecom Italia S.p.A. (1,379 million euros) and the Brazil Business Unit (899 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2012 mainly refer to:

•

telephone licenses (1,511 million euros for Telecom Italia S.p.A., 618 million euros for the Brazil Business Unit and 456 million euros for the Argentina Business Unit);

•

Indefeasible Rights of Use-IRU (226 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•

TV frequencies of the Media Business Unit (112 million euros);

•

trademarks of the Argentina Business Unit (316 million euros).

Other intangible assets with a finite useful life at June 30, 2012 basically include:

•

730 million euros of customer relationships relating to the Argentina Business Unit;

•

261 million euros of capitalized subscriber acquisition costs referring to some sales campaigns of Telecom Italia S.p.A. (158 million euros) and the Argentina Business Unit (103 million euros).

Work in progress and advance payments include the above user rights for the 800 and 2600 MHz mobile frequencies purchased by Telecom Italia S.p.A. in 2011, and capitalized borrowing costs for 41 million euros at June 30, 2012 (12 million euros capitalized at December 31, 2011), since they are directly chargeable to the acquisition and because the time period necessary to ready the asset for use is more than 12 months. The interest rate used for the capitalization of the borrowing costs is between 5.2% and 6%. Such costs are deducted directly from “Other finance expenses”.

Note 6
Tangible assets (owned and under finance leases)

Property, plant and equipment owned

Property, plant and equipment owned decreased 362 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

(millions of euros)	12/31/2011	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	6/30/2012

Land	235					(1)	1	235
Buildings (civil and industrial)	795	2	(37)			(5)	7	762
Plant and equipment	12,063	887	(1,337)		(5)	(118)	326	11,816
Manufacturing and distribution equipment	32	1	(7)				5	31
Other	724	60	(157)		(4)	(11)	59	671
Construction in progress and advance payments	1,005	391				(16)	(403)	977
Total	14,854	1,341	(1,538)	-	(9)	(151)	(5)	14,492

Additions in the first half of 2012 include 153 million euros of internally generated assets (140 million euros in the first half of 2011).

Assets held under finance leases

Assets held under finance leases show a reduction of 48 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

(millions of euros)	12/31/2011	Additions	Depreciation	Other changes	6/30/2012

Buildings (civil and industrial)	1,042	1	(56)	12	999
Other	16		(3)		13
Construction in progress and advance payments	36	10		(12)	34
Total	1,094	11	(59)	-	1,046

Note 7
Investments accounted for using the equity method and Other investments

Investments accounted for using the equity method are composed as follows:

(millions of euros)		6/30/2012	12/31/2011

Investments accounted for using the equity method:
Associates:
Trentino NGN		25	-
Tiglio I		18	22
Tiglio II		1	1
Other		22	23
	(a)	66	46
Joint ventures – Consorzio Tema Mobility	(b)	1	1
Total	(a+b)	67	47

In reference to investments in associates, on May 18, 2012, Telecom Italia S.p.A. acquired a 41.1% stake in the company Trentino NGN S.r.l. following the Parent’s conferral of a 20-year user right to the available space on its passive infrastructures (cable ducts and poles) existing throughout the entire Autonomous Province of Trento. In July 2012, as required following the complaint filed by some competitors of Telecom Italia S.p.A., the EU Commission opened an investigation to ascertain whether the role of the Autonomous Province of Trento, as the majority shareholder of the company Trentino NGN, observed the European laws governing state subsidies.

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

(millions of euros)	6/30/2012	12/31/2011

Other investments
Assicurazioni Generali	2	2
Fin.Priv.	8	10
Sia	11	11
Other	14	15
Total	35	38

Note 8
Financial assets
(non-current and current)

Financial assets (non-current and current) are composed as follows:

(millions of euros)		6/30/2012	12/31/2011

Non-current financial assets
Securities, financial receivables and other non-current financial assets
Securities other than investments		12	12
Financial receivables for lease contracts		139	153
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,956	2,701
Receivables from employees		35	41
Non-hedging derivatives		67	27
Other financial receivables		9	15
Total non-current financial assets	(a)	3,218	2,949

Current financial assets
Securities other than investments
Held for trading		-	1
Held-to-maturity		-	-
Available-for-sale		613	1,006
		613	1,007
Financial receivables and other current financial assets
Receivables from employees		13	9
Financial receivables for lease contracts		118	115
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		198	244
Non-hedging derivatives		11	24
Other short-term financial receivables		24	70
		364	462
Cash and cash equivalents		6,029	6,714
Total current financial assets	(b)	7,006	8,183
Total non-current and current financial assets	(a+b)	10,224	11,132

Financial receivables for lease contracts refer to:

•

Teleleasing lease contracts negotiated directly with customers and of which Telecom Italia is the guarantor;

•

portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

"Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer to the spot mark-to-market component, while those classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.

Further details are provided in the Note “Derivatives”.

Securities other than investments under current financial assets refer to listed securities, classified as available-for-sale due beyond three months. They include 445.5 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (such securities, which in accordance with Consob Communication DEM/11070007 of August 5, 2011 represent investments in “sovereign debt securities”, have been purchased in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Telecom Italia Group in July 2009) and 167 million euros of bonds with different maturities, but all with an active market, that is, readily convertible into cash.

Cash and cash equivalents decreased 685 million euros compared to December 31, 2011. The composition is as follows:

(millions of euros)	6/30/2012	12/31/2011

Liquid assets with banks, financial institutions and post offices	5,418	5,173
Checks, cash and other receivables and deposits for cash flexibility	3	2
Securities other than investments (due within 3 months)	608	1,539
Total	6,029	6,714

The different technical forms used for the investment of liquidity as of June 30, 2012 can be analyzed as follows:

•

maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB by Standard & Poor’s with regard to Europe and with leading local counterparts relating to investments in South America;

•

country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) principally include 109 million euros (220 million euros at December 31, 2011) of Euro Commercial Paper, with an A- rating of the issuer by S&P’s and 491 million euros (1,312 million euros at December 31, 2011) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário), from leading local banking and financial institutions.

Note 9
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased 2 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)	6/30/2012	12/31/2011

Amounts due on construction contracts	57	49
Trade receivables:
Receivables from customers	4,711	4,576
Receivables from other telecommunications operators	1,344	1,725
	6,055	6,301
Miscellaneous receivables and other current assets:
Other receivables	964	977
Trade and miscellaneous prepaid expenses	692	443
	1,656	1,420
Total	7,768	7,770

Trade receivables amount to 6,055 million euros (6,301 million euros at December 31, 2011) and are net of the provision for bad debts of 898 million euros (845 million euros at December 31, 2011). The change is also due to the settlement of some disputes with another operator, with the closing of some credit and debit positions, as full and final settlement.

Trade receivables specifically refer to Telecom Italia S.p.A. (3,667 million euros), the Brazil Business Unit (1,420 million euros) and the Sofora group - Telecom Argentina (377 million euros).

Trade receivables include 86 million euros (88 million euros at December 31, 2011) of medium/long-term trade receivables from customers, principally in respect of contracts relating to Indefeasible Rights of Use – IRU.

Other receivables amount to 964 million euros (977 million euros at December 31, 2011) and are net of a provision for bad debts of 126 million euros (132 million euros at December 31, 2011).  Details are as follows:

(millions of euros)	6/30/2012	12/31/2011

Advances to suppliers	40	36
Receivables from employees	32	25
Tax receivables	458	425
Sundry receivables	434	491
Total	964	977

Tax receivables mainly include 378 million euros relating to the Brazil Business Unit largely for local indirect taxes and 41 million euros to Telecom Italia S.p.A. primarily for credits resulting from tax returns, other taxes and also VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly include:

•

receivables from factoring companies for 117 million euros, of which 55 million euros is due from Mediofactoring (a company in the Intesa Sanpaolo group) and 62 million euros from other factoring companies;

•

receivable for the Italian Universal Service (53 million euros);

•

receivables from the Italian State and the European Union (30 million euros) for grants regarding research and training projects;

•

receivables from other TLC operators (66 million euros).

Trade and miscellaneous prepaid expenses comprise 426 million euros of the Parent, Telecom Italia, principally for building leases (67 million euros), rentals and maintenance payments (30 million euros), deferral of costs connected with the activation of new contracts (227 million euros) and insurance premiums (23 million euros).

Note 10
Equity

Equity includes:

(millions of euros)	6/30/2012	12/31/2011

Equity attributable to owners of the Parent	22,918	22,791
Equity attributable to Non-controlling interests	3,910	3,904
Total	26,828	26,695

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		6/30/2012		12/31/2011

Share capital of the Parent (net of treasury shares held by the Group)		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including the profit (loss) for the period:		10,610		10,483
Reserve for available-for-sale financial assets	21		(4)
Reserve for cash flow hedges	(101)		(74)
Reserve for exchange differences on translating foreign operations	864		1,089
Other gains (losses) of associates and joint ventures accounted for using the equity method	(1)		(1)
Reserve for the remeasurement of employee defined benefit plans (IAS19)	199		196
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	9,628		9,277
Total		22,918		22,791

On the basis of the resolution passed by the shareholders’ meeting held on May 15, 2012, the loss for the year 2011 in the financial statements of the Parent, Telecom Italia S.p.A., was covered by utilizing reserves and retained earnings. An amount of 895 million euros was drawn from retained earnings for the payment of extraordinary dividends, as follows:

•

0.043 euros for each ordinary share;

•

0.054 euros for each savings share;

gross of withholdings as established by law.

Future potential changes in share capital

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Note 11
Financial liabilities (non-current and current)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

(millions of euros)		6/30/2012	12/31/2011

Financial payables (medium/long-term):
Bonds		24,298	24,478
Amounts due to banks		6,588	6,687
Other financial payables		837	837
		31,723	32,002
Finance lease liabilities (medium/long-term)		1,239	1,304
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,438	2,513
Non-hedging derivatives		47	40
Other liabilities		1	1
		2,486	2,554
Total Non-current financial liabilities	(a)	35,448	35,860
Financial payables (short-term):
Bonds		3,289	3,895
Amounts due to banks		1,366	1,192
Other financial payables		446	527
		5,101	5,614
Finance lease liabilities (short-term)		236	245
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		204	196
Non-hedging derivatives		20	36
Other liabilities		-	-
		224	232
Total Current financial liabilities	(b)	5,561	6,091
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c)	-	-
Total Financial liabilities (Gross financial debt)	(a+b+c)	41,009	41,951

Bonds are composed as follows:

(millions of euros)	6/30/2012	12/31/2011

Non-current portion	24,298	24,478
Current portion	3,289	3,895
Total carrying amount	27,587	28,373
Fair value adjustment and measurement at amortized cost	(993)	(1,398)
Total nominal repayment amount	26,594	26,975

The nominal repayment amount totals 26,594 million euros, decreasing 381 million euros compared to 26,975 million euros at December 31, 2011 following repayments/new issues in the first half of 2012.

With regard to the repurchase by Telecom Italia S.p.A. in July 2012 of four of its bond issues (maturing March 2013, July 2013, January 2014 and May 2014) for a total nominal amount of 777.3 million euros, at June 30, 2012 the entire amount of bonds, that had not already been included, was reclassified to the current portion of financial liabilities. Further details are provided in the Note “Events subsequent to June 30, 2102”.

The following table lists the bonds issued by companies of the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and by market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 6/30/12 (%)	Market value at 6/30/12 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
Euro	1,000	1,000	3-month Euribor + 0.53%	12/6/05	12/6/12	100	99.415	994
Euro	645	645	6.750%	3/19/09	3/21/13	99.574	102.703	662
Euro	500	500	3-month Euribor + 0.63%	7/19/07	7/19/13	100	98.127	491
Euro	500	500	7.875%	1/22/09	1/22/14	99.728	105.799	529
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	101.456	683
Euro	750	750	4.625%	6/15/12	6/15/15	99.685	99.669	748
Euro	120	120	3-month Euribor + 0.66%	11/23/04	11/23/15	100	87.014	104
GBP	500	619.7	5.625%	6/29/05	12/29/15	99.878	99.374	616
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	99.945	999
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	109.622	932
Euro	400	400	3-month Euribor + 0.79%	7/6/07	7/6/16	100	85.321	341
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(*) 100.185	104.346	1,043
GBP	750	929.6	7.375%	5/26/09	12/15/17	99.608	99.279	923
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	93.236	699
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	99.066	743
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	94.393	1,180
GBP	850	1,053.5	6.375%	6/24/04	6/24/19	98.850	92.543	975
Euro	241	241.3	6-month Euribor (base 365)	1/1/02	1/1/22	100	100	241
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	89.736	1,122
GBP	400	495.8	5.875%	5/19/06	5/19/23	99.622	83.774	415
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	67.744	454
Subtotal		15,448						14,894
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	678	677.9	6.875%	1/24/03	1/24/13	99.332	102.480	695
JPY	20,000	199.7	3.550%	4/22/02	5/14/32	99.250	101.145	202
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	100.156	1,017
Subtotal		1,893						1,914
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	2,000	1,588.6	5.250%	10/29/03	11/15/13	99.742	100.808	1,601
USD	1,000	794.3	6.175%	6/18/09	6/18/14	100	102.337	813
USD	1,250	992.9	4.950%	10/6/04	9/30/14	99.651	99.532	988
USD	1,400	1,112.0	5.250%	9/28/05	10/1/15	99.370	99.330	1,105
USD	1,000	794.3	6.999%	6/4/08	6/4/18	100	101.500	806
USD	1,000	794.3	7.175%	6/18/09	6/18/19	100	99.947	794
USD	1,000	794.3	6.375%	10/29/03	11/15/33	99.558	80.672	641
USD	1,000	794.3	6.000%	10/6/04	9/30/34	99.081	77.254	614
USD	1,000	794.3	7.200%	7/18/06	7/18/36	99.440	85.690	681
USD	1,000	794.3	7.721%	6/4/08	6/4/38	100	87.613	696
Subtotal		9,253						8,739
Total		26,594						25,547

(*)

Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website at the address www.telecomitalia.com.

The following table lists the changes in bonds during the first half of 2012:

New issue

(millions of original currency)	currency	amount	issue date
Telecom Italia S.p.A. 750 million euros 4.625% maturing 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	6/15/2012

Repayments

(millions of original currency)	currency	amount	repayment date
Telecom Italia S.p.A. 1,222.5 million euros 6.250% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros 3-month Euribor +1.30%	Euro	107.7	3/14/2012
Telecom Italia Finance S.A. 790 million euros 7.250% (2)	Euro	790	4/24/2012

(1)

Net of repayments by the company for 27.5 million euros during the year 2011.

(2)

Net of repayments by the company for 210 million euros during the years 2011 and 2012.

Buybacks

(millions of original currency)	currency	amount	buyback period
Telecom Italia Finance S.A. 790 million euros 7.250% maturing April 2012 (*)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875% maturing January 2013	Euro	80.8	January-May 2012

(*)

During 2011, the above bonds had been bought back for a total of 290 million euros (199 million euros on the bonds maturing in April 2012 and 91 million euros on the bonds maturing in January 2013). Therefore the total amount bought back is 382 million euros.

The main components of financial liabilities are commented below.

Medium/long-term amounts due to banks total 6,588 million euros (6,687 million euros at December 31, 2011), decreasing 99 million euros. Short-term amounts due to banks total 1,366 million euros, increasing 174 million euros (1,192 million euros at December 31, 2011). Short-term amounts due to banks include 786 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 837 million euros (837 million euros at December 31, 2011). They include 375 million euros of debt owed to the Ministry of Economic Development contracted by Telecom Italia S.p.A. on the purchase of the user rights for the 800, 1800 and 2600 MHz frequencies due in October 2016, an amount of 201 million euros by Telecom Italia Finance S.A. on the loan for 20,000 million Japanese yen due in 2029 and 249 million euros on the debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A., maturing 2013.

Short-term other financial payables amount to 446 million euros (527 million euros at December 31, 2011) and decreased by 81 million euros partly as a result of the total repayment of the debt linked to the Argentine-regulated preferred shares Nortel Inversora S.A. “Preferred Shares A” (classified as financial debt) which took place in the month of June 2012. They comprise 123 million euros of the current portion of medium/long-term other financial payables, of which 101 million euros refers to the amount owed by Telecom Italia S.p.A. on the purchase of the user rights for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term finance lease liabilities total 1,239 million euros (1,304 million euros at December 31, 2011) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 236 million euros (245 million euros at December 31, 2011).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,438 million euros (2,513 million euros at December 31, 2011). Hedging derivatives relating to items classified as current liabilities of a financial nature total 204 million euros (196 million euros at December 31, 2011). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 47 million euros (40 million euros at December 31, 2011). Non-hedging derivatives relating to items classified as current liabilities of a financial nature stand at 20 million euros (36 million euros at December 31, 2011). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at June 30, 2012

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans ("negative pledges").

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,052 million euros (out of a total of 2,959 million euros at June 30, 2012) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Clause for Inclusion” envisaged on the loan secured on August 5, 2011 for 100 million euros: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The clause in question does not apply to subsidized loans as long as the total remaining amount of principal is less than 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings (BBB and Baa2) did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans “negative pledges” the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary Telecom Italia Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 2,000,000,000 euros) to the same.  Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The amount disbursed is currently 250,000,000 euros;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 200,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract. Specifically:

–

the loan contract signed by Telecom Italia with EIB on August 5, 2011, and the three contracts – covered, respectively, by bank guarantees and guarantees provided by Sace S.p.A. – signed on September 26, 2011, for a total amount of 200 million euros, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any Telecom Italia shareholder which at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries;

–

furthermore, the three September 26, 2011 contracts covered by guarantees envisage the “clause for inclusion” according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more restrictive than those granted to the EIB, then the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The clause in question does not apply to subsidized loans as long as the total remaining amount of principal is less than 500 million euros;

•

Export Credit Agreement (residual nominal amount of about 25 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due;

•

Senior Secured Syndicated Facility (residual nominal amount of 312,464,000 Argentine pesos, equal to about 55 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) and provides for the repayment of the loan in 2016. The loan is guaranteed (a) by two pledges of (i) 15,533,834 Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares as well as (b) by an initially-requested bank guarantee for a total amount of approximately USD 22.8 million (equal to about 18.1 million euros). The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause which requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or lose control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of June 30, 2012, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2012:

(billions of euros)	6/30/2012		12/31/2011
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility - expiring February 2013	1.25	0.25	1.25	0.25
Revolving Credit Facility - expiring August 2014	8.0	2.0	8.0	2.0
Revolving Credit Facility - expiring December 2013	0.2	0.2	0.2	0.2
Total	9.45	2.45	9.45	2.45

Forward Start Facility

Telecom Italia signed a new contract on May 24, 2012 to extend one half of the Revolving Credit Facility (RCF) of 8 billion euros maturing August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into effect in August 2014 (or at a prior date if Telecom Italia early cancels the commitments underlying the current RCF 2014) and will expire in May 2017.

Telecom Italia also has a fully drawn down bilateral stand-by credit line expiring August 3, 2016 for 100 million euros with Banca Regionale Europea.

Gross financial debt by transaction of original currency is the following:

	6/30/2012		12/31/2011
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	12,396	9,846	12,386	9,572
GBP	2,537	3,145	2,532	3,032
BRL	2,459	966	2,624	1,081
JPY	20,797	208	20,809	208
ARS	355	63	740	133
PYG	134,973	23	140,043	24
EURO		26,758		27,901
		41,009		41,951

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	6/30/2012	12/31/2011

Up to 2.5%	6,863	6,517
From 2.5% to 5%	5,162	4,973
From 5% to 7.5%	19,288	20,310
From 7.5% to 10%	5,010	4,921
Over 10%	736	839
Accruals/deferrals, MTM and derivatives	3,950	4,391
	41,009	41,951

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	6/30/2012	12/31/2011

Up to 2.5%	10,784	10,259
From 2.5% to 5%	6,508	5,722
From 5% to 7.5%	15,971	18,502
From 7.5% to 10%	2,836	2,018
Over 10%	960	1,059
Accruals/deferrals, MTM and derivatives	3,950	4,391
	41,009	41,951

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities – nominal repayment amount:

	maturing by 6/30/ of the year:
(millions of euros)	2013	2014	2015	2016	2017	After 2017	Total

Bonds	2,887	3,491	1,743	4,102	1,000	13,371	26,594
Loans and other financial liabilities	822	1,609	2,870	787	1,215	984	8,287
Finance lease liabilities	221	135	142	146	157	659	1,460
Total	3,930	5,235	4,755	5,035	2,372	15,014	36,341
Current financial liabilities	900	-	-	-	-	-	900
Total	4,830	5,235	4,755	5,035	2,372	15,014	37,241

Telecom Italia’s rating

During the first half of 2012, there were no changes in the ratings of Telecom Italia by Standard & Poor’s, Moody’s and Fitch Ratings:

	Rating	Outlook

STANDARD & POOR'S	BBB	Negative
MOODY'S	Baa2	Negative
FITCH RATINGS	BBB	Negative

Note 12
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at June 30, 2012 and December 31, 2011 calculated in accordance with the criteria indicated in the Recommendation of ESMA (European Securities & Markets Authority) - the former CESR (Committee of European Securities Regulators) of February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Interim Management Report.

(millions of euros)		6/30/2012	12/31/2011

Non-current financial liabilities		35,448	35,860
Current financial liabilities		5,561	6,091
Financial liabilities relating to Discontinued operations/Non-current assets held for sale		-	-
Total Gross financial debt	(a)	41,009	41,951
Non-current financial assets (°)
Non-current financial receivables for lease contracts		(139)	(153)
Non-current hedging derivatives		(2,956)	(2,701)
	(b)	(3,095)	(2,854)
Current financial assets
Securities other than investments		(613)	(1,007)
Financial receivables and other current financial assets		(364)	(462)
Cash and cash equivalents		(6,029)	(6,714)
Financial assets relating to Discontinued operations/Non-current assets held for sale		-	-
	(c)	(7,006)	(8,183)
Net financial debt as per Consob communication DEM/6064293/2006	(d=a+b+c)	30,908	30,914
Non-current financial assets (°)
Securities other than investments		(12)	(12)
Other financial receivables and other financial assets		(111)	(83)
	(e)	(123)	(95)
Net financial debt (*)	(f=d+e)	30,785	30,819
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(425)	(405)
Adjusted net financial debt	(f+g)	30,360	30,414

(°)

At June 30, 2012 and at December 31, 2011, "Non-current financial assets" (b+e) amount to 3,218 million euros and 2,949 million euros, respectively.

(*)

As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions ".

Note 13
Financial risk management

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•

market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•

credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•

liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•

guidelines for directing operations defined at a central level;

•

the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•

the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•

the monitoring of the results achieved;

•

the exclusion of the use of derivative financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range of 65% - 75% for the fixed-rate component and 25% - 35%  for the variable-rate component.

In managing market risk, the Group adopted a “Guideline policy for debt management using derivative instruments” and mainly uses the following:

•

Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

the sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the half-year condensed consolidated financial statements at June 30, 2012, assuming that such amounts are representative of the entire period;

•

the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS7;

•

in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, compensate each other almost entirely in the income statement for the period. Therefore, these financial instruments are not exposed to interest rate risk;

•

the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;

•

the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the period; accordingly they are included in this analysis.

Exchange rate risk – Sensitivity analysis

At June 30, 2012 (as at December 31, 2011), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements of each subsidiary was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at June 30, 2012 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 38 million euros (42 million euros at December 31, 2011).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature

(financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Paper and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	6/30/2012			12/31/2011
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	20,974	5,620	26,594	20,156	6,819	26,975
Loans and other financial liabilities	5,577	4,170	9,747	5,789	4,421	10,210
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	26,551	9,790	36,341	25,945	11,240	37,185
Total current financial liabilities (*)	54	846	900	57	813	870
Total	26,605	10,636	37,241	26,002	12,053	38,055

(*)

At June 30, 2012 variable-rate current liabilities include 269 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (276 million euros at December 31, 2011).

Total Financial assets (at the nominal investment amount)

	6/30/2012			12/31/2011
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash and cash equivalents	-	5,417	5,417	-	5,167	5,167
Euro Commercial Paper	-	109	109	-	219	219
Securities	150	977	1,127	125	2,233	2,358
Other receivables	852	368	1,220	777	215	992
Total	1,002	6,871	7,873	902	7,834	8,736

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	6/30/2012		12/31/2011
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	26,482	5.90	26,874	6.00
Loans and other financial liabilities	10,577	3.78	10,686	4.12
Total	37,059	5.30	37,560	5.46

Total Financial assets

	6/30/2012		12/31/2011
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash and cash equivalents	5,417	1.17	5,167	2.52
Euro Commercial Paper	109	0.62	219	1.51
Securities	1,127	6.48	2,358	7.29
Other receivables	329	5.98	389	5.22
Total	6,982	2.24	8,133	4.01

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Exposure to credit risk for the Telecom Italia Group is composed of possible losses which could arise from the failure of either commercial or financial counterparts to fulfill their assumed obligations. Such exposure stems principally from general economic and financial factors, from the possibility that specific bankruptcy situations of some debtor counterparts could occur or from aspects more strictly technical, commercial or administrative.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

The risk associated with the component of trade receivables is managed by instruments of customer analysis and scoring. For certain types of trade receivables, the Group also uses factoring for the sale of receivables that are for the most part without recourse.

Provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•

money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions.

Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there are investments in Euro Commercial Paper (the issuers all have an A- rating by Standard & Poor’s and headquarters in Europe) and bonds featuring a limited level of risk. All investments have been made in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Group in July 2009.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at June 30, 2012, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

13% of gross financial debt at June 30, 2012 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and the interest and exchange rates in place at June 30, 2012. The portions of principal and interest of the hedged liabilities include both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 6/30 of the year:
(millions of euros)		2013	2014	2015	2016	2017	After 2017	Total

Bonds	Principal	2,887	3,491	1,743	4,102	1,000	13,371	26,594
	Interest	1,497	1,371	1,182	1,093	898	7,921	13,962
Loans and other financial liabilities	Principal	822	1,609	2,870	787	1,215	984	8,287
	Interest	274	178	87	42	(1)	(616)	(36)
Finance lease liabilities	Principal	221	135	142	146	157	659	1,460
	Interest	96	88	80	72	62	149	547
Non-current financial liabilities (*)	Principal	3,930	5,235	4,755	5,035	2,372	15,014	36,341
	Interest	1,867	1,637	1,349	1,207	959	7,454	14,473
Current financial liabilities	Principal	900	-	-	-	-	-	900
	Interest	9	-	-	-	-	-	9
Total Financial liabilities	Principal	4,830	5,235	4,755	5,035	2,372	15,014	37,241
	Interest	1,876	1,637	1,349	1,207	959	7,454	14,482

(*)

These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 6/30 of the year:
(millions of euros)	2013	2014	2015	2016	2017	After 2017	Total

Disbursements	889	819	625	560	481	4,299	7,673
Receipts	(915)	(840)	(697)	(631)	(560)	(5,051)	(8,694)
Hedging derivatives – net (receipts) disbursements	(26)	(21)	(72)	(71)	(79)	(752)	(1,021)
Disbursements	13	4	2	-	5	-	24
Receipts	(2)	(23)	-	-	(9)	(1)	(35)
Non-Hedging derivatives – net (receipts) disbursements	11	(19)	2	-	(4)	(1)	(11)
Total net (receipts) disbursements	(15)	(40)	(70)	(71)	(83)	(753)	(1,032)

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Note 14
Derivatives

The following tables present the derivative financial instruments of the Telecom Italia Group at June 30, 2012 and at December 31, 2011, by type:

Type (millions of euros)	Hedged risk	Notional amount at 6/30/2012	Notional amount at 12/31/2011	Spot* Mark to Market (Clean Price) at 6/30/2012	Spot* Mark to Market (Clean Price) at 12/31/2011

Interest rate swaps	Interest rate risk	1,550	3,100	6	9
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	3,179	3,257	303	193
Total Fair Value Hedge Derivatives		4,729	6,357	309	202
Interest rate swaps	Interest rate risk	3,370	3,370	(282)	(307)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,402	10,402	260	56
Commodity Swap and Options	Commodity risk (energy)	45	-	-	-
Forward and FX Options	Currency exchange rate risk	-	1	-	-
Total Cash Flow Hedge Derivatives		13,817	13,773	(22)	(251)
Total Non-Hedge Accounting Derivatives		656	730	11	(22)
Total Telecom Italia Group Derivatives		19,202	20,860	298	(71)

*

Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

Note 15
Employee benefits

Employee benefits increased 10 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)		12/31/2011	Increase/ Present value	Decrease	Exchange differences and other changes	6/30/2012

Provision for employee severance indemnities	(a)	829	17	(13)	-	833
Provision for pension plans		21	1	(1)	-	21
Provision for termination benefit incentives		189	16	(10)	-	195
Total other provisions for employee benefits	(b)	210	17	(11)	-	216
Total	(a+b)	1,039	34	(24)	-	1,049
of which:
non-current portion		850				870
current portion (*)		189				179

(*)

The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to Italian companies and increased in total by 4 million euros. The reduction of 13 million euros refers to indemnities paid to employees who terminated employment or for advances.

The change of 17 million euros is the sum of the following:

(millions of euros)	1st Half 2012	1st Half 2011

Current service cost (*)	–	–
Finance expenses	21	21
Net actuarial (gains) losses recognized during the period	(4)	(42)
Total	17	(21)
Effective return on plan assets	there are no assets servicing the plan

(*)

Following the social security reform in 2007, the quotas intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees equal to 0.2 million euros in the first half of 2012  (basically unchanged compared to the first half of 2011.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives increased in total by 6 million euros. Specifically, the utilization during the period of the provision for mobility under Law 223/91 by the Parent, Telecom Italia, Telecom Italia Sparkle, Olivetti and Olivetti I-Jet was offset by expenses of 16 million euros for the provision charges following the agreements signed with the unions of Olivetti I-Jet and its subsidiary Olivetti Engineering S.A. with the aim of managing redundant staff of the company that was put into a wind-up.

Note 16
Provisions

Provisions decreased 13 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)	12/31/2011	Increase	Taken to income	Used directly	Exchange differences and other changes	6/30/2012

Provision for taxation and tax risks	149	8	-	(7)	(3)	147
Provision for restoration costs	455	10	-	(3)	(3)	459
Provision for legal disputes	339	67	(1)	(60)	(15)	330
Provision for commercial risks	63	4	-	(4)	-	63
Provision for risks and charges on investments and corporate-related transactions	116	-	-	(7)	1	110
Other provisions	128	3	(1)	(2)	-	128
Total	1,250	92	(2)	(83)	(20)	1,237
of which:
non-current portion	831					843
current portion	419					394

Provision for taxation and tax risks is basically unchanged compared to the end of the previous period.

Provision for restoration costs refers to the provision for the estimated cost to dismantle tangible assets and restore the sites used by Telecom Italia S.p.A., the companies of the Brazil Business Unit and the companies of the Argentina Business Unit. The amount is more or less in line with that at the end of the corresponding period of the prior year.

Provision for legal disputes includes the provision charge for litigation with employees, social security entities and third parties and shows a reduction of 9 million euros compared to December 31, 2011.

Provision for risks and charges on investments and corporate-related transactions shows a reduction of 6 million euros following the utilizations by the companies Telecom Italia Deutschland Holding Gmbh and Telecom Italia S.p.A.

Note 17
Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 1,200 million euros compared to December 31, 2011 and are composed of the following:

(millions of euros)		6/30/2012	12/31/2011

Payables on construction work	(a)	32	31
Trade payables:
Payables to suppliers		4,029	4,929
Payables to other telecommunication operators		902	1,335
	(b)	4,931	6,264
Tax payables	(c)	1,116	773
Miscellaneous payables and other current liabilities:
Payables for employee compensation		519	520
Payables to social security agencies		173	230
Trade and miscellaneous deferred income		925	909
Advances received		17	19
Customer-related items		1,055	1,081
Payables for TLC operating fee		44	70
Dividends approved, but not yet paid to shareholders		23	60
Other current liabilities		376	419
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		179	189
Provisions for risks and charges for the current portion expected to be settled within 1 year		394	419
	(d)	3,705	3,916
Total	(a+b+c+d)	9,784	10,984

Trade payables (all due within 1 year) amounting to 4,931 million euros (6,264 million euros at December 31, 2011) mainly refer to Telecom Italia S.p.A. (2,541 million euros), the companies in the Brazil Business Unit (1,148 million euros) and the Argentina Business Unit (597 million euros). The reduction from December 31, 2011 (1,333 million euros) is attributable to the settlement of some disputes with another operator, with the closing of some credit and debit positions as full and final settlement, and also to the seasonal change in disbursements relating to expenses recorded in the last quarter of 2011 which were largely paid in the first months of the following year on the basis of the normal payment terms established by contract.

Tax payables specifically refer to VAT payable of Telecom Italia S.p.A. (672 million euros), the government concession tax of Telecom Italia S.p.A. (81 million euros), other tax payables of the Brazil Business Unit (220 million euros) and the Argentina Business Unit (80 million euros).

Note 18
Contingent liabilities, other information, commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at June 30, 2012 are described below. The Telecom Italia Group has posted liabilities totalling 190 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal action

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2011 Annual Report:

•

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

•

National tax disputes

•

Investigation by the Public Prosecutor’s Office of Monza

•

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called Telecom Italia Security Affair.

International tax and regulatory disputes

On March 22, 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million Reais (approximately 550 million euros) as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows:

•

non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A..

•

non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defence on April 20, 2011.

On April 20, 2012 Tim Celular was served notice of the decision of the lower administrative court which confirmed the claims included in the assessment notice; against this decision, Tim Celular has promptly appealed on May 21, 2012.

The Management, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

Again with regard  to Tim Participações' subsidiary Brazilian companies, other cases of tax disputes are present including for significant amounts  but with a risk of  losing  deemed improbable (for the aforementioned  companies), on the basis of the legal opinions issued to the companies. The most relevant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation  and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning  indirect taxation,  several disputes regarding lowering the tax base on the basis of discounts granted to customers may be noted;  the regulatory authority however alleges that the company did not pay sufficient  contributions to the FUST/FUNTTEL funds.

─ ● ─

It should be noted that for some disputes, described below, on the basis of the information available at the closing date of the financial statements  and with particular reference to  the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical - trial nature, it was not possible to  make a reliable estimate of the size and/or times of the payments due, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2011 Annual Report:

•

Dispute relative  to "Adjustments on license fees" for the years 1994-1998

•

FASTWEB

•

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

•

WIND

•

EUTELIA and VOICEPLUS

•

TELEUNIT

•

Gruppo Elitel Telecom S.p.A.

•

Dispute concerning the license fees for 1998

Antitrust Case A426

With reference to the investigation for abuse of the dominant position started by the Italian Antitrust Authority (AGCM) in May 2010, following a complaint filed by Fastweb (alleging that Telecom Italia acted so as to exclude its competitors in the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity), note that on June 19, 2012 AGCM approved the undertakings proposed by Telecom Italia in order to remove all of the concerns advanced in the decision to open the investigation.

The investigation was thereby formally closed without assessing any infringement and the proposed undertakings became mandatory for the Company.

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. Firstly, according to Wind, Telecom Italia allegedly hindered or delayed the activation of access services, by means of unjustified and spurious refusals. Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could allegedly not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more fiercely.

In any case, with reference to one of the offers complained of (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011, AGCom closed its investigation after verifying that the economic terms of Telecom Italia’s offer with regard to traffic services could be matched by its competitors.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns advanced in the AGCM decision to open the investigation.  AGCM initially published the proposal on its website (in August 2011) and invited comments from interested third parties, and then rejected it by decision served in March 2012. The Company appealed the rejection decision  before the Administrative Court (TAR) for Lazio.

In the meantime, the investigation continues, and is scheduled to end on September 30, 2012. As things stand, it is not possible to opine about the outcome of the proceedings.

VODAFONE

In July 2006 Vodafone brought a case for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) before the Milan

Appeal Court. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor. Telecom Italia filed an appearance, fully contesting the claims of the other party.

In a judgement on 2 November 2011, the Appeal Court declared that it was not competent in this matter and referred the case to the Civil Court. The deadline for the resumption of the proceedings before the Court passed without resumption, and this resulted in the termination of the proceedings.

H3G

As part of a broader agreement with H3G, the following civil disputes were settled by mediation – without additional costs other than those for which provision had already been made:

•

a case brought by H3G for compensation for damages for around 122 million euros alleging presumed discriminatory behaviour and unfair competition by Telecom Italia in relation to fixed-mobile termination in the period 2008/2010;

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied by H3G in the period between September 2005 and February 2008 which were higher than those applied to other operators;

•

a case brought by H3G for compensation for damages for around 120 million euros alleging discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers;

•

an appeal by Telecom Italia before the Rome Appeal Court against the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007;

•

a case brought by H3G claiming compensation for damages for around 60 million euros consequent to alleged violation of the mobile customer portability procedures;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs to be borne by H3G for the repricing (July 2010 to February 2011) of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor’s Office of Forlì

In June 2012 the Company was notified of a search warrant issued by the Public Prosecutor’s Office of Forlì, as part of a proceeding in which one employee and two former employees of the Company were under investigation. The alleged crimes were conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions”, in reference to an alleged system of carousel fraud carried out in 2007-2009 by the aforementioned three Telecom Italia employees with the participation of employees of Italian and San Marino companies, relating to the sale of mobile telephony handsets and accessories between different companies operating in Italy and San Marino.

The investigations concern the irregular sales of handsets to San Marino, which Telecom Italia had already brought to the attention of the Judiciary in December 2008. The same phenomenon was subject to audit and the so-called Greenfield Project, the results of which were then made available to the investigating Judicial Authority of Bologna which, initially, was in charge of the investigations. In this regard, note that, as a result of what emerged from the Greenfield Project, the Company took steps to independently regularise some invoices issued to the aforementioned San Marino companies and for which the fiscal obligations laid down had not been fully discharged. The documentation relating to this spontaneous regularisation activity was also sent to the Public Prosecutor's Office of Bologna which, in 2011, ordered the case to be dismissed.

Telecom Italia has therefore now provided the Public Prosecutor's Office of Forlì with all the material already handed over to the Public Prosecutor's Office of Bologna. The investigation is currently in progress and, at the moment, the company has not been notified of anything; therefore it is not possible to opine about the outcome of the proceedings.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment by Poste of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgement of the Supreme Court considering amendment of the above judgement was still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid title empowering to levy execution of the judgement. Accepting this argument, the Rome Court suspended execution.

With regard to the aforementioned proceedings in the Supreme Court, a sentence was recently delivered by the Supreme Court which upheld the appeal lodged by Telecom Italia and quashed and remanded the decision of the Appeal Court that was used as the basis of Poste’s writ of execution. The Company will consider this in the context of the current enforcement proceedings.

Greece - DELAN

During 2009, the company Carothers Ltd., acting as successor of Delan Cellular Services SA (“Delan”), started judicial proceedings for the compensation of damages, both precautionary and on the merits, against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005) before the Greek courts. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the subsidiary.

In April 2012 the Judge of First Instance declared the lack of jurisdiction on Telecom Italia International (whose contractual indemnification obligation is governed by the law of New York and is subject to arbitration), while condemned  Wind Hellas to payment of damages to Carothers  for an overall amount  of approximately 85 million euros (including costs and accrued interests). The judgement has been entirely appealed  by Wind Hellas.

Subsequently, Wind Hellas served Telecom Italia International with a request for an international arbitration, seeking for a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings in Greece. Telecom Italia International will file its defences challenging entirely the claimant’s allegations.

Germany – Telefónica arbitration

On February 23, 2012, Telecom Italia and Telecom Italia Deutschland Holding GmbH (“TIDE”)  entered into a settlement with Telefónica Germany, aimed at preventing a potential litigation related to compensation claims proposed by Telefónica in connection with the share purchase agreement for the sale of the holding in HanseNet, signed by the Group in 2009, as well as resolving the arbitration started in 2011 by Telefónica against Telecom Italia and TIDE.

Based on this agreement, Telecom Italia regained full and free ownership of a capital sum of approximately 40 million euros, while a sum of approximately 4.5 million euros was paid to Telefónica and approximately 16 million euros remain in escrow to cover certain specific future contingent liabilities. In such framework Telefónica has withdrawn the aforementioned request for arbitration. Subsequently, the Arbitration Panel ordered the formal closure of the proceedings.

Brazil - Opportunity Arbitration

In late  May 2012, Telecom Italia and Telecom Italia International N.V were served with an arbitration brought by Opportunity Group, claiming restoration of damages allegedly suffered as a consequence of the breach of a certain settlement agreement executed  in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of the well known criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia.

Currently, the request for arbitration does not provide any specific indication of the damages claimed or evidences to support the demand. The Telecom Italia Group’s entry of appearance will be based on solid grounds.

Mobile telephony - criminal proceedings

With reference to the phenomenon of the prepaid SIM cards activated in 2005-2008 and not correctly associated with a customer identity document, recovery activities were completed on June 30, 2012 through the regularisation or termination of the remaining cards still in existence on that date. It should be noted that, at the start of the recovery activities, around 5.5 million SIM cards were not correctly associated with an identity document.

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which shows that the Company is being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree 231/2001 for the crimes of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen Telecom Italia employees of the so-called “ethnic channel” of Telecom Italia, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia. As the injured party damaged by such conduct, the Company had brought two legal actions in 2008 and 2009, and had proceeded to suspend the employees involved in the criminal proceedings. It has also filed an initial statement of defence, together with a technical report by its own specialist, requesting that the proceedings against Telecom Italia be dismissed, and that charges of aggravated fraud against the Company be brought against the other defendants. As things stand, the prosecuting Public Prosecutor's Office has still not made any decisions following the remarks by the Company's defence.

There is also a pending criminal proceeding against a former Director and two former managers for the offence of “Preventing the public supervisory authorities from performing their functions” relative, in the statement of charges, to the communication to AGCOM of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards refilled with 0.01 euros, and the activation of 1,042,447 SIM cards deemed irregular and not refilled in the twelve months after activation.

This proceeding initially also concerned the Company, pursuant to Legislative Decree 231/01. The latter however, following the application for committal for trial, during the preliminary hearing formulated a plea bargaining motion and at the same time a motion for the declaration of the statute of limitations for the acts committed up until May 31, 2007, and was admitted to the trial as a civil party against the three physical defendants.

During the hearing of July 10, 2012 the Preliminary Hearing Judge declared the statute of limitations, for the Company only, for the actions committed up until May 31, 2007; approved the plea bargaining motion of Telecom Italia and ordered it to pay a fine of 600 thousand euros, acknowledging that as from 2008 it adopted an organizational model suitable to prevent the commission of acts similar to those committed; ordered the committal for trial of the three former managers charged.

TELETU

In a writ issued in February 2012, Telecom Italia has issued proceedings against the operator Teletu claiming compensation for alleged damages suffered due to unlawful refusals concerning the reactivation with Telecom Italia of Teletu's customers. The claim was quantified as approximately 93 million euros.

b) Commitments and guarantees

Guarantees for 18 million euros, net of back-to-back guarantees received, mostly refer to those provided by Telecom Italia on behalf of associates (5 million euros) and other third parties for medium/long-term financial transactions.

Guarantees for 4,464 million euros were provided by third parties for the Group companies’ obligations to guarantee loans received (2,244 million euros) and performance under outstanding contracts (2,220 million euros).

Among the guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 456 million euros (for the request to pay back the total amount owed over a period of 5 years).

Details of the main guarantees received for EIB financing at June 30, 2012 are as follows:

Issuer

(millions of euros)	Amount(1)

BBVA - Banco Bilbao Vizcaya Argentaria	687
Intesa SanPaolo	471
Sumitomo	109
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	139
Barclays Bank	75
CARIGE	92
SACE	105
Citibank	28

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno Projects.

There are also surety bonds on the 3G service in Brazil for 81 million euros.

c) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian Development Bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 709 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

The loan granted by BBVA Banco Francés to Tierra Argentea S.A. (a wholly-owned Argentine subsidiary of the Telecom Italia Group) is secured by two pledges, respectively, of 15,533,834 Telecom Argentina S.A. shares and 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares. The covenants on the loan are described in the Note “Financial liabilities (non-current and current)”.

Note 19
Finance income and Finance expenses

Finance income

Finance income decreased 413 million euros compared to the first half of 2011 and is composed as follows:

(millions of euros)		1st Half 2012	1st Half 2011

Interest income and other finance income:
Income from financial receivables, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Current assets		20	29
Income other than the above:
Interest income		113	95
Foreign exchange gains		298	545
Income from fair value hedge derivatives		100	174
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		404	289
Income from non-hedging derivatives		11	12
Miscellaneous finance income		67	19
	(a)	1,013	1,163
Positive fair value adjustments to:
Fair value hedge derivatives		131	93
Underlying financial assets and liabilities of fair value hedges		14	398
Non-hedging derivatives		114	31
	(b)	259	522
Reversal of impairment loss on financial assets other than investments	(c)	-	-
Total	(a+b+c)	1,272	1,685

Finance expenses

Finance expenses decreased 477 million euros compared to the first half of 2011 and are composed as follows:

(millions of euros)		1st Half 2012	1st Half 2011

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		740	757
Interest expenses to banks		129	105
Interest expenses to others		114	99
		983	961
Commissions		35	25
Foreign exchange losses		355	543
Charges from fair value hedge derivatives		56	106
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		438	365
Charges from non-hedging derivatives		29	32
Miscellaneous finance expenses		97	107
	(a)	1,993	2,139
Negative fair value adjustments to:
Fair value hedge derivatives		29	405
Underlying financial assets and liabilities of fair value hedge derivatives		88	77
Non-hedging derivatives		79	45
	(b)	196	527
Impairment losses on financial assets other than investments	(c)	-	-
Total	(a+b+c)	2,189	2,666

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		1st Half 2012	1st Half 2011

Foreign exchange gains		298	545
Foreign exchange losses		(355)	(543)
Net exchange gains and losses		(57)	2

Income from fair value hedge derivatives		100	174
Charges from fair value hedge derivatives		(56)	(106)
Net result from fair value hedge derivatives	(a)	44	68
Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		404	289
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		(438)	(365)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(b)	(34)	(76)
Income from non-hedging derivatives		11	12
Charges from non-hedging derivatives		(29)	(32)
Net result from non-hedging derivatives	(c)	(18)	(20)
Net result from derivatives	(a+b+c)	(8)	(28)

Positive fair value adjustments to fair value hedge derivatives		131	93
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(88)	(77)
Net fair value adjustments	(d)	43	16
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		14	398
Negative fair value adjustments to fair value hedge derivatives		(29)	(405)
Net fair value adjustments	(e)	(15)	(7)
Net fair value adjustments to fair value hedge derivatives and underlyings	(d+e)	28	9

Positive fair value adjustments to non-hedging derivatives	(f)	114	31
Negative fair value adjustments to non-hedging derivatives	(g)	(79)	(45)
Net fair value adjustments to non-hedging derivatives	(f+g)	35	(14)

Note 20
Profit (loss) for the period

Profit (loss) for the period increased 3,281 million euros compared to the first half of 2011 and can be analyzed as follows:

(millions of euros)	1st Half 2012	1st Half 2011

Profit (loss) for the period	1,460	(1,821)
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	1,245	(2,031)
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	(11)
Profit (loss) for the period attributable to owners of the Parent	1,245	(2,042)
Non-controlling interests:
Profit (loss) from continuing operations	215	221
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) for the period attributable to Non-controlling interests	215	221

Note 21
Earnings per share

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees who satisfied, at June 30, 2012, the market and non-market performance conditions. In the first half of 2012, the additional dividends to which the savings shareholders were conventionally entitled (at an unvarying amount of 0.011 euros per share) were allocated entirely to the profit from continuing operations.

		1st Half 2012	1st Half 2011

Basic and diluted earnings per share
Profit (loss) for the period attributable to owners of the Parent		1,245	(2,042)
Less: additional dividends for the savings shares (0.011 euros per share)		(66)	-
	(millions of euros)	1,179	(2,042)
Average number of ordinary and savings shares	(millions)	19,294	19,284
Basic and diluted earnings per share – Ordinary shares		0.06	(0.11)
Plus: additional dividends per savings share		0.01	-
Basic and diluted earnings per share – Savings shares	(euros)	0.07	(0.11)
Basic and diluted earnings per share from Continuing operations
Profit (loss) from continuing operations		1,245	(2,031)
Less: additional dividends for the savings shares		(66)	-
(millions of euros)		1,179	(2,031)
Average number of ordinary and savings shares	(millions)	19,294	19,284
Basic and diluted earnings per share from Continuing operations — Ordinary shares		0.06	(0.11)
Plus: additional dividends per savings share		0.01	-
Basic and diluted earnings per share from Continuing operations — Savings shares	(euros)	0.07	(0.11)
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/ Non-current assets held for sale	(millions of euros)	-	(11)
Average number of ordinary and savings shares	(millions)	19,294	19,284
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - Ordinary shares	(euros)	-	-
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - Savings shares	(euros)	-	-

	1st Half 2012	1st Half 2011

Average number of ordinary shares (*)	13,267,508,877	13,257,839,636
Average number of savings shares	6,026,120,661	6,026,120,661
Total	19,293,629,538	19,283,960,297

(*)

The number only takes into account the potential ordinary shares relating to the equity compensation plans of the employees who satisfied the market and non-market performance conditions.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at June 30, 2012:

	Number of maximum shares issuable	Par value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.d.	n.d.
“Long Term Incentive Plan 2010-2015” (capital increase in cash) (*)	n.d.	4,118	n.d.	n.d.
“Long Term Incentive Plan 2010-2015” (bonus capital increase) (**)	n.d.	4,118	-	-
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management) (°)	n.d.	4,656	n.d.	n.d.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management) (°°)	n.d.	4,656	-	-
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management) (°°°)	n.d.	3,099	-	-
“Long Term Incentive Plan 2012” (capital increase in cash for Selected Management) (+)	n.d.	4,791	n.d.	n.d.
“Long Term Incentive Plan 2012” (bonus capital increase for Selected Management) (++)	n.d.	4,791	-	-
“Long Term Incentive Plan 2012” (bonus capital increase for Top Management) (+++)	n.d.	3,581	-	-
Total additional capital increases not yet approved (ordinary shares)		913,810

(*)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,118,175 euros, with the subscription price to be determined by the board of directors.

(**)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,118,175 euros.

(°)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,656,300 euros, with the subscription price to be determined by the board of directors.

(°°)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,656,300 euros.

(°°°)

A number of ordinary shares may be issued as a bonus grant for a maximum amount equal to 3,098,625 euros, with the share value to be determined by the board of directors.

(+)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,790,925 euros, with the subscription price to be determined by the board of directors.

(++)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,790,925 euros.

(+++)

A number of ordinary shares may be issued as a bonus grant for a maximum amount equal to 3,580,500 euros, with the  share value to be determined by the board of directors.

With regard to additional capital increases not yet approved, the changes during the first half of 2102 refer to the shareholders’ meeting held on May 15, 2012 which granted the directors the right for five years from May 15, 2012 to increase share capital to service the “Long Term Incentive Plan 2012”, approved by the same shareholders’ meeting, as follows:

•

in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,500,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who in due time will be identified by the board of directors of the Company, and, therefore, subsequently for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2012”;

•

for a maximum amount of 4,000,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who have been identified by the board of directors of the Company, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2012”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2012” and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On June 28, 2012, the board of directors, by the power granted to it by the special shareholders’ meeting held on May 15, 2012, approved the start of the “Long Term Incentive Plan 2012” and conferred mandates for its implementation, defining the regulation and contractual documentation, identifying the Plan beneficiaries and establishing the total maximum amount of the capital increases for the Selected Management (4,790,925 euros for the capital increase in cash and 4,790,925 euros for the bonus capital increase) and for Top Management (3,580,500 euros for the bonus capital increase).

Further details are provided in the Note “Equity compensation plans”.

Note 22
Segment reporting

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•

Domestic

•

Brazil

•

Argentina

•

Media

•

Olivetti

•

Other Operations

Starting from the first half of 2012, the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits); therefore, the comparative figures of the single operating segments have been restated on a consistent basis. Further details are provided in the Note “Accounting policies” to the half-year condensed consolidated financial statements at June 30, 2012. It should also be noted that in the first half of 2012, the company Matrix was moved to Other Operations and hence is no longer part of the Domestic Business Unit. The periods under comparison have been restated accordingly.

Separate Consolidated Income Statements By Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media	Olivetti			Other Operations		Adjustments and eliminations		Consolidated Total
	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011
Third-party revenues	8,998	9,280	3,720	3,489	1,821	1,509	117	108	109	123	28	34	-	-	14,793	14,543
Infragroup revenues	50	55	13	10	2	2	2	10	21	38	13	30	(101)	(145)	-	-
Revenues by operating segment	9,048	9,335	3,733	3,499	1,823	1,511	119	118	130	161	41	64	(101)	(145)	14,793	14,543
Other income	92	84	3	9	2	3	4	4	8	8	1	1	(2)	(1)	108	108
Total operating revenues and other income	9,140	9,419	3,736	3,508	1,825	1,514	123	122	138	169	42	65	(103)	(146)	14,901	14,651
Acquisition of goods and services	(3,236)	(3,305)	(2,255)	(2,150)	(839)	(617)	(104)	(81)	(124)	(166)	(34)	(48)	92	135	(6,500)	(6,232)
Employee benefits expenses	(1,472)	(1,535)	(177)	(161)	(267)	(208)	(33)	(30)	(43)	(36)	(14)	(17)	-	1	(2,006)	(1,986)
of which: provisions charges for employee severance indemnities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating expenses	(301)	(338)	(373)	(337)	(197)	(157)	(3)	(3)	(3)	(3)	(21)	(9)	1	4	(897)	(843)
of which: writedowns and expenses in connection with credit management and provisions charges	(187)	(220)	(84)	(77)	(32)	(20)	(1)	(1)	(3)	(2)	(20)	(7)	1	3	(326)	(324)
Changes in inventories	22	44	17	52	28	(26)	1	1	(6)	11	-	-	-	(1)	62	81
Internally generated assets	253	242	39	36	-	-	-	-	-	-	-	-	7	7	299	285
EBITDA	4,406	4,527	987	948	550	506	(16)	9	(38)	(25)	(27)	(9)	(3)	-	5,859	5,956
Depreciation and amortization	(1,818)	(2,037)	(520)	(507)	(295)	(251)	(30)	(29)	(3)	(2)	(9)	(10)	5	2	(2,670)	(2,834)
Gains (losses) on disposals of non-current assets	17	(5)	(1)	(1)	-	2	-	-	-	-	-	-	-	1	16	(3)
Impairment reversals (losses) on non-current assets	-	(3,182)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,182)
EBIT	2,605	(697)	466	440	255	257	(46)	(20)	(41)	(27)	(36)	(19)	2	3	3,205	(63)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(4)	(1)	-	-	-	-	-	-	-	-	-	(11)	-	-	(4)	(12)
Other income (expenses) from investments															-	15
Finance income															1,272	1,685
Finance expenses															(2,189)	(2,666)
Profit (loss) before tax from continuing operations															2,284	(1,041)
Income tax expense															(824)	(769)
Profit (loss) from continuing operations															1,460	(1,810)
Profit (loss) from Discontinued operations/ Non-current assets held for sale															-	(11)
Profit (loss) for the period															1,460	(1,821)
Attributable to:
• Owners of the Parent															1,245	(2,042)
• Non-controlling interests															215	221

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total

	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1stHalf 2011	1st Half 2012	1st Half 2011
Revenues from product sales - third party	333	364	421	348	163	127	-	-	108	123	-	-	-	-	1,025	962
Revenues from product sales - infragroup	1	-	-	-	-	-	-	-	17	19	-	-	(18)	(19)	-	-
Total revenues from product sales	334	364	421	348	163	127	-	-	125	142	-	-	(18)	(19)	1,025	962
Revenues from services - third party	8,657	8,913	3,299	3,141	1,658	1,382	117	108	1	-	28	34	-	-	13,760	13,578
Revenues from services - infragroup	49	55	13	10	2	2	2	10	4	19	13	30	(83)	(126)	-	-
Total revenues from services	8,706	8,968	3,312	3,151	1,660	1,384	119	118	5	19	41	64	(83)	(126)	13,760	13,578
Revenues on construction contracts - third party	8	3	-	-	-	-	-	-	-	-	-	-	-	-	8	3
Total revenues on construction contracts	8	3	-	-	-	-	-	-	-	-	-	-	-	-	8	3
Total third-party revenues	8,998	9,280	3,720	3,489	1,821	1,509	117	108	109	123	28	34	-	-	14,793	14,543
Total infragroup revenues	50	55	13	10	2	2	2	10	21	38	13	30	(101)	(145)	-	-
Total revenues by operating segment	9,048	9,335	3,733	3,499	1,823	1,511	119	118	130	161	41	64	(101)	(145)	14,793	14,543

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total

	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011
Purchase of intangible assets	565	541	255	226	75	57	16	23	-	1	6	5	-	-	917	853
Purchase of tangible assets	768	811	407	218	161	148	14	3	1	2	1	2	-	-	1,352	1,184
Total capital expenditures	1,333	1,352	662	444	236	205	30	26	1	3	7	7	-	-	2,269	2,037

Headcount by Operating Segment

(number)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated Total

	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Headcount	55,278	55,047	10,922	10,539	16,785	16,350	792	765	807	1,075	305	378	84,889	84,154

Assets and Liabilities by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total

	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011	6/30/2012	12/31/2011
Non-current operating assets	51,144	51,538	6,774	6,850	3,691	3,791	405	405	26	29	72	100	(76)	(80)	62,036	62,633
Current operating assets	5,190	5,455	2,172	1,924	569	524	123	100	218	231	125	158	(125)	(175)	8,272	8,217
Total operating assets	56,334	56,993	8,946	8,774	4,260	4,315	528	505	244	260	197	258	(201)	(255)	70,308	70,850
Investments accounted for using the equity method	47	26	-	-	-	-	-	-	-	-	20	21	-	-	67	47
Discontinued operations /Non-current assets held for sale															-	-
Unallocated assets															11,305	12,962
Total Assets															81,680	83,859
Total operating liabilities	9,179	9,892	2,046	2,475	1,110	1,123	166	175	171	192	101	127	(199)	(252)	12,574	13,732
Liabilities directly associated with Discontinued operations /Non-current assets held for sale															-	-
Unallocated liabilities															42,278	43,432
Equity															26,828	26,695
Total Equity and Liabilities															81,680	83,859

b) Reporting by geographical area

		Revenues				Non-current operating assets
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations

(millions of euros)		1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	6/30/2012	12/31/2011
Italy	(a)	9,094	9,411	8,504	8,804	51,174	51,560
Outside Italy	(b)	5,699	5,132	6,289	5,739	10,862	11,073
Total	(a+b)	14,793	14,543	14,793	14,543	62,036	62,633

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Note 23
Related party transactions

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

In accordance with art. 5, paragraph 8 of Consob Regulation 17221/2010 concerning “related party transactions” and the subsequent Consob Resolution 17389/2010, it is noted that no significant transactions were entered into in the first half of 2012 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group for the first half of 2012.

During the first half of 2012, moreover, the board of directors of Telecom Italia S.p.A. approved the activation of a revolving credit facility with the company Telecom Italia Finance S.A. (a wholly-owned subsidiary), for an amount of 3 billion euros. This transaction is regulated at market conditions.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2011 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group for the first half of 2012.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. Furthermore, the transactions were subject to an internal procedure which defines procedures and timing for verification and monitoring. The procedure can be consulted on the Company’s website at the following address: www.telecomitalia.com., section Governance channel governance system.

The effects on the individual line items of the separate consolidated income statements of the Group for the first half of 2012 and 2011 are as follows:

Separate Consolidated Income Statement Line Items 1st Half 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	14,793	22	1	485			508		508	3.4
Acquisition of goods and services	6,500	5	10	328			343		343	5.3
Employee benefits expenses	2,006			2	41	10	53		53	2.6
Finance income	1,272			26			26		26	2.0
Finance expenses	2,189	10		29			39		39	1.8

(*)

Other related parties through directors, statutory auditors and key managers.

Separate Consolidated Income Statement Line Items 1st Half 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	14,543	43	1	486			530		530	3.6
Acquisition of goods and services	6,232	11	23	322			356		356	5.7
Employee benefits expenses	1,986			2	46	7	55		55	2.8
Finance income	1,685			40			40		40	2.4
Finance expenses	2,666	12		48			60		60	2.3

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of financial position of the Group at June 30, 2012 and at December 31, 2011 are as follows:

Consolidated Statement Of Financial Position Line Items At 6/30/2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(3,218)	(1)		(309)			(310)		(310)	9.6
Securities other than investments (current assets)	(613)			(4)			(4)		(4)	0.7
Financial receivables and other current financial assets	(364)			(17)			(17)		(17)	4.7
Cash and cash equivalents	(6,029)			(208)			(208)		(208)	3.4
Current financial assets	(7,006)			(229)			(229)		(229)	3.3
Non-current financial liabilities	35,448	137		421			558		558	1.6
Current financial liabilities	5,561	121		81			202		202	3.6
Total net financial debt	30,785	257		(36)			221		221	0.7
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,768	23	1	231			255		255	3.3
Miscellaneous payables and other non-current liabilities	1,128			3			3		3	0.3
Trade and miscellaneous payables and other current liabilities	9,784	12	27	184	27		250		250	2.6

(*)

Other related parties through directors, statutory auditors and key managers.

Consolidated Statement Of Financial Position Line Items At 12/31/2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Non-current financial assets	(2,949)			(269)			(269)		(269)	9.1
Securities other than investments (current assets)	(1,007)			(8)			(8)		(8)	0.8
Financial receivables and other current financial assets	(462)			(28)			(28)		(28)	6.1
Cash and cash equivalents	(6,714)			(278)			(278)		(278)	4.1
Current financial assets	(8,183)			(314)			(314)		(314)	3.8
Non-current financial liabilities	35,860	151		332			483		483	1.3
Current financial liabilities	6,091	134		58			192		192	3.2
Total net financial debt	30,819	285		(193)			92		92	0.3
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	7,770	36	1	220			257		257	3.3
Miscellaneous payables and other non-current liabilities	1,156			3			3		3	0.3
Trade and miscellaneous payables and other current liabilities	10,984	10	45	167	30		252		252	2.3

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the first half of 2012 and 2011 are as follows:

Consolidated Statement Of Cash Flows Line Items 1st Half 2012

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	2,269		60	1			61		61	2.7
Dividends paid	1,027			139			139		139	13.5

(*)

Other related parties through directors, statutory auditors and key managers.

Consolidated Statement Of Cash Flows Line Items  1st  Half 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	2,037	1	89				90		90	4.4
Dividends paid	1,325			191	1		192		192	14.5

(*)

Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

On May 18, 2012, Telecom Italia S.p.A. acquired a 41.1% stake in the company Trentino NGN S.r.l. following the Parent’s conferral of a 20-year user right to the available space on its passive infrastructures (cable ducts and poles) existing throughout the entire Autonomous Province of Trento.

On January 31, 2011, Telecom Italia International N.V. finalized the sale of the entire 27% investment held in the Cuban operator EtecSA.

The most significant amounts are summarized as follows:

Separate Consolidated Income Statement Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Revenues
NordCom S.p.A.	1		Telephone services, data network connections and applications software and call center services
Teleleasing S.p.A. (in liquidation)	20	42	Sale of equipment
Other minor companies	1	1
Total revenues	22	43
Acquisition of goods and services
ETECSA		5	International telecommunications services and roaming
Movenda S.p.A.	1		Supply of SIM cards and related adapters, software analysis and development
NordCom S.p.A.	1	1

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Teleleasing S.p.A. (in liquidation)	1	2	Purchase of goods sold under leasing arrangements with Telecom Italia customers
TM News S.p.A.	2	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies		1
Total acquisition of goods and services	5	11
Finance expenses	10	12	Interest expenses for finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Consolidated Statement Of Financial Position Line Items

(millions of euros)	6/30/2012	12/31/2011	Type of contract

Net financial debt
Non-current financial assets	1		Shareholder loan to Aree Urbane S.r.l. (in liquidation)
Non-current financial liabilities	137	151	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)
Current financial liabilities	121	134	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
NordCom S.p.A.	1	1	Supply of data network connections and applications software
Teleleasing S.p.A. (in liquidation)	12	33	Sale of equipment
TM News S.p.A.	1	1	Property leases and telecommunications services
Trentino NGN S.r.l.	8		Sundry receivables
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	23	36
Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.	2	2	Supply of adapters for SIM cards, software analysis and development
Nord.Com S.p.A.	1	1

Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Teleleasing S.p.A. (in liquidation)	6	5	Purchase of goods sold under leasing arrangements with Telecom Italia customers
TM News S.p.A.	2	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	12	10

Consolidated Statement Of Cash Flows Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Purchase of intangible and tangible assets on an accrual basis		1	Acquisition from other minor companies

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

Separate Consolidated Income Statement Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Revenues	1	1	Supply of goods and services, sale of products to the Itatel group
Acquisition of goods and services	10	23

Hardware revision services, software development, maintenance and assistance contracts, platform updates, supply and management of customized offerings and supply and maintenance of switching equipment from Italtel group

Consolidated Statement Of Financial Position Line Items

(millions of euros)	6/30/2012	12/31/2011	Type of contract

Trade and miscellaneous receivables and other current assets	1	1	Supply of goods and services, sale of products to Italtel Group
Trade and miscellaneous payables and other current liabilities	27	45	Hardware revision services, software development, maintenance and assistance contracts and deliveries and installations of equipment from Italtel Group

Consolidated Statement Of Cash Flows Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Purchase of intangible and tangible assets on an accrual basis	60	89	Telecommunications devices from Italtel Group

At June 30, 2012, the Telecom Italia Group has provided guarantees on behalf of the associate Aree Urbane S.r.l. (in liquidation) for 5 million euros.

Transactions with other related parties (through directors, statutory auditors and key managers)

The “Procedure for carrying out transactions with related parties” – pursuant to the Regulation carrying the provisions on the subject of related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties as set out in the accounting principles, participate in important shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which disciplines the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

Separate Consolidated Income Statement Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Revenues
ATM Group	2	1	Supply of customized services and business data network
Generali Group	36	38	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
Intesa Sanpaolo Group	32	36	Telephone and MPLS and international data network services, ICT services, Microsoft licenses, internet connectivity, high-speed connections and supply of authentication devices
Mediobanca Group	3	3	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica Group	412	408	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Total revenues	485	486
Acquisition of goods and services
China Unicom Group	1		International telecommunications and roaming services
Generali Group	17	15	Insurance premiums and property leases
Intesa Sanpaolo Group	9	7	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group		1	Credit recovery activities
Telefónica Group	300	298	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	1	1
Total acquisition of goods and services	328	322
Employee benefits expenses	2	2	Non-obligatory employee insurance taken out with the Generali Group
Finance income
Intesa Sanpaolo Group	19	28	Bank accounts, deposits and hedging derivatives
Mediobanca Group	7	12	Bank accounts, deposits and hedging derivatives
Total finance income	26	40
Finance expenses
Intesa Sanpaolo Group	22	35	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca Group	7	13	Term Loan Facility, Revolving Credit Facility and hedging derivatives
Total finance expenses	29	48

Consolidated Statement Of Financial Position Line Items

(millions of euros)	6/30/2012	12/31/2011	Type of contract

Net financial debt
Non-current financial assets
Intesa Sanpaolo Group	274	239	Hedging derivatives
Mediobanca Group	35	30	Hedging derivatives
Total non-current financial assets	309	269
Securities other than investments (current assets)
Generali Group	2	2	Bonds
Intesa Sanpaolo Group	2	1	Bonds
Mediobanca Group		5	Bonds
Total securities other than investments (current assets)	4	8
Financial receivables and other current financial assets
Intesa Sanpaolo Group	16	27	Hedging derivatives
Mediobanca Group	1	1	Hedging derivatives
Total financial receivables and other current financial assets	17	28
Cash and cash equivalents	208	278	Bank accounts and deposits with Intesa Sanpaolo Group
Non-current financial liabilities
Intesa Sanpaolo Group	316	233	Revolving Credit Facility, hedging derivatives and loans
Mediobanca Group	105	99	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	421	332
Current financial liabilities
Intesa Sanpaolo Group	77	56	Bank accounts, hedging derivatives and other financial payables
Mediobanca Group	4	1	Hedging derivatives
Telefónica Group		1	Financial liabilities from previous corporate-related transactions
Total current financial liabilities	81	58

(millions of euros)	6/30/2012	12/31/2011	Type of contract

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
ATM Group	2	2	Supply of customized services and business data network
Generali Group	36	19	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
Intesa Sanpaolo Group	97	98	Telephone and MPLS and international data network services, ICT services, Microsoft licenses, internet connectivity, high-speed connections and the supply of authentication devices
Mediobanca Group		1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica Group	95	99	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	231	220
Miscellaneous payables and other non-current liabilities	3	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica Group
Trade and miscellaneous payables and other current liabilities
A1 Investments Group		1	Acquisition of “FISM rights”
Generali Group	4		Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems
Intesa Sanpaolo Group	97	86	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group	1	1	Credit recovery activities
Telefónica Group	81	79	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	1
Total trade and miscellaneous payables and other current liabilities	184	167

Consolidated Statement Of Cash Flows Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Purchase of intangible and tangible assets on an accrual basis	1		Capitalization of costs connected with “FISM rights” from the A1 Investments Group
Dividends paid
Telco	129	174	Dividends paid
Other minor companies	10	17	Dividends paid
Total dividends paid	139	191

On February 23, 2012, a settlement agreement was reached between the Telecom Italia Group and Telefonica Germany over certain claims connected with the sale of the investment in HanseNet in 2010.

As established by the internal Procedure for the management of related party transactions, this agreement was submitted, after the Steering Committee’s review, to the approval of the Committee for Internal Control and Corporate Governance which expressed a favorable opinion. Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Transactions with pension funds

The most significant amounts are summarized as follows:

Consolidated Separate Income Statement Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Employee benefits expenses			Contributions to pension funds
Fontedir	6	6
Telemaco	33	36
Other pension funds	2	4
Total employee benefits expenses	41	46

Consolidated Statement Of Financial Position Line Items

(millions of euros)	6/30/2012	12/31/2011	Type of contract

Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	4
Telemaco	22	24
Other pension funds	1	2
Total trade and miscellaneous payables and other current liabilities	27	30

Consolidated Statement Of Cash Flows Line Items

(millions of euros)	1st Half 2012	1st Half 2011	Type of contract

Dividends paid		1	Dividends paid to other pension funds

Remuneration to key managers

In the first half of 2012, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of key managers amounts to 9.6 million euros (7.2 million euros in the first half of 2011), analyzed as follows:

(millions of euros)	1st Half 2012	1st Half 2011
Short-term remuneration	6.9	6.2
Long-term remuneration	0.9	0.4
Employment termination benefit incentives	1.1
Share-based payments(*)	0.7	0.6
	9.6	7.2

(*)

These refer to the fair value of the rights, accrued to June 30, under the share-based incentive plans (PSG, TOP 2008 and LTI 2011/2012) of Telecom Italia S.p.A. and its subsidiaries.

In the first half of 2012, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 374,000 euros (175,000 euros in the first half of 2011).

In the first half of 2012, the “Key managers”, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.
Managers:
Simone Battiferri (1)	Head of Top Clients and Public Sector
Franco Bertone	Dirección General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs
Stefano Ciurli	Head of Supply Chain & Real Estate
Antonino Cusimano	Head of Legal Affairs
Luca Luciani (2)	Director Chairman of Tim Brasil
Andrea Mangoni	Head of Administration, Finance and Control & International Development
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio	Head of Technology
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services

(1)

from February 23, 2012

(2)

to May 4, 2012

Note 24
Equity compensation plans

Equity compensation plans in effect at June 30, 2012 and at December 31, 2011 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2012.

The plans in place at June 30, 2012 are summarized below. For further details on plans that were already in effect at December 31, 2011, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

Description of stock option plans

•

Telecom Italia S.p.A. Top 2008 Stock Option Plan

The option rights to Telecom Italia ordinary shares at a price of 1.95 euros were granted during the year 2008 to the then chairman and chief executive officer. The options total 8,550,000 and can still be exercised up to April 15, 2014.

At June 30, 2012, no options were exercised since there has been no change in the situation since December 31, 2011.

Unexercised options expire at the end of the plan.

•

Tim Participações S.A. Stock Option Plan

The incentive plan for managers in key positions in Tim Participações S.A. and its subsidiaries grants options to purchase Tim Participações S.A. shares. The base exercise price per share is 8.84 reais and is subject to a pre-set discount or appreciation according to the trend of relative performance.

Exercise of the options is subordinate to reaching two performance objectives simultaneously: the increase in value of the company’s ordinary shares and the performance of the prices of the company’s shares against a reference index. Performance targets refer to the three years 2011-2013 and performance is recorded in July of each year.

The options are exercisable up to six years starting from the grant date; the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

As of June 30, 2012, there were no options that could have already been exercised since the right to purchase the total 2,833,596 shares granted to the beneficiaries on August 5, 2011 can only be exercised starting from the second half of 2012.

Description of other Telecom Italia S.p.A. equity compensation plans

•

Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Plan grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. At the end of the three-year performance period, if the manager decides to invest half of the bonus, retaining such shares and maintaining an employment relationship with companies of the Group for the next two years, the manager will have the right to the grant of an equal number of bonus ordinary shares.

In reference to the situation at June 30, 2012, the total maximum bonus that may be granted to the 117 beneficiaries is 8,236,350 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to an equivalent amount of 4,118,175 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital.

•

Long Term Incentive Plan 2011 (LTI Plan 2011)

The rolling plan replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and Selected Management.

The objective of the plan is to reinforce the connection between management’s compensation and company performance, measured by cumulative Free Cash Flow in the three years 2011-2013 and the growth in value of the share relative to a group of peers measured by the Total Shareholder Return.

At June 30, 2012, the beneficiaries of the plan, beside the Executive Chairman and the Chief Executive Officer, are 16 Top Managers and 125 Selected Management. At the same date, the maximum incentive is equal to:

–

for Selected Management a total maximum bonus of 9,312,600 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, is equal to an equivalent amount of 4,656,300 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;

–

for Top Management a total maximum bonus of 6,197,250 euros, of which the equivalent maximum amount of the bonus grant and the relative bonus increase in capital is 3,098,625 euros;

–

for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

•

Long Term Incentive Plan 2012 (LTI Plan 2012)

In keeping with the long-term rolling incentive structure decided in 2011, the shareholders’ meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Management.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the business plan 2012-2014 measured by the cumulative Free Cash Flow in the three years 2012-2014 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and a grant of bonus matching shares when specific conditions are met two years after subscription;

–

to Top Management a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

On June 28, 2012, the board of directors approved the start of the Plan. The beneficiaries of the plan are 19 Top Managers and 127 Selected Management. The estimated maximum incentive for the two categories of incentive beneficiaries at the start of the Plan is equal to:

–

for Selected Management a total maximum bonus of 9,581,850 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, is equal to an equivalent amount of 4,790,925 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;

–

for Top Management a total maximum bonus of 7,161,000 euros, of which the equivalent maximum amount of the bonus grant and the relative bonus increase in capital is 3,580,500 euros.

Note 25
Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006.

The impact of non-recurring events and transactions in the first half of 2012 is as follows:

(millions of euros)		Equity	Profit (loss) for the period	Accounting net financial debt	Cash flows (*)

Amount – financial statements	(a)	26,828	1,460	30,785	(647)
Expenses for corporate-related transactions		-	-	6	(6)
Sundry expenses		(2)	(2)	2	(2)
Restructuring expenses		(12)	(12)	70	(70)
Gains on non-current assets		15	15	-	-
Total impact (excluding Discontinued operations)	(b)	1	1	78	(78)
Impact of Discontinued Operations	(c)	-	-	5	(5)
Figurative amount – financial statements	(a-b-c)	26,827	1,459	30,702	(564)

(*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the period.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Half 2012	1st Half 2011

Employee benefits expenses:
Restructuring expenses	(16)	-
Other operating expenses:
Provision charges and other expenses	(2)	-
Impact on Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(18)	-
Gains (losses) on disposal of non-current assets:
Gains on disposal of non-current assets	21	-
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	-	(3,182)
Impact on Operating profit (loss) (EBIT)	3	(3,182)
Share of profits (losses) of associates and joint ventures accounted for using the equity method - Other income (expenses) from investments
Reversal of impairment loss on EtecSA (Cuba)	-	17
Gains on disposal of Other investments	-	(1)
Impact on profit (loss) before tax from continuing operations	3	(3,166)
Effect of income taxes on non-recurring items	(2)	-
Discontinued operations	-	(11)
Impact on profit (loss) for the period	1	(3,177)

Note 26
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2012 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 27
Other information

a) Exchange rates used to translate the financial statements of foreign operations (*)

		Period-end exchange rates (statements of financial position)		Average exchange rates for the period (income statements and statements of cash flows)
(local currency against 1 euro)		6/30/2012	12/31/2011	1st Half 2012	1st Half 2011

Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	25.64000	25.78700	25.16464	24.34950
HUF	Hungarian forint	287.77000	314.58000	295.39054	269.44953
CHF	Swiss franc	1.20300	1.21560	1.20477	1.26943
TRY	Turkish lira	2.28340	2.44320	2.33617	2.20814
GBP	Pound sterling	0.80680	0.83530	0.82247	0.86818
RON	Romanian leu	4.45130	4.32330	4.39028	4.17980
North America
USD	U.S. dollar	1.25900	1.29390	1.29682	1.40325
Latin America
VEF	Venezuelan bolivar	5.40696	3.35994	4.95760	3.64366
BOB	Bolivian boliviano	8.82244	8.96385	9.02414	9.83578
PEN	Peruvian nuevo sol	3.35398	3.48747	3.46784	3.90360
ARS	Argentine peso	5.64320	5.56769	5.69209	5.67941
CLP	Chilean peso	636.58100	671.99700	638.69555	667.10592
COP	Colombian peso	2,275.4500	2,510.57000	2,324.73592	2,577.86362
MXN	Mexican peso	16.87550	18.05120	17.18280	16.68623
BRL	Brazilian real	2.54482	2.42710	2.41520	2.28778
PYG	Paraguayan guarani	5,742.30000	5,794.08000	5,734.60600	5,964.67236
UYU	Uruguayan peso	27.25360	25.92850	25.87391	27.10947
Other countries
ILS	Israeli shekel	4.94530	4.94530	4.92201	4.93694

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	1st Half 2012	1st Half 2011

Research and development costs expensed during the period	20	34
Development costs capitalized	297	224
Total research and development costs (expensed and capitalized)	317	258

Moreover, in the separate consolidated income statement for the period, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 360 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed under Sustainability in the Interim Management Report.

Note 28
Events subsequent to June 30, 2012

Repurchase of Telecom Italia S.p.A. bonds

On July 13, 2012, Telecom Italia S.p.A. announced the final outcome of its tender offer to repurchase four of its bond issues maturing between March 2013 and May 2014.

The tender offers were launched on July 6, 2012 and ended on July 12, 2012 and referred to the following bond issues:

Bonds repurchases by due date and ISIN code
	March 2013 XS0418509146	July 2013 XS0312208407	January 2014 XS0409510590	May 2014 XS0254905846

Outstanding nominal amount (euro)	645,000,000	500,000,000	500,000,000	673,000,000
Repurchase price	103.363%	99.50%	107.914%	103.002%
Repurchased nominal amount (euro)	212,855,000	232,350,000	215,893,000	116,200,000
Residual nominal amount outstanding (euro)	432,145,000	267,650,000	284,107,000	556,800,000

The total nominal amount repurchased is equal to 777.3 million euros. All the bonds repurchased have been cancelled on the date of July 17, 2012.

Suspension of the sale of new SIM cards in some areas of Brazil

On July 18, 2012, Anatel, the Brazilian telecommunications regulator, after adopting a new method for measuring quality, issued a ruling which, among other things, ordered TIM Celular (a subsidiary of the Tim Brasil group) to suspend the sale of new SIM cards in 18 Brazilian states and in the Federal District of Brasilia starting from July 23, 2012.

The legal request to suspend the measure presented by TIM Celular was denied and on July 24, 2012 Tim Celular presented Anatel with a specific action plan for all the States outlining the individual steps that will be taken to guarantee better service and network quality. In light of this detailed plan, it was expected that Anatel would quickly act to revoke the suspension. On August 2, 2012, Anatel approved the Action Plan presented by TIM Celular, giving orders for the immediate revocation of the suspension of sales together with steps to constantly and continuously monitor the execution of the action plan.

Merger of SAIAT S.p.A.

The board of directors of Telecom Italia S.p.A. in its meeting held on August 1, 2012 approved the decision to merge the wholly-owned subsidiary SAIAT S.p.A. (Società Attività Intermedie Ausiliarie Telecomunicazioni).

The merger is part of a rationale to simplify the corporate structure of the Group and will not entail any changes to the capital of Telecom Italia. The merger is expected to be completed by the end of October 2012.

Note 29
List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies of the Telecom Italia Group is reported below.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting, if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TELECOM ITALIA S.p.A.	MILAN	EUR	10,693,628,019
	(ITALY)
SUBSIDIARIES CONSOLIDATED LINE-BY-LINE

DOMESTIC BU
4G HOLDING S.p.A. (investment holding company)	TURIN (ITALY)	EUR	20,333,384	71.0000		TLC COMMERCIAL SERVICES S.r.l.
4G RETAIL S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	2,402,241	100.0000		4G HOLDING S.p.A.
ADVANCED CARING CENTER S.r.l (telemarketing's activities and development, market research and surveys)	ROME (ITALY)	EUR	2,540,100	100.0000		TELECONTACT CENTER S.p.A.
FLAGSHIP STORE BOLOGNA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLOGNA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE BOLZANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLZANO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE CATANIA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	CATANIA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE FIRENZE 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	FLORENCE (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MODENA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MODENA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE SANREMO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	SANREMO (IMPERIA) (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TARANTO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TARANTO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TORINO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VERONA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VERONA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VICENZA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VICENZA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
H.R. SERVICES S.r.l. (planning, development and supply of training services)	L' AQUILA (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
I.T. TELECOM S.r.l. (software development and software consulting)	POMEZIA (ROME) (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
LAN MED NAUTILUS Ltd (telecommunications services, installation and maintenance of submarine cable systems, managed bandwidth services)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 5.0000		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS BOLIVIA SrL (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9943 0.0057		TELECOM ITALIA SPARKLE S.p.A. LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	6,850,598	99.9999 0.0001		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,844,866	99.9999 0.0001		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS CHILE S.A. (managed bandwidth services)	SANTIAGO (CHILE)	CLP	13,101,482,259	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS COLOMBIA Ltda (managed bandwidth services)	BOGOTA' (COLOMBIA)	COP	240,225,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PERU' S.A. (managed bandwidth services)	LIMA (PERU')	PEN	56,865,179	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS St. Croix LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS USA Inc. (managed bandwidth services)	FLORIDA (UNITED STATES)	USD	20,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS VENEZUELA C.A. (managed bandwidth services)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
MED 1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		MED 1 SUBMARINE CABLES Ltd
MED 1 ITALY S.r.l. (construction and maintenance of submarine cables)	ROME (ITALY)	EUR	548,477	100.0000		MED 1 (NETHERLANDS) B.V.
MED 1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
MEDITERRANEAN NAUTILUS B.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,003	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS GREECE S.A. (telecommunication services)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ISRAEL Ltd (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ITALY S.p.A. (property and maintenance of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunication services)	TAKSIM, ISTANBUL (TURKEY)	TRY	5,639,065	99.9996 0.0001 0.0001 0.0001 0.0001		MEDITERRANEAN NAUTILUS B.V. LAN MED NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE S.A.
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
PATH.NET S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
SHARED SERVICE CENTER S.r.l. (planning, design, installation running of computer services)	ROME (ITALY)	EUR	3,061,006	100.0000		TELECOM ITALIA S.p.A.
TECNOSERVIZI MOBILI S.r.l. (in liquidation) (management of movable assets)	ROME (ITALY)	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunication services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA-FALCIANO (SAN MARINO)	EUR	1,808,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunication services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunication services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE EST S.R.L. (telecommunication services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE HUNGARY K.F.T. (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunications services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd (telecommunication services)	SINGAPORE	USD	5,121,120,	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunication services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	SAN MARINO (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunication services)	BRUSSELS (BELGIUM)	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunication services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunication services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE GmbH (telecommunication services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TIS FRANCE S.A.S. (installation and maintenance of telecommunications services for fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TLC COMMERCIAL SERVICES S.r.l. (acquisition and management of investment involved in the marketing of products and services in the field of telecommunications and ICT)	ROME (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services and promotional services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd

BRAZIL BU
INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (telecommunications services)	SAO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
TIM FIBER RJ S.A. (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	52,814,659	99.6757		TIM CELULAR S.A.
TIM FIBER SP Ltda (telecommunications services)	SAO PAULO (BRAZIL)	BRL	39,609,943	100.0000		TIM CELULAR S.A.
TIM PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,886,886,593	66.6756 0.0329		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.

ARGENTINA BU
MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	760,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.
NORTEL INVERSORA S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	68,008,550	78.3784 1.7290	100.0000	SOFORA TELECOMUNICACIONES S.A. TIERRA ARGENTEA S.A.
NUCLEO S.A. (mobile telephony services)	ASUNCIÓN (PARAGUAY)	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	35.5000 32.5000		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.
SPRINGVILLE S.A. (mobile telephony services)	MONTEVIDEO (URUGUAY)	UYU	3,888,956	100.0000		TELECOM PERSONAL S.A.
TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54.7417		NORTEL INVERSORA S.A. TIERRA ARGENTEA S.A.
(telecommunications services)	(ARGENTINA)			1.5780
TELECOM ARGENTINA USA Inc. (telecommunications services)	DELAWARE (UNITED STATES)	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
TELECOM PERSONAL S.A. (mobile telephony services)	BUENOS AIRES (ARGENTINA)	ARS	310,514,481	99.9923 0.0077		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

MEDIA BU
BEIGUA S.r.l. (purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
LA7 S.r.l. (publishing and typographic industry and commerce, collection and enforcement of advertising in general)	ROME (ITALY)	EUR	20,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
MTV PUBBLICITA' S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.
TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	212,188,324	75.1731 2.2471	75.4553 2.2557	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

OLIVETTI BU
ADVALSO S.p.A. (design, manufacturing and servicing of telecommunication services and products)	IVREA (TURIN) (ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A. (in liquidation)
OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
OLIVETTI FRANCE S.A.S. (sale of office equipment)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
OLIVETTI I-JET S.p.A. (in liquidation) (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA) (ITALY)	EUR	3,000,000	100.0000		OLIVETTI S.p.A.
OLIVETTI S.p.A. (manufacture and sale of products and services for information technology)	IVREA (TURIN) (ITALY)	EUR	53,000,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunication equipment)	IVREA (TURIN) (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

OTHER OPERATIONS
EMSA SERVIZI S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
MATRIX S.p.A. (internet services)	MILAN (ITALY)	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN) (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN) (ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI HOLDING B.V. (finance company)	AMSTERDAM (NETHERLANDS)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
PURPLE TULIP B.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
SAIAT SOCIETA' ATTIVITA' INTERMEDIE AUSILIARIE TLC S.p.A. (finance company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA FINANCE IRELAND Ltd (finance company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT COMPLIANCE LATAM S.A. (internal auditing)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TELECOM ITALIA S.p.A. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
TIERRA ARGENTEA S.A. (investments holding company)	BUENOS AIRES (ARGENTINA)	ARS	261,213,255	90.0000 10.0000		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.

ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD
AREE URBANE S.r.l. (in liquidation) (real estate)	MILAN (ITALY)	EUR	100,000	31.6500 0.9700		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
BALTEA S.r.l. (bankrupt) (manufacture and sale of office equipment and computer and telecommunications services)	IVREA (TURIN) (ITALY)	EUR	100,000	49.0000		OLIVETTI S.p.A.
CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	13,113	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO INITALIA (research, study, design, product development and ICT solutions devoted to initiatives characterized by a great economic relevance or by an innovative and complex nature)	ROME (ITALY)	EUR	200,000	25.0000		OLIVETTI S.p.A.
CONSORZIO TEMA MOBILITY (in liquidation) (marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	TURIN (ITALY)	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
CRIAI S.c.r.l. - Cons.Campano di ricerca x l'inf. e l'automaz.ind. (in liquidation) (delivery of services in the IT and industrial automation fields)	NAPLES (ITALY)	EUR	198,255	47.9300		TELECOM ITALIA S.p.A.
IM.SER S.r.l. (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
ITALTEL GROUP S.p.A. (holding company)	MILAN (ITALY)	EUR	131,426,652	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
MOVENDA S.p.A. (technological platform for the development of mobile internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE S.A.
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation) (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA' ATTIVITA' INTERMEDIE AUSILIARIE TLC S.p.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l. (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
TM NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
TRENTINO NGN S.r.l. (design, construction, building and supply of fiber optic access network to operators and investments, real estate, commercial and financial operations)	TRENTO (ITALY)	EUR	96,043,000	41.0733		TELECOM ITALIA S.p.A.

Certification of the Half-year Condensed Consolidated Financial Statements at June 30, 2012 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as Executive Chairman, Marco Patuano, as Domestic Managing Director and Andrea Mangoni, as Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2012.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1

the half-year condensed consolidated financial statements at June 30, 2012:

a)

are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to art. 154-ter of Legislative Decree 58 of February 24, 1998 and the measures enacted for the implementation of art. 9 of Legislative Decree 38 of February 28, 2005;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;

3.2

the interim management report contains a reliable analysis of important events which took place during the first six months of 2012 and their impact on the half-year condensed consolidated financial statements at June 30, 2012, together with a description of the principal risks and uncertainties for the remaining six months of 2012. The interim management report also contains a reliable analysis of information concerning significant related party transactions.

August 1, 2012

Executive Chairman /signed/ _______________________ Franco Bernabè	Domestic Managing Director /signed/ _______________________ Marco Patuano
Manager responsible for preparing the Company’s financial reports /signed/ _______________________ Andrea Mangoni

To the shareholders of
Telecom Italia SpA

1 We have reviewed the condensed consolidated interim financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the six-month period ended 30 June 2012, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders' equity and the statement of cash flows and related explanatory notes. Telecom Italia SpA directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by the European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and Stock Exchange (CONSOB) with Resolution 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the condensed consolidated interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the information contained in the above mentioned condensed consolidated interim financial statements. The review excluded certain auditing procedures such as compliance, verification and validation tests of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit of the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

Regarding the amounts of the consolidated financial statements of the prior year and the consolidated condensed interim financial statements of the prior year presented for comparative purposes, reference should be made to our reports dated 12 April 2012 and 22 August 2011, respectively.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 - **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 - **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 - **Catania** 95129 Corso Italia 302 Tel. 095753231 - **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 - **Padova** 35138 Via Vicenza 4 Tel. 049873481 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10122 Corso Palestro 10 Tel. 011556771 - **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 - **Verona** 37135 Via Francia 21/C Tel. 0458263001

www.pwc.com/it

pwc

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Telecom Italia Group as of and for the six-month period ended 30 June 2012 have not been prepared, in all material respects, in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by the European Union.

Milan, 14 August 2012

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

***This report has been translated into the English solely for the convenience of international readers.***

Useful Information

Free copies of this report can be obtained by:

Phone	Free number 800 020 220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) available for shareholder information and assistance

E-mail	ufficio.soci@telecomitalia.it

Internet

Users can access the Half-year Financial Report at June 30, 2012 at the following address: www.telecomitalia.com

Information can also be obtained about Telecom Italia and its products and services at the following address: www.telecomitalia.com

Investor Relations	+39 02 85954131 +39 02 85954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office: Piazza degli Affari 2 – 20123 Milan, Italy

Headquarters and Secondary Office: Corso d’Italia 41 – 00198 Rome, Italy

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share capital € 10,693,628,019.25 fully paid-in

Tax Code/VAT No. and Milan Company Register No.: 00488410010

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 22th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager